xstrata

SUPPL

04046526

RECEIVED
NOV 15 2004
SEC MAIL PROCESSING SECTION
WASH. D.C. 213

Securities and Exchange Commission
Filing Desk
Room 1004, Mail Stop 1 - 4
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Wednesday, November 03, 2004

Xstrata file number 82-34660

Please find attached all company announcement released by Xstrata during the months of July, August and September as well as the Interim Report 2004.

Yours sincerely,

B. Mattenberger

Brigitte Mattenberger
Corporate Affairs

PROCESSED
DEC 10 2004
THOMSON FINANCIAL

dlw 12/8

Xstrata (Schweiz) AG Bahnhofstrasse 2 PO Box 102 CH-6301 Zug Switzerland
Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com

Xstrata File
Number 82-34660

xstrata

Company Announcement: Fidelity Disclosable Interests in Xstrata

Zug, 12 July 2004

Xstrata Plc ("Xstrata") announces that it was notified by Fidelity Investments on Friday, 09 July 2004 that FMR Corp and Fidelity International Limited have increased their holdings to 7,9689,688 and 17,898,612 ordinary shares of US$0.50 each. This represents 1.26% and 2.83% respectively of Xstrata's ordinary issued share capital.

As a consequence, the current total shareholding in Xstrata of Fidelity Investments is 25,867,300 ordinary shares of US$0.50 each, representing 4.10% of Xstrata's ordinary issued share capital.

ends

(For information, Fidelity Investments previously disclosed shareholding in Xstrata was 3.02%)

xstrata

Fidelity Disclosable Interests in Xstrata

Zug, 23 July 2004

Xstrata Plc ("Xstrata") announces that it was notified by Fidelity Investments yesterday that FMR Corp and Fidelity International Limited have increased their holdings to 9,999,763 and 21,880,848 ordinary shares of US$0.50 each. This represents 1.58% and 3.46% respectively of Xstrata's ordinary issued share capital.

As a consequence, the current total shareholding in Xstrata of Fidelity Investments is 31,880,611 ordinary shares of US$0.50 each, representing 5.05% of Xstrata's ordinary issued share capital.

ends

(For information, Fidelity Investments previously disclosed shareholding in Xstrata was 4.10%)

xstrata

Brisbane , 3 August 2004

Xstrata Technology wins Mining and Minerals Processing Award at 2004 Premier of Queensland's SMART Awards

Xstrata Technology has been named as Queensland 's most innovative Mining and Minerals Processing company at the Premier of Queensland's SMART Awards in Brisbane from a shortlist of six companies.

SMART awards were presented to seven category winners by Queensland Premier Peter Beattie to recognise outstanding achievement and innovation by Queensland-based companies.

In accepting the award, Xstrata Technology General Manager Joe Pease said:

"I am proud that technologies developed in Mount Isa and Townsville are at the cutting edge of innovative solutions in the mining and minerals sector. Each of our technologies is recognised as world-leading and all are successfully marketed to a wide range of global mining and minerals companies, improving the efficiency and environmental performance of operations around the world. The technologies continue to improve with the unique 'user group', after sales concept."

At the awards presentation held on Thursday 29 th July, Queensland Premier Peter Beattie said, "The high take-up of new technologies in the mining sector has attracted strong investment in new mining projects, with a flow on to exports of mining services and equipment. [...]

"The SMART Awards give these winners the profile they deserve as Smart State companies that are at the cutting edge of technology, products and services, business processes and management practices. I congratulate all of our Award winners. Their success encourages more local businesses to strive for excellence. These SMART Awards recognise the real champions of Queensland , the real innovators creating jobs, export revenue and the future of the Smart State ."

Xstrata Technology, based in Brisbane and Townsville , Queensland , markets:

- ISA PROCESS Technology – copper electrorefining and electrowinning technology
- ISASMELT – high intensity submerged lance smelting technology
- IsaMill – high efficiency, large scale, grinding technology
- Jameson Cell – high intensity mineral flotation cell

For further information, please contact:

Joe Pease
General Manager, Xstrata Technology
Tel: +61 7 3833 8500
Fax: +61 7 3833 8555
Email: jpease@xstrata.com.au

Notes to editors

Xstrata Technology is a wholly-owned subsidiary of Xstrata plc, a major global diversified mining group, listed on the London and Swiss stock exchanges and headquartered in Switzerland . For further information about Xstrata plc please see www.xstrata.com.

The Xstrata Technology division develops, markets and supports technologies for the global mining, mineral processing and metals extraction industries. These technologies, originally developed for use in own operations, are marketed for use by third parties. The division also provides metallurgical services to both industry customers and within the Xstrata Group.

xstrata

Capital Group Disclosable Interests in Xstrata

Zug, 4 August 2004

Xstrata Plc ("Xstrata") announces that it was advised by Capital Group Companies Inc that Capital International Limited, Capital International SA, Capital International Inc and Capital Research & Management have decreased and Capital Guardian Trust Company has increased their holdings in Xstrata to 15,113,442, 1,282,847, 437,659, 6,318,084 and 14,508,038 ordinary shares respectively, representing 2.39%, 0.20%, 0.07%, 1.00% and 2.297% respectively of the Group's issued share capital (previously 2.41%, 0.23%, 0.08%, 1.76% and 2.26%).

The aggregate shareholding of the Capital Group is now 37,660,070 shares, which represents 5.96% of Xstrata's issued share capital.

ends

(For information, Capital Group previously disclosed shareholding in Xstrata was 6.74%.)

xstrata

Xstrata Interim Results 2004

Zug, 12 August 2004

Xstrata plc, the global diversified mining and metals group, today announces interim results for the six months ended 30 June 2004.

Key financial results

US$m	**Statutory Six months to 30.06.04**	Pro forma Six months to 30.06.03*	% Change
Turnover ∫	**2,938.2**	2,090.6	41
EBITDA (pre-exceptionals) ∫	**915.8**	443.9	106
EBIT (pre-exceptionals) ∫	**624.6**	196.0	219
EBIT	**621.6**	190.0	227
Attributable profit (pre-exceptionals)	**405.5**	79.0	413
Attributable profit	**373.9**	77.4	383
Earnings per share (pre-exceptionals)	**US$0.65**	US$0.13	400
Earnings per share	**US$0.60**	US$0.12	400
Net operating cash flow	**786.3**	297.5	164
Net debt to equity %	**24.6%**	43.2%	43
Attributable net assets	**6,662.5**	5,620.6	19
Attributable net assets per share	**US$10.62**	US$8.94	19

* Xstrata's acquisition of the MIM Group completed on 23 June 2003. Pro forma results for the six months to 30 June 2003 assume the MIM Group had been owned by Xstrata from 1 January 2003 to provide a basis for ongoing comparison.

∫ Excludes discontinued operations (Avonmouth and Magnesium)

Highlights

- Pre-exceptional attributable profit up 413% to $405.5 million due to stronger commodity prices across all businesses
- Stronger second half earnings expected on the back of higher prices and improving performance in Australian copper and zinc businesses
- Free cash flow generation up over 450% to $622 million, with net debt to equity reduced to 24.6%
- Earnings accretive programme activated to repurchase up to 10% of issued share capital without cancellation of shares
- Major growth projects in coal and alloys businesses on track
- Interim dividend of 8USc per share or $50 million, 20% higher than 2003

Commenting on the results, Chief Executive Mick Davis said:

ì Xstrata plc is essentially the product of two transforming acquisitions in 2002 and 2003, the combination of which was intended to position the company optimally to benefit from an environment of strong commodity prices. The first half of 2004 reflects the gearing of that combination with attributable profit up 413% to $405.5 million and earnings per share up 400% to 65USc per share pre-exceptionals. Most significantly free cash flow rose by 457% in the six months to $622 million.

ì The steps taken by Xstrata's commodity businesses over the past 10 months since the integration of MIM was completed will add significant value in the second half of the year, as production is maximised and efficiency improvements start to bear fruit. These factors, together with the prevailing commodity bull market, mean the Group is extremely well positioned to improve on the first half's achievements and record even stronger results in the second half of 2004.î

Ends

Contacts

Claire Bithell
Telephone: +44 20 7968 2871
Mobile : +44 7785 964340
Email: cbithell@xstrata.com

Brigitte Mattenberger
Telephone: +41 41 726 6071
Mobile : +41 79 381 1823
Email: bmattenberger@xstrata.com

Michael Oke
Aura Financial
Telephone: +44 20 7321 0033
Mobile : +44 7834 368299
Email: michael@aura-financial.com

xstrata

Xstrata release: Purchase of Shares by Batiss Investments

Zug, 18 August 2004

Xstrata plc ("Xstrata") has been advised by Batiss Investments Limited ("Batiss") that on 17 August 2004 Batiss purchased 60,000 ordinary shares of US0.50 each in Xstrata at 798 pence per share.

The purchase represents approximately 0.01 per cent of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 60,000 shares, representing 0.01 per cent of Xstrata's issued ordinary share capital.

ends

xstrata

Xstrata release: Purchase of Shares by Batiss Investments

Zug, 19 August 2004

Xstrata plc ("Xstrata") has been advised by Batiss Investments Limited ("Batiss") that on 18 August 2004 Batiss purchased 500,000 ordinary shares of US0.50 each in Xstrata at 807.83 pence per share.

The purchase represents approximately 0.08 per cent of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 560,000 shares, representing 0.09 per cent of Xstrata's issued ordinary share capital.
ends

xstrata

Fidelity Disclosable Interests in Xstrata

Zug, 20 August 2004

Xstrata Plc ("Xstrata") announces that it was notified by Fidelity Investments yesterday that FMR Corp have increased and Fidelity International Limited have decreased their holdings to 12,079,440 and 17,877,729 ordinary shares of US$0.50 each. This represents 1.91% and 2.83% respectively of Xstrata's ordinary issued share capital.

As a consequence, the current total shareholding in Xstrata of Fidelity Investments is 29,957,169 ordinary shares of US$0.50 each, representing 4.74% of Xstrata's ordinary issued share capital.

ends

(For info rmation, the previous disclosed shareholding of Fidelity Investments in Xstrata was 5.05%)

xstrata

Xstrata release: Purchase of Shares by Batiss Investments

Zug, 24 August 2004

Xstrata plc ("Xstrata") has been advised by Batiss Investments Limited ("Batiss") that on 23 August 2004 Batiss purchased 100,000 ordinary shares of US0.50 each in Xstrata at 823.89 pence per share.

The purchase represents approximately 0.02 per cent of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 660,000 shares, representing 0.10 per cent of Xstrata's issued ordinary share capital.

Ends

xstrata

Xstrata release: Purchase of Shares by Batiss Investments

Zug, 25 August 2004

Xstrata plc ("Xstrata") has been advised by Batiss Investments Limited ("Batiss") that on 24 August 2004 Batiss purchased 500,000 ordinary shares of US0.50 each in Xstrata at 816.58 pence per share.

The purchase represents approximately 0.08 per cent of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 1,160,000 shares, representing 0.18 per cent of Xstrata's issued ordinary share capital.

Ends

xstrata

Xstrata release: Purchase of Shares by Batiss Investments

Zug, 26 August 2004

Xstrata plc ("Xstrata") has been advised by Batiss Investments Limited ("Batiss") that on 25 August 2004 Batiss purchased 750,000 ordinary shares of US0.50 each in Xstrata at 802.41 pence per share.

The purchase represents approximately 0.12 per cent of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 1,910,000 shares, representing 0.30 per cent of Xstrata's issued ordinary share capital.

Ends

xstrata

Xstrata release: Purchase of Shares by Batiss Investments

Zug, 27 August 2004

Xstrata plc ("Xstrata") has been advised by Batiss Investments Limited ("Batiss") that on 26 August 2004 Batiss purchased 80,000 ordinary shares of US0.50 each in Xstrata at 807.9 pence per share.

The purchase represents approximately 0.01 per cent of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 1,990,000 shares, representing 0.32 per cent of Xstrata's issued ordinary share capital.

Ends

xstrata
copper

XSTRATA SUCCEEDS IN LAS BAMBAS BID

Buenos Aires, Tuesday 31 August 2004

Xstrata Copper has succeeded in its bid to acquire an option to develop the Las Bambas copper project in the province of Cotabambas, Peru. Xstrata's US$ 121 million bid, which includes an upfront payment of US$91 million for the option right and further contingent payments totalling US$30 million during the option and construction phases, was selected by Proinversion, Peru's Private Investment Promotion Agency.

The Las Bambas copper project is within the Southern Peru copper belt, which hosts a series of major copper operations including Toquepala and Cuajone (SPCC), Tintaya (BHP Billiton) and Cerro Verde (Phelps Dodge). It is located in the district of Apurimac, 260 kilometres from Cuzco. (see attached location map). The district covers 35,000 hectares and includes the Chalcobamba, Ferrobamba, Sulfobamba and Charcas deposits. Exploration work to date has indicated a resource in excess of 500 million tonnes and copper grades of over 1%.

Xstrata will work with Proinversion, Centromin and the Government of Peru to execute a formal option contract, following which Xstrata will have a period of up to six years to complete exploration and feasibility work. During or at the end of this period, Xstrata has the right to exercise its option to develop a world-class open cut copper mine expected to produce in excess of 200,000 tonnes per annum of copper in concentrate.

Commenting on the announcement, Charlie Sartain, chief executive Xstrata Copper, said, "We are delighted to have been chosen as the winning bidder and we look forward to working with all the stakeholders in Las Bambas on this exciting opportunity. Xstrata is committed to growing its global copper business and we believe that Las Bambas could form an important part of our growth strategy."

ends

Xstrata contacts

Sue Sara
Telephone +61 7 3295 7535
Mobile +61 411 206 090
Email suesara@xstrata.com.au

Claire Bithell
Telephone +44 20 7968 2871
Mobile +44 7785 964340
Email cbithell@xstrata.com

Julian Rooney
Telephone +5411 4316 8321
Mobile +5411 4415 1285
Email jpr@alumbrera.com.ar

Editors' note:

Xstrata Copper, headquartered in Brisbane, Australia, operates mines and mineral processing plants in north Queensland, Australia, and has a 50% interest in the operating company of the Minera Alumbrera open pit copper-gold mine and processing business in Argentina, South America.

In north Queensland, Australia, Xstrata Copper operates the Mount Isa Mines Limited underground copper mining and processing operations, the Ernest Henry open pit copper-gold mine, the Townsville copper refinery, Bowen coke works and Townsville port facilities.

Location map


Peru
Bolivia
Chile
Abancay
Cuzo
Andahuylas
Yanaoca
Las Bambas
Santo Tomas
Sicuani
Yauri
Tintaya (BHPB)
Antapaccay (BHPB)
Juliaca
Chivay
Puno
Arequipa
Camana
Cerro Vede (Phelps Dodge)
Matarani
Mollendo
Moquegua
Cuajone (SPCC)
Quellaveco (AA plc)
Toquepala (SPCC)
Railroad
Paved road
Existing unpaved road
City
Fe-Cu-Mo-Au
Skarn Prophyry Deposits
Town
0
100km

xstrata

Xstrata release: Purchase of Shares by Batiss Investments

Zug, 1 September 2004

Xstrata plc ("Xstrata") has been advised by Batiss Investments Limited ("Batiss") that on 31 August 2004 Batiss purchased 202,082 ordinary shares of US0.50 each in Xstrata at 804.62 pence per share.

The purchase represents approximately 0.032 per cent of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 2,192,082 shares, representing 0.35 per cent of Xstrata's issued ordinary share capital.

Ends

Xstrata File
Number 82-34660

xstrata

Xstrata release: Purchase of Shares by Batiss Investments

Zug, 2 September 2004

Xstrata plc ("Xstrata") has been advised by Batiss Investments Limited ("Batiss") that on 1 September 2004 Batiss purchased 12,766 ordinary shares of US0.50 each in Xstrata at 811.69 pence per share.

The purchase represents approximately 0.002 per cent of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 2,204,848 shares, representing 0.35 per cent of Xstrata's issued ordinary share capital.

Ends

xstrata

Xstrata release: Purchase of Shares by Batiss Investments

Zug, 9 September 2004

Xstrata plc ("Xstrata") has been advised by Batiss Investments Limited ("Batiss") that on 8 September 2004 Batiss purchased 20,637 ordinary shares of US0.50 each in Xstrata at 824.75 pence per share.

The purchase represents approximately 0.003 per cent of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 2,225,485 shares, representing 0.35 per cent of Xstrata's issued ordinary share capital.

Ends

xstrata

Xstrata release: Purchase of Shares by Batiss Investments

Zug, 10 September 2004

Xstrata plc ("Xstrata") has been advised by Batiss Investments Limited ("Batiss") that on 9 September 2004 Batiss purchased 193,511 ordinary shares of US0.50 each in Xstrata at 824.89 pence per share.

The purchase represents approximately 0.031 per cent of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 2,418,996 shares, representing 0.38 per cent of Xstrata's issued ordinary share capital.

Ends

xstrata

OPENING STATEMENT: HEARING OF THE ECONOMICS AND INDUSTRY STANDING COMMITTEE OF THE LEGISLATIVE ASSEMBLY OF WESTERN AUSTRALIA

The following is a transcript of an opening statement given by Marc Gonsalves, Executive General Manager Corporate Affairs, at a public hearing held by the Economics and Industry Standing Committee of the Legislative Assembly of Western Australia on 24 August 2004.

Thank you, Mr Chairman.

As you know, Xstrata has made a detailed submission to the Committee. In our submission, and indeed in our correspondence to government and in our public communication, we have sought to convey a number of points. I appreciate the opportunity to sketch these out.

The three main issues relate to

- the reasons for the closure;
- the allegation that Xstrata is unfairly preventing another party producing vanadium on the site; and
- how Xstrata managed the plant.

I also wish to tender Reasons for Decision of Commissioner Smith in an application made by Mr Roderick Smith of Precious Metals Australia (PMA) against Danny Hill's Saracen Management in the Industrial Relations Commission. This provides relevant background information on the Windimurra Project and important statements regarding Mr Roderick Smith's credibility as a witness.

Turning to the first, Xstrata's decision to close Windimurra was responsible, correct and based solely on the project economics of Windimurra itself. It was also in all respects completely legal. As the owner of the project, it was Xstrata's legal right to close the operation and to deal with its assets in the manner that is most appropriate for its shareholders. This is what we have done.

While we have been more than happy to explain our decision to this Committee and to other parties, the decision remained Xstrata's alone.

I wish to state in the strongest possible way that the decision to close Windimurra rested absolutely on an assessment of the project's on-going financial viability and on whether the further investment required to re-open the operation responsibly could be justified. As amplified in the confidential data provided in our submission, that analysis, which focused on the critical issues of the operation's expected cost of production, and the assumptions made regarding the long-run vanadium price and Australian dollar exchange rate, concluded that Windimurra could not be operated profitably over its project life, given the further investment required. Once again, the decision to risk shareholders' capital is Xstrata's alone and the Company has the right to decline to invest if it believes it will not make a return on its investment.

The decision did not, as has been suggested, relate in any way to the profitability of our other vanadium assets, still less to the allegation that the closure was an attempt to manipulate world vanadium prices. Given that these two false claims continue to be made, I wish to make a couple of additional points here.

Xstrata does not believe that it – or indeed any producer – can manipulate the price of vanadium, and we have never tried to do so. The evidence in our submission to the Committee shows this. When Windimurra's production was suspended in February 2003, Metal Bulletin's price per pound for vanadium pentoxide was approximately US$1.90. The price spiked briefly to around US$2.65/lb in April 2003, before returning to about US$1.83/lb in June 2003. In fact the average vanadium price for 2003 was US$2.22/lb. The withdrawal of Windimurra's production from the market clearly did not move the price to any great extent.

In our public comments and our press release we acknowledge that there would naturally be a short-term impact in the market arising from any abrupt withdrawal of or increase in supply. Mr Smith of PMA acknowledged the same point we made in our press release when, in his evidence on 11 August, he stated (on page 6) that Windimurra's coming back on stream "probably would push prices down to some extent".

I hate to shoot down a good conspiracy theory, but, in fact, the whole plot to manipulate world prices simply does not hang together. No vanadium producer has that capability given the structure of the industry. There are up to 90 million pounds of idled annual capacity in vanadium

(which is more than 50% of current estimated world production) that can be brought back and two-thirds of global output is generated as a by-product by steel makers, who will produce regardless of the vanadium pricing environment.

All of our actions and public statements reflect the behaviour of a rational producer that tries to plan production in order to respond to the demand from its customers. In this Xstrata is no different from other well-funded, major diversified mining companies, such as Rio Tinto, BHP Billiton and Anglo American.

I have also unequivocally stated that our decision to close Windimurra had nothing to do with the profitability of our South African operations. The economics are simple. No rational, commercial enterprise will close one operation, at a cost of AUD186 million, to boost profitability at another. The quantum of additional profit margin or higher prices required to compensate for that sort of loss of capital makes the entire supposition ludicrous. Still less did our decision have anything to do with perceptions that the South African government would have acted any differently to the Government of Western Australia in the event of our closing an unprofitable operation. That is simply not borne out by any facts.

What Xstrata wanted is to have all three of its vanadium operations profitable. Regrettably, we have concluded that two of them are not: one (Windimurra in Australia) is closed and the other (Vantech in South Africa) is suspended and unlikely to re-open.

Suggestions, therefore, that we have swapped production out of Windimurra for increased production out of South Africa are wholly wrong. Production from our South African businesses remained flat at 28.6 million pounds in both 2002 and in 2003. Following the suspension at Vantech in 2003, production from South Africa will reduce to between 22 and 23 million pounds this year.

The second major issue that Xstrata has sought to address relates to the pernicious claims that Xstrata has unfairly created barriers to new entrants or sterilised the vanadium resource at Windimurra. Neither is true.

Nothing that Xstrata has done prevents any party from taking its own view on the vanadium market and the Windimurra resource, and then deciding to invest in and operate its own vanadium plant at the site. Indeed, we have made it clear all along that as soon as our environmental obligations are met, or as soon as the Government releases us from these, we will relinquish the leases and any other party can come in and exploit the resource. We have no intention of sitting on this resource or 'land-banking' it, as I think it is called. We have said so all along.

What Xstrata has refused to do is to provide an unfair, non-commercial shortcut into the industry, on the back of the AUD186 million of capital invested – and lost – by Xstrata's shareholders, by selling its plant to another producer at a significant discount to its cost of investment. Xstrata is not in the business of subsidising competitors, and no objective observer would expect this of us or any other company in a similar position. For this reason, as our submission makes clear, Xstrata's contract with Fabcon explicitly precludes Fabcon from on-selling to an existing or potential vanadium producer. Xstrata can waive this condition, but would have been prepared to do so only if any sale were concluded on a fully commercial basis.

There are good reasons for this. While the barriers to entry to vanadium producers are relatively low, we believe it is in the interests of all parties that producers should enter that market on a level playing field and on a financially robust and sustainable basis, not merely to capture short-term returns during a commodity price spike.

If parties gain entry to major projects on an uneconomic basis, there is a greater risk of operations closing without provision for employees or environmental rehabilitation. Under such a scenario, there would be significant risk that when the vanadium price falls back to long-run (or below long-run) levels – as Xstrata believes it will – the operation would again be closed, employees would again be retrenched and the site would again require extensive environmental rehabilitation. At that point there would be a real risk that a smaller, relatively unfunded operator would not be able to meet its financial obligations and that employee redundancy, pension and rehabilitation costs would have to be borne by the citizens of Western Australia. Forgive a degree of cynicism, Mr Chairman, but at that point, those commentators criticising Xstrata for not selling Windimurra as a cheap going concern would no doubt be criticising Xstrata for selling the plant at a knock-down price to a poorly funded junior company, which cannot meet its obligations.

In contrast, as pointed out in our submission, throughout the operation's history and closure, Xstrata has acted in complete compliance with its obligations, particularly to employees and under the lease and royalty agreements. Although Windimurra has never made any profit, Xstrata continued to pay both salaries of staff and an annual amount of AUD500,000 to PMA, an annual payment which, under the royalty agreement, will continue until all rehabilitation obligations have been satisfied in full, which could be some time away. Xstrata has diligently continued to rehabilitate the site in accordance with all its obligations, and will continue to do so until this process is concluded.

In fact, Mr Chairman, I take some comfort from the fact that despite all the unwarranted criticism that has been levelled at Xstrata, no-one has accused us of treating our employees unfairly or neglecting our environmental and other obligations.

A further major issue concerns the manner in which Xstrata managed the plant and, specifically, suggestions – made by Mr Smith in his evidence on 11 August (page 2) – that Xstrata deliberately reduced production during 2001 and 2002 to render "a profitable operation cash flow negative". This is an extraordinary comment. In fact, the operation was never profitable and it is simply not rational behaviour to set out deliberately to make an unprofitable operation – in which you have sunk over AUD186 million – even less profitable. I reject absolutely any suggestion that Xstrata did this.

The reality is that throughout the entire period we are discussing, the crushing and milling plant ran at close to its full capacity of 2.7 million tonnes per year. This limit was set by the water available to the operation. In fact, Xstrata never reduced ore throughput at all. However, as we state in our submission, vanadium recoveries only averaged around 50%, instead of the 60-70% anticipated in the feasibility study. As a consequence, although ore milling rates were on target, vanadium production never sustained its 20 tonnes per day target.

This is important because it explains why the plant did not achieve its nameplate capacity of 7,200 tonnes of vanadium pentoxide a year (equivalent to 600 tonnes a month, or 20 tonnes per day). The two months – August 2001 and April 2002 – when Windimurra did produce 600 tonnes it did so because inventory had been built up and was used in those months.

Xstrata's statements regarding reduction of output from 20 tonnes per day to 15 tonnes per day have been misconstrued and I wish to clarify these. To maintain production at 20 tonnes per day, without the use of inventory, Windimurra had to recover more magnetite. To recover more magnetite, additional capital expenditure was required to improve the magnetic separation circuit, the regrind circuit and to pay for the additional water needed if annual ore throughput was to be increased beyond 2.7 million tonnes.

Tony Simpson pushed hard internally to get the capital which he thought could secure the 20 tonnes per day production. As you may appreciate, given the loss-making position that Windimurra was in, and the fact that the increase from 15 to 20 tonnes per day would not make Windimurra profitable at the prevailing vanadium price, this capex was not approved. As a consequence, production could not be sustained at 20 tonnes per day and production targets were reduced to 15.6 tonnes per day.

Windimurra was still unprofitable at this level. However, the operation was stable and Xstrata then approached the power and gas providers, and the government, with a proposal to stem losses and prevent Windimurra being suspended. As detailed extensively in our submission, Committee members will note that while assistance was forthcoming from some suppliers, the power and gas companies did not assist and the government declined to become involved in negotiations with them. The losses simply mounted up.

In passing I note that the 78% recovery rate Mr Smith mentions in his evidence (p7) is a red herring. It relates to recovery rates in the second stage of the process only (from the kiln to bag alone) – not recovery rates from mine, through concentrator, and then kiln to bag – the total process to which the 60% to 70% anticipated in the feasibility study refers. Mr Smith is simply not comparing apples with apples, and the relevant recovery rate was around 50% for both stages.

Xstrata kept an unprofitable operation going for three years, at a direct cost of nearly AUD 40 million to shareholders, in the hope that the project could be salvaged – while PMA had no exposure to these losses.

There are three other issues, relating to our submission that I will touch on briefly.

One relates to the claim that Xstrata acted in bad faith when initiating a sale process at the request of the Minister for State Development after the announcement of Windimurra's closure, and that Xstrata did not communicate the position of the de-commissioning. As our submission makes clear to the Committee, the reality is that Xstrata explicitly stated in all correspondence, including letters to the Minister, that any sale would have to take into account the existing contractual obligations entered into by Xstrata to effect the orderly de-commissioning of the plant. Further, in a letter dated 28 May from Peet Nienaber, chief executive of Xstrata Alloys, to the four parties which flagged an interest in Windimurra assets, Xstrata set out exactly what it owned and what had been onsold by Fabcon, and expressly indicated that it would not entertain offers significantly below the capital cost of the plant/equipment concerned.

Mr Smith's evidence has been completely contradictory on this point: On the one hand he accuses Xstrata of covering up the basis on which we would sell Windimurra and saying that Xstrata "has not been frank in dealing with the Minister" (page 3) in his evidence to the Committee on 11 August. And yet later (page 4 of the transcript), he expressly states – and I quote – "Xstrata made it clear in dealing with us and the Government that it would not entertain a sale for less than the original historical cost..." For once, Mr Smith has got it completely right: That has exactly been our position for the reasons I have already covered.

In addition, I wish to state clearly that Xstrata did not, as has been misrepresented by Mr Smith in the press, require parties to come up with funding within five days. Mr Nienaber's letter of 28 May clearly states that we simply required that any party wishing to take matters further sign a confidentiality agreement and provide an indication of its financial standing – such as a copy of its most recent financial statements. This is a typical preliminary step in a sale process, and indeed one of the parties – not PMA – signed the confidentiality agreement, provided financial statements and subsequently made a site visit. They did not proceed with any purchase as the equipment they were interested in proved to be too big for their requirements.

Second, much has been made of the costs associated with restarting Windimurra. As the Committee is aware, we have set out in full the process and elements that led to our conclusion that a responsible restart would cost some AUD50 million. As this makes clear, we looked at two

scenarios. The preliminary assessment of the costs of the first, which entailed treating vanadium slag from another source, came to AUD 15 million. Unfortunately, as the information we set out in our submission indicates, that proposal was uneconomic. It would not deliver a cost of production that realised value against our long-run price and exchange rate assumptions.

Xstrata therefore undertook a more detailed evaluation of the start-up costs associated with the treatment of Windimurra ore. It was clear that the restart programme associated with this second scenario would have to address a number of critical factors which prevented the plant from achieving the cost profile set out in the original feasibility study or which addressed the more stringent environmental and investment hurdles demanded by the new Xstrata plc. As we set out in detail in our submission, that required:

- the upgrade of the magnetite recovery plant, of the de-amoniation and pentoxide circuit, and of emission structures;
- the installation of a salt recovery plant;
- the reconfiguration of the power station; and
- addition of a ferro-vanadium plant.

Xstrata concluded that the AUD50 million expenditure could not be justified based on our long-run assumptions.

The final matter that is pertinent to our submission, Mr Chairman, relates to confidentiality. There are two aspects to this. The first is typical to all businesses and relates to data which is commercially sensitive and which we will not share with customers or competitors. The second relates to the action commenced by PMA in the New South Wales courts. Xstrata has now received some further details of PMA's claims, and these fall directly within the Committee's terms of reference and the issues extensively covered in sections 4 and 5 of Xstrata's submission, and in certain of the Appendices.

The first hearing in the case is scheduled for 8 October 2004. Xstrata needs to study the claim properly and then follow the usual processes that apply to cases in NSW in the coming months. That includes considering how properly to handle provision of information and documents to PMA. This is particularly important because the precise details of PMA's claims are not clear. In

fact PMA's claim has been phrased in broad terms and, in a number of cases, PMA states that it plans to give further particulars of claims. Any public disclosure of documents and information relating to PMA's claim, outside of the formal court discovery procedure, will therefore unfairly prejudice Xstrata's right to a fair court process.

While we believe that there are no grounds to PMA's action, to protect Xstrata's right to a fair court process, we have respectfully alerted the Committee of our inability to discuss certain information in open hearing. We would be pleased to provide such information, as we have done in our submission, in camera to the Committee.

Mr Chairman, in conclusion, I wish to put on record two things:

First: I wish to thank the men and women employed at the Windimurra operation, and Tony Simpson, the CEO, in particular. The dedication and achievements of Tony and his team were truly inspiring. The fact that Windimurra never made a cent of profit was despite their heroic efforts in bringing down costs and – particularly in the case of Tony – leaving no stone unturned in attempts to save the project by lobbying suppliers and government to help keep it open. It is never fair to play 'what if' games, but if such assistance had been forthcoming before the decision was taken to suspend operations in February 2003, I wonder whether we would be sitting here today.

Second, Xstrata regrets that this project closed. We clearly would have liked it to be a success and did everything possible to achieve this. No party had more motivation that Xstrata to see Windimurra making money. In fact, it is ironic this inquiry is investigating why a foreign direct investor in Australia declined to continue funding a loss-making venture in 2004, when Australian investors declined to continue funding PMA, a Western Australian company, with an Australian listing, as far back as 1999. Clearly Australian investors were unwilling to risk their money in circumstances where Xstrata continued to do so for several years. It has cost our shareholders over AUD186 million to find out – with the benefit of hindsight – that Windimurra is not profitable going forward. In this regard, Windimurra is not the unique case PMA is trying to make it out to be. It is simply a project that should never have been developed.

Xstrata release: Purchase of Shares by Batiss Investments

Zug, 27 September 2004

Xstrata plc ("Xstrata") has been advised by Batiss Investments Limited ("Batiss") that on 24 September 2004 Batiss purchased 50,000 ordinary shares of US0.50 each in Xstrata at 870.02 pence per share.

The purchase represents approximately 0.01 per cent of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 2,468,996 shares, representing 0.39 per cent of Xstrata's issued ordinary share capital.

Ends

xstrata

Xstrata release: Purchase of Shares by Batiss Investments

Zug, 28 September 2004

Xstrata plc ("Xstrata") has been advised by Batiss Investments Limited ("Batiss") that on 27 September 2004 Batiss purchased 27,997 ordinary shares of US0.50 each in Xstrata at 873.25 pence per share.

The purchase represents approximately 0.004 per cent of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 2,496,993 shares, representing 0.40 per cent of Xstrata's issued ordinary share capital.

Ends

xstrata


Coal
Copper
Zinc

INTERIM REPORT 2004

KEY FINANCIAL RESULTS

US$m	**Statutory Six months to 30.06.04**	Pro forma Six months to 30.06.03*	% Change
Turnover†	**2,938.2**	2,090.6	41
EBITDA (pre-exceptionals)†	**915.8**	443.9	106
EBIT (pre-exceptionals)†	**624.6**	196.0	219
EBIT	**621.6**	190.0	227
Attributable profit (pre-exceptionals)	**405.5**	79.0	413
Attributable profit	**373.9**	77.4	383
Earnings per share (pre-exceptionals)	**US$0.65**	US$0.13	400
Earnings per share	**US$0.60**	US$0.12	400
Net operating cash flow	**786.3**	297.5	164
Net debt to equity %	**24.6%**	43.2%	43
Attributable net assets	**6,662.5**	5,620.6	19
Attributable net assets per share	**US$10.62**	US$8.94	19

*Pro forma includes MIM Group acquisition from 01.01.03.
† Excludes discontinued operations (Avonmouth and Magnesium)

HIGHLIGHTS

- Pre-exceptional attributable profit up 413% to $405.5 million due to stronger commodity prices across all businesses
- Stronger second half earnings expected on the back of higher prices and improving performance in Australian copper and zinc businesses
- Free cash flow generation up over 450% to $622 million, with net debt to equity reduced to 24.6%
- Earnings accretive programme activated to repurchase up to 10% of issued share capital without cancellation of shares
- Major growth projects in coal and alloys businesses on track
- Interim dividend of 8USc per share or $50 million, 20% higher than 2003

Average commodity prices adjusted for currency changes	Unit	**Average Price received Six months to 30.06.04**	Average Price received Six months to 30.06.03	% Change
Australian FOB export thermal coal	AUD/t	**47.3**	40.6	17
South African export thermal coal	ZAR/t	**230.1**	193.2	19
Australian FOB export semi-soft coking	AUD/t	**59.2**	49.4	20
Australian FOB export coking	AUD/t	**69.7**	71.8	(3)
Copper	ARS/t	**8,021**	4,967	61
	AUD/t	**3,730**	2,683	39
Lead	AUD/t	**1,120**	744	51
Zinc	Euros/t	**855**	707	21
	AUD/t	**1,419**	1,267	12
Ferrochrome *(Metal Bulletin)*	ZAR/lb	**4.2**	30.0	40
Ferrovanadium *(Metal Bulletin)*	ZAR/lb	**160.7**	92.3	74

The impact of higher inflation ($40.5 million up on the comparable period) and costs directly linked to higher prices, such as royalty payments and certain power contracts (up $34.4 million) also trimmed back the benefit of high prices. Nevertheless, on a pre-exceptionals basis, EBIT for the six months rose $429 million or 219% compared with the corresponding period, to $625 million.

EBIT variance of unit costs in real terms (2004 vs 2003*)	**US$m†**
Alloys	(12.9)
Coal	12.2
Copper	(18.3)
Zinc Lead	(3.3)
Other businesses	0.1
Total	**(22.2)**

*Pro forma includes MIM Group acquisition from 01.01.03
†Excludes discontinued operations (Avonmouth and Magnesium)

Continuing Progress Following MIM Acquisition

The acquisition of MIM, together with the resultant transformation of Xstrata's portfolio and positioning within the market, clearly left the Group exceptionally well positioned to benefit from the stronger commodity markets that characterised the first six months of this year. Indeed, the purchase of the MIM Group contributed $338.2 million to the Group's earnings before interest and tax (EBIT) in the first half of 2004 – slightly over half of the total, and certainly more than we had expected in our original valuation model.

Positive as this is, I am more pleased by the progress that has been made, and the transformation that is underway, within the former MIM businesses themselves. In the first six months of our ownership up until end December 2003, we completed the formal integration of our businesses and focused attention on the performance of the Queensland coal assets. The progress made in this area was set out in our annual report. In the first six months of this year, the focus switched to our North Queensland base metal operations: Mount Isa and Ernest Henry.

Progress at Queensland Base Metal Operations

In January Xstrata announced the realignment of its copper assets into a single global business, Xstrata Copper, led by Charlie Sartain. Charlie moved swiftly to re-organise the new business and a number of management changes were made to increase accountability within discrete business entities, in order to apply the best and most relevant skills to each component of the business and to achieve greater empowerment at the operational level at Xstrata Copper's North Queensland operations. The process included a comprehensive business and organisational review, which included interviews with 430 staff that identified ten key areas where further value could be created and where safety, productivity and operational improvements could be made.

These projects together improve the efficiency and long-term viability of Xstrata's existing portfolio, enabling the Group to continue to ensure it maximises the value inherent in its operations. It is tempting to justify projects to take advantage of a high price environment. However, Xstrata remains committed to capital discipline and continues to assess potential projects on their long term returns to our shareholders rather than short term advantage.

Balance Sheet, Dividend and Equity Capital Management Programme

Following a refinancing of Xstrata's syndicated loan facility of $1.4 billion, borrowing costs have been written off, while very strong free cash flow from operations has reduced Group gearing to 24.6% (net debt to equity). Free cash flow, before discretionary expansionary capital expenditure amounted to $622 million on a pro forma basis. Working capital, at $597 million at 30 June, rose only 2%, despite the significant impact of higher commodity prices, stronger local currencies and increased taxable earnings.

The positive outlook for the second half of the year, gives us confidence that gearing levels will again reduce significantly at the year end. As a consequence, the Board has agreed an interim dividend of 8USc per share, a 20% increase on last year's interim dividend, amounting to $50 million.

In addition, timing now appears right to activate Xstrata's equity capital management programme (ECMP), which was put in place in 2002. The ECMP, which enables the purchase of up to 10% of Xstrata's shares in the market, delivers the economic benefits of a share buyback, while conferring all the advantages of a conventional treasury stock programme. The programme will enhance earnings in a tax efficient manner, without cancelling shares, and will improve balance sheet efficiency. Further details on the management of the programme are set out in the Financial Review. The ECMP will be financed from the Group's strong free cash flow. Given the structure of the ECMP, none of the Group's firepower is dissipated. We will continue to have the same degrees of freedom to capture and finance any value-enhancing opportunities.

Outlook

The outlook for commodity prices in general remains robust for the remainder of 2004 and into 2005. The current strength is a result of increased demand from developing economies – most notably China and India – and a slow but sustained improvement in OECD economies. Over and above the pleasing demand outlook, current prices reflect the tightness of supply in most of our commodities. In part, this is a result of the focus within the industry on real returns, which reduced development in capacity from the latter part of the 1990s. Of particular interest in 2004 is the constraint on the supply of coal as a result of limited port capacity at key export terminals and more generally lower exports from China as its domestic demand for metals and basic materials continues to grow. The outlook in the medium term is robust as it is unlikely that the factors giving rise to current trends will alter soon.

The steps taken by Xstrata's commodity businesses over the past 10 months since the integration of MIM was completed will add significant value in the second half of the year, as production is maximised and efficiency improvements start to bear fruit. In particular, Mount Isa operations should benefit from programmes implemented in the first six months of 2004 to increase production and improve efficiency. The full benefit of price negotiations reached during the first half of the year in our coal and alloys businesses will also be seen in the second half of the year. These factors, together with the prevailing commodity bull market, mean the Group is extremely well positioned to improve on the first half's achievements and record even stronger results in the second half of 2004.

ML Davis

Summary Consolidated Results (includes minority interests)				
US$m	**Statutory Six months to 30.06.04**	Statutory Six months to 30.06.03	Pro forma Six months to 30.06.03*	Pro forma Year ended 31.12.03*
Alloys	**427.1**	233.7	233.7	543.0
Coal	**1,189.1**	641.2	903.2	1,859.6
Copper	**722.4**	–	502.0	1,057.1
Zinc Lead	**569.2**	280.4	435.4	915.3
Other businesses	**30.4**	1.8	15.6	36.7
Unallocated	–	–	0.7	0.7
Total Group Turnover†	**2,938.2**	**1,157.1**	**2,090.6**	**4,412.4**
Attributable Total Group Turnover†	**2,711.6**	1,127.6	1,944.9	4,094.1
Alloys	**112.8**	23.0	23.0	77.0
Coal	**363.6**	134.1	170.3	349.9
Copper	**384.5**	–	228.2	481.8
Zinc Lead	**63.0**	42.3	46.5	94.2
Other businesses	**13.8**	0.5	3.7	9.4
Corporate and unallocated	**(21.9)**	(11.7)	(27.8)	(56.6)
Total Group EBITDA (pre-exceptionals)†	**915.8**	**188.2**	**443.9**	**955.7**
Attributable Total Group EBITDA (pre-exceptionals)†	**781.5**	182.7	363.7	774.3
Alloys	**(12.7)**	(11.0)	(11.0)	(22.9)
Coal	**(128.3)**	(70.5)	(105.2)	(212.0)
Copper	**(105.2)**	–	(92.5)	(207.7)
Zinc Lead	**(41.3)**	(20.4)	(36.5)	(76.5)
Other businesses	**(2.9)**	(0.8)	(2.0)	(4.3)
Corporate and unallocated	**(0.8)**	(0.5)	(0.7)	(1.2)
Depreciation and amortisation†	**(291.2)**	**(103.2)**	**(247.9)**	**(524.6)**
Attributable Total Group Depreciation and Amortisation†	**(254.0)**	(99.1)	(213.4)	(446.6)
Alloys	**100.1**	12.0	12.0	54.1
Coal	**235.3**	63.6	65.1	137.9
Copper	**279.3**	–	135.7	274.1
Zinc Lead	**21.7**	21.9	10.0	17.7
Other businesses	**10.9**	(0.3)	1.7	5.1
Corporate and unallocated	**(22.7)**	(12.2)	(28.5)	(57.8)
Total Group EBIT (pre-exceptionals)†	**624.6**	**85.0**	**196.0**	**431.1**
Attributable Total Group EBIT (pre-exceptionals)†	**527.5**	83.6	150.3	327.7

*Pro forma includes MIM Group acquisition from 01.01.03
†Excludes Ravenswood and discontinued operations (Avonmouth and Magnesium)

EBIT Analysis

EBIT Variances		US$m
EBIT 30.06.03 (pre-exceptionals)*†		**196.0**
Sales price (net of commodity hedging)		709.3
Volumes		(5.2)
Total unit cost – real		(22.2)
– Alloys	(12.9)	
– Coal	12.2	
– Copper	(18.3)	
– Zinc Lead	(3.3)	
– Other	0.1	
Unit cost – inflation		(40.5)
Unit cost – foreign exchange		(287.9)
Foreign currency hedging		93.0
Effect of sell down of 20% of Queensland Coal assets		(16.1)
Other income and expenses		10.0
Depreciation and amortisation (excluding foreign exchange)		(11.8)
EBIT 30.06.04 (pre-exceptionals)		**624.6**

*Pro forma includes MIM Group aqquisition from 01.01.03
† Excludes discontinued operations (Avonmouth and Magnesium)

The negative impact across the Group of inflation on costs amounted to $40.5 million compared to the 2003 corresponding period.

Compared to the comparative period in 2003, the weaker US dollar had a material negative impact on Group EBIT, with local average exchange rates strengthening 17% for the South African rand, 11% for the Euro and 20% for the Australian dollar. The negative foreign exchange impact on Group EBIT, when compared to the corresponding prior year period, was $287.9 million. This mainly includes losses arising from the stronger Australian dollar ($196.8 million), South African rand ($63 million) and Euro ($18.7 million). The negative foreign exchange variance reported from the stronger Australian dollar is after taking into account the positive impact of Australian dollar hedging, which contributed an additional gain of $93 million compared to the prior year.

Other income and expenses include the increased earnings in the technology business and corporate integration cost savings.

EBIT Sensitivities US$m	**Impact on second half 2004 EBIT***	Indicative full year EBIT**
1USc/lb movement in Ferrochrome price	**5.8**	13.1
US$1/kg movement in Ferrovanadium price	**2.1**	5.6
US$1/tonne movement in Australian Thermal export FOB coal price	**0.6**	32.7
US$1/tonne movement in Australian Coking export FOB coal price	**0.3**	5.3
US$1/tonne movement in South African export Thermal FOB coal price	**1.6**	13.4
1USc/lb movement in Copper price	**4.7**	10.0
US$10/oz movement in Gold price	**2.8**	7.7
1USc/lb movement in Zinc price	**4.7**	9.0
US$10/tonne movement in Zinc treatment charge price†	–	3.7
1USc/lb movement in Lead price	**2.1**	3.9
10% movement ARS	**2.4**	5.4
10% movement AUD	**30.9**	194.4
10% movement EUR	**13.9**	27.8
10% movement GBP	**0.5**	1.1
10% movement ZAR	**47.7**	94.8

*After impact of currency and commodity hedging, and contracted, priced sales as at 30.06.04
**Assuming current annualised production and sales profiles, no currency or commodity hedging and no contracted, priced sales and purchases at 30.06.04
† Second half 2004 reflects settlement of zinc concentrate contracts concluded in July 2004

Attributable profit (pre-exceptionals) increased $328.7 million from the 2003 statutory results or 428% to $405.5 million. Basic pre-exceptionals attributable earnings per share increased from $0.20 to $0.65. On a post-exceptionals basis, attributable profit increased $298.7 million or 397% to $373.9 million. Basic attributable earnings (post-exceptionals) per share increased from $0.20 to $0.60. The statutory earnings per share for the six months ended 30 June 2003 has been adjusted for the impact of the rights issue as outlined in the share data section below.

Dividends

The Directors have declared a 2004 interim dividend of 8USc per share amounting to $50.2 million. The total 2003 dividend was $125.7 million or 20USc per share, with a final payment of 13.3USc per share amounting to $83.6 million paid on 21 May 2004.

As Xstrata plc is a Swiss tax resident company, the dividend payment will be taxed at source in Switzerland at the rate of 35%. A full or partial refund of this tax may be available in certain circumstances.

The interim dividend is declared and will be paid in US dollars. Shareholders may elect to receive this dividend in Sterling, Euros or Swiss francs. The Sterling, Euro or Swiss francs amount payable will be determined by reference to the exchange rates applicable to the US dollar seven days prior to the dividend payment date. Dividends can be paid directly into a UK bank or building society account to shareholders who elect for their dividend to be paid in Sterling.

Further details regarding tax refunds on dividend payment, together with currency election and dividend mandate forms, are available from Xstrata's website (www.xstrata.com) or from the Company's Registrars.

Interim dividend dates	**2004**
Ex-dividend date	22 September
Deadline for return of currency election forms	24 September
Record date	24 September
Applicable exchange rate date	8 October
Payment date	15 October

Cash Flow, Net Debt and Financing Summary

Due to the strong operating cashflows being generated at Minera Alumbrera Limited, a return of capital of $162 million was made to shareholders in May 2004 in accordance with the shareholders' agreement. The repayment of the minorities' share of $81 million is recorded in the cash flow statement.

On 28 May 2004, the Group successfully refinanced its existing syndicated loan. The facility remains at $1.4 billion, however interest and commitment fees are substantially lower than those of the previous facility. The Group expensed capitalised loan arrangement fees associated with the old facility of $35.1 million in 2004.

Plant and equipment purchased under finance lease arrangements are excluded from capital expenditure in the cash flow. New finance leases are reported separately in the cash flow summary.

Net Debt Summary US$m	**Statutory As at 30.06.04**	Statutory As at 31.12.03
Cash	**297.1**	255.1
External borrowings	**(2,010.7)**	(2,452.4)
Arrangement fees	**14.5**	51.6
Finance leases	**(82.2)**	(75.8)
Net debt*	**(1,781.3)**	(2,221.5)
Net debt to equity	**24.6%**	31.3%
By currency:		
Australian dollars (AUD)	**2.7**	(93.6)
Euros (EUR)	**(1.8)**	0.7
Great Britain pounds (GBP)	**(4.6)**	3.9
South African rands (ZAR)	**(41.4)**	(46.0)
United States dollars (US$)	**(1,738.8)**	(2,086.7)
Other	**2.6**	0.2
Net debt by currency	**(1,781.3)**	(2,221.5)

*Includes 100% of Alumbrera non-recourse project financing, third party shareholder loans and cash

During the first half of 2004, strong operational cash flow further strengthened the balance sheet. Net debt reduced by $440.2 million in the first six months of the year including the repayment during the period of the non-recourse project financing in Alumbrera, with a consequent reduction in the net debt to equity ratio to 24.6% at 30 June 2004.

Equity Capital Management Programme

As previously announced in the 2002 Annual Report, the Xstrata Group has put in place an equity capital management programme (ECMP). Under the ECMP, up to 10% of the issued share capital of Xstrata plc can be purchased in the market by Batiss Investments (Batiss), a Guernsey registered entity owned by a charitable trust and independent of the Xstrata Group.

Conduct and Disclosure of Purchases

Purchases of shares under the ECMP can be made in the market at prices not exceeding 105% of the average middle market closing price of the shares over the previous five days, as derived from the London Stock Exchange Daily Official List. The purchasing activity of Batiss will be conducted and disclosed in keeping with existing regulation governing UK corporate share repurchases.

Future Application of Xstrata Shares Held by Batiss

Xstrata Capital intends that the shares held by Batiss will either be used by the Group as a source of financing for future acquisitions, in keeping with the Group's growth strategy, or placed in the market.

The decision when to place the shares in the market, use the shares to assist the Group in facilitating future transactions, or to repurchase shares for cancellation, will be considered in light of the Group's funding requirements and capital structure at the time.

Accounting Treatment

For so long as the shares continue to be held by Batiss they will be disregarded for the purposes of calculating the earnings per share of Xstrata plc. Batiss will be consolidated by Xstrata as a quasi-subsidiary, and the shares held by it will be accounted for as a deduction from shareholders funds in the consolidated balance sheet of the Group.

If Xstrata shares held by Batiss are subsequently disposed of by way of a placing or as consideration for an acquisition by the Group, any gain or loss will be taken directly to the Group's reserves to the extent that the market value of the shares so disposed is above or below the cost of those shares. No gain or loss would be recognised in the consolidated profit and loss account of the Group.

Foreign Currency Forward Contracts	Bought currency	**Forward sale of US$m 30.06.04**	Weighted average exchange rate	**Fair value US$m 30.06.04**
2004				
Coal – coking	AUD	**101.5**	0.6759	**2.4**
Coal – thermal	AUD	**369.1**	0.6759	**8.6**
Copper	AUD	**168.9**	0.6515	**11.4**
Zinc Lead	AUD	**33.6**	0.6515	**2.3**
	EUR	**2.0**	1.1320	**0.1**
2005				
Coal – coking	AUD	**28.1**	0.7012	**(0.9)**
Coal – thermal	AUD	**182.5**	0.7012	**(5.6)**
Total		**885.7**		**18.3**

Commodity hedging relates to forward and option contracts covering a portion of planned attributable gold, copper, coal, zinc and lead production. The commodity hedging losses reflected in the profit and loss account for the six months ended 30 June 2004 amounted to $58.9 million. The unrealised mark-to-market loss on commodity hedging in place at 30 June 2004 was $50 million.

Commodity Forward Contracts	Commodity	*Tonnes(t)/ Ounces(oz)*	*Average price US$**	**Fair value US$m 30.06.04**
2004				
Coal	US$ Coal	630,000t	43	**(15.2)**
Copper	US$ Copper	25,268t	2,014	**(16.9)**
	US$ Gold	107,000oz	369	**(2.9)**
	AU$ Gold	40,006oz	404	**0.2**
Zinc Lead	US$ Silver	600,000oz	7	**0.8**
	US$ Zinc	15,500t	941	**(0.5)**
2005 onwards				
Copper	US$ Gold	405,000oz	375	**(15.9)**
	AU$ Gold	446,195oz	488	**9.2**
Total Attributable				**(41.2)**

*The average price is stated in US dollars and where necessary has been converted from foreign currencies at period end exchange rates

Commodity Collar Option Contracts	Commodity	Tonnes	Average price US$*	**Fair value US$m 30.06.04**
2004				
Copper	US$ Copper	16,450	1,953-2,185	**(8.8)**
Zinc Lead	US$ Zinc	3,000	900-981	–
				(8.8)

*The average price is stated in US dollars and where necessary has been converted from foreign currencies at period end exchange rates

Consolidated Capital Expenditure

Capital expenditure in the first half of 2004 was 13% lower than in the corresponding period in 2003. Higher sustaining capital expenditure was principally due to the additional expenditure required in the Australia Zinc Lead and Copper operations to meet planned production volumes, following a review by the new management teams.

Disposals and Other Changes to Group Companies

Xstrata assumed ownership of the Ravenswood Gold Mine with the acquisition of the MIM Group in June 2003. At the time, Xstrata identified the mine as non-core to its business and indicated its intention to sell the operation. In January 2004, Xstrata agreed the sale of the Ravenswood Gold Mine, located in Queensland Australia, for a headline price of $45 million before working capital adjustments to Resolute Mining Limited. The transaction completed in March 2004. There was no gain or loss on disposal.

In February 2004, Xstrata agreed to establish a shared venture with SA Chrome & Alloys (Pty) Ltd (SA Chrome) to which each party contributes their respective South African chrome and ferrochrome assets. From the third year of the agreement, Xstrata and SA Chrome will participate in the aggregate earnings of the venture 82.5% and 17.5% respectively. This ratio will change from 89% and 11% in year one and 86% and 14% in year two respectively. This arrangement will enable both parties to realise operational efficiencies and will fulfil a key requirement of the new Mineral and Petroleum Resources Development Act in South Africa. This arrangement, effective from 1 July 2004, will enable both parties to realise operational efficiencies and will fulfil a key requirement of the new Mineral and Petroleum Resources Development Act in South Africa.

Share Data

Share Price: First Half 2004	XTA LSE (GBp)	XTA SWX (CHF)
Closing price 31.12.03	630.0	13.90
Closing price 30.06.04	737.0	16.65
Period high	762.0	18.20
Period low	622.5	13.90

Shares in Issue for EPS Calculations	Number of shares
2004	
Weighted average for six months ended 30.06.04 used for 2004 statutory eps calculation	627,373,636
2003	
Weighted average for six months ended 30.06.03 used for 2003 pro forma eps calculation	628,373,436
Weighted average for six months ended 30.06.03 used for 2003 statutory eps calculation	378,851,180
Total issued share capital	631,502,416

Publicly Disclosed Major Shareholders	% of Ordinary Issued Share Capital at 04.08.04
Glencore International AG*	40.17
Credit Suisse Group*	40.38
The Capital Group	5.96
Fidelity Investments	5.05
Standard Life Investments Ltd	3.99

*Pursuant to a capital management programme, as announced on 29 May 2003, entered into by Credit Suisse First Boston Equities Limited (CSFB Equities) and Credit Suisse First Boston (Europe) Limited (CSFB Europe), (being members of the Credit Suisse Group), and Glencore International AG (Glencore), in connection with the Group's acquisition of the MIM Group and the associated Right Issue, Glencore, CSFB Equities and CSFB Europe are jointly interested in 253,699,767 ordinary shares representing 40.17% (December 2003: 40.17%) of the issued share capital of the Company.

A Rights Issue in June 2003 was structured as an issue of three convertible unsecured loan stock units at 245 pence per stock unit for every two existing shares held. The Issue Price of 245 pence per stock unit represented a 56.1% discount to the closing middle market price on the London Stock Exchange main market for listed securities of 558 pence per ordinary share on 9 May 2003 (being the last business day prior to the trading of the rights). The weighted average number of shares has been restated by applying a factor of 0.66344 to adjust for the bonus element of the Rights Issue.

The difference between the pro forma and statutory weighted average number of shares for 2003 used for the earnings per share (EPS) calculations is due to the issue of shares under the Rights Issue assumed to take place on 1 January 2003. Under UK GAAP, own shares are deducted from the total issued share capital when calculating earnings per share.

xstrata


Coal
Copper
Zinc

INTERIM REPORT 2004

WE WILL GROW AND MANAGE A DIVERSIFIED PORTFOLIO OF METALS AND MINING BUSINESSES WITH THE SINGLE AIM OF DELIVERING INDUSTRY-LEADING RETURNS FOR OUR SHAREHOLDERS. WE CAN ACHIEVE THIS ONLY THROUGH GENUINE PARTNERSHIPS WITH EMPLOYEES, CUSTOMERS, SHAREHOLDERS, LOCAL COMMUNITIES AND OTHER STAKEHOLDERS, WHICH ARE BASED ON INTEGRITY, CO-OPERATION, TRANSPARENCY AND MUTUAL VALUE CREATION.

KEY FINANCIAL RESULTS

US$m	Statutory Six months to 30.06.04	Pro forma Six months to 30.06.03*	% Change
Turnover†	**2,938.2**	2,090.6	41
EBITDA (pre-exceptionals)†	**915.8**	443.9	106
EBIT (pre-exceptionals)†	**624.6**	196.0	219
EBIT	**621.6**	190.0	227
Attributable profit (pre-exceptionals)	**405.5**	79.0	413
Attributable profit	**373.9**	77.4	383
Earnings per share (pre-exceptionals)	**US$0.65**	US$0.13	400
Earnings per share	**US$0.60**	US$0.12	400
Net operating cash flow	**786.3**	297.5	164
Net debt to equity %	**24.6%**	43.2%	43
Attributable net assets	**6,662.5**	5,620.6	19
Attributable net assets per share	**US$10.62**	US$8.94	19

*Pro forma includes MIM Group acquisition from 01.01.03.
† Excludes discontinued operations (Avonmouth and Magnesium)

HIGHLIGHTS

- Pre-exceptional attributable profit up 413% to $405.5 million due to stronger commodity prices across all businesses
- Stronger second half earnings expected on the back of higher prices and improving performance in Australian copper and zinc businesses
- Free cash flow generation up over 450% to $622 million, with net debt to equity reduced to 24.6%
- Earnings accretive programme activated to repurchase up to 10% of issued share capital without cancellation of shares
- Major growth projects in coal and alloys businesses on track
- Interim dividend of 8USc per share or $50 million, 20% higher than 2003

CHIEF EXECUTIVE'S REPORT

Xstrata's Results

Xstrata plc is essentially the product of two transforming acquisitions in 2002 and 2003, the combination of which was intended to position the company optimally to benefit from an environment of strong commodity prices. The first half of 2004 reflects the gearing of that combination with attributable profit, up 413% to $405.5 million and earnings per share up 400% to 65 USc per share pre-exceptionals. Most significantly free cash flow rose by 457% in the six months to $622 million.

Materially higher prices were the most significant contributor to operating profit, adding a net $709 million to the Group's earnings before interest and tax (EBIT). This was offset by the negative impacts of the stronger Australian dollar, Euro and South African rand, which – net of currency hedging gains of $93 million – reduced EBIT by $195 million. This impact is evident in the table below, which shows commodity prices adjusted for average local currency exchange rates. Price increases outstripped currency losses in all our businesses, with the exception of coking coal, where received prices were lower period on period in local currency terms due to the significant carry-over tonnage delivered under a blend of old and new prices as a consequence of production shortfalls at the former MIM coal businesses last year.

Operating costs in real terms increased in aggregate by $22 million period on period. However, this belies some very positive progress across the Group. The delivery of further efficiency gains across our coal and zinc lead businesses is especially noteworthy. In Xstrata Coal, operating costs were reduced by over $12 million. This is despite significant demurrage costs (which averaged $1.58 per tonne in the first half of 2004 compared to $0.62 per tonne in the corresponding period) and a deliberate policy to access higher cost resources, that would otherwise remain unexploited, as well as to switch a portion of NSW production to higher-cost, semi-soft coal to improve overall margins. Real cost savings of $13 million in our European zinc lead business were offset by lower head grades and higher mining and freight costs in our zinc lead Australian operations. It is noteworthy that our zinc business has stripped out over $60 million of operating costs from our European smelters since our listing two and a half years ago.

Efficiency programmes in our Australian copper businesses offset the cost impact of the substantial investment made in underground development and filling and of lower head grades at Mount Isa (discussed below). The overall cost performance of the copper business, however, was impacted by the anticipated lower head grades at Alumbera (which accounted for $9.7 million of the $18.3 million increase), with the remainder due primarily to increases in power and freight costs in Argentina. In Alloys, the bulk of the rise in costs was due to the impact of higher prices for coke, the average of which rose 65% in local currency terms period-on-period, and a once-off disruption in power supply, due to a failed Eskom transformer. The impact of coke prices in the second half is expected to be partially offset by the further increases in ferrochrome prices negotiated from July.

Given the productivity and cost cutting initiatives underway across our operations, I am confident that this is an area where the performance of our businesses will be substantially improved in the second half.

Average commodity prices adjusted for currency changes	Unit	**Average Price received Six months to 30.06.04**	Average Price received Six months to 30.06.03	% Change
Australian FOB export thermal coal	AUD/t	**47.3**	40.6	17
South African export thermal coal	ZAR/t	**230.1**	193.2	19
Australian FOB export semi-soft coking	AUD/t	**59.2**	49.4	20
Australian FOB export coking	AUD/t	**69.7**	71.8	(3)
Copper	ARS/t	**8,021**	4,967	61
	AUD/t	**3,730**	2,683	39
Lead	AUD/t	**1,120**	744	51
Zinc	Euros/t	**855**	707	21
	AUD/t	**1,419**	1,267	12
Ferrochrome *(Metal Bulletin)*	ZAR/lb	**4.2**	30.0	40
Ferrovanadium *(Metal Bulletin)*	ZAR/lb	**160.7**	92.3	74

The impact of higher inflation ($40.5 million up on the comparable period) and costs directly linked to higher prices, such as royalty payments and certain power contracts (up $34.4 million) also trimmed back the benefit of high prices. Nevertheless, on a pre-exceptionals basis, EBIT for the six months rose $429 million or 219% compared with the corresponding period, to $625 million.

EBIT variance of unit costs in real terms (2004 vs 2003*)	**US$m†**
Alloys	(12.9)
Coal	12.2
Copper	(18.3)
Zinc Lead	(3.3)
Other businesses	0.1
Total	**(22.2)**

*Pro forma includes MIM Group acquisition from 01.01.03
† Excludes discontinued operations (Avonmouth and Magnesium)

Continuing Progress Following MIM Acquisition

The acquisition of MIM, together with the resultant transformation of Xstrata's portfolio and positioning within the market, clearly left the Group exceptionally well positioned to benefit from the stronger commodity markets that characterised the first six months of this year. Indeed, the purchase of the MIM Group contributed $338.2 million to the Group's earnings before interest and tax (EBIT) in the first half of 2004 – slightly over half of the total, and certainly more than we had expected in our original valuation model.

Positive as this is, I am more pleased by the progress that has been made, and the transformation that is underway, within the former MIM businesses themselves. In the first six months of our ownership up until end December 2003, we completed the formal integration of our businesses and focused attention on the performance of the Queensland coal assets. The progress made in this area was set out in our annual report. In the first six months of this year, the focus switched to our North Queensland base metal operations: Mount Isa and Ernest Henry.

Progress at Queensland Base Metal Operations

In January Xstrata announced the realignment of its copper assets into a single global business, Xstrata Copper, led by Charlie Sartain. Charlie moved swiftly to re-organise the new business and a number of management changes were made to increase accountability within discrete business entities, in order to apply the best and most relevant skills to each component of the business and to achieve greater empowerment at the operational level at Xstrata Copper's North Queensland operations. The process included a comprehensive business and organisational review, which included interviews with 430 staff that identified ten key areas where further value could be created and where safety, productivity and operational improvements could be made.

At Mount Isa, in particular, good progress has been made in extending underground mine development and filling to increase the production of underground ore, which was up 7% period on period and which is well on track to achieve an annualised rate of 5.9 million tonnes by the end of the year, increasing full year 2004 production by 500,000 tonnes over 2003. Other initiatives include improved contractor management, product handling and concentrator availabilities, a project to recover copper dust from our smelting operations and significant improvements to the 'Sitesafe' safety management system. Further initiatives underway at Mount Isa to improve operational performance include:

- the development of the Northern 3500 underground copper orebody, approved at an expected capital cost of AUD36 million ($24.8 million). This will provide an additional high grade mining zone in the Enterprise underground mine, enabling the mine to maintain its rated capacity of 3.5 million tonnes per annum and improving the utilisation of the existing hoisting and concentrator capacity; and
- the Black Star zinc lead open pit at a capital cost of around AUD27.6 million ($19.3 million). Black Star is expected to provide an additional 1.5 million tonnes of ore per annum to supplement current production from the George Fisher underground zinc-lead mine and from underground mining activities at Mount Isa to improve utilisation of the Isa zinc-lead concentrator.

While the significant investment associated with these and other projects has increased costs in the first half, it has also enhanced returns and productivities that we expect will deliver a substantially improved profit performance from our Queensland businesses in the second half.

Charlie Sartain has done a terrific job in establishing a credible base, particularly with employees, from which real progress can be made in improving the profitability and longer term future of our Queensland copper business. In July, an overwhelming majority of mining employees at Mount Isa voted in favour of a new mining area enterprise bargaining agreement (EBA), which will run until August 2006. Given that no agreement on a new mining EBA could be reached over the previous four years at Mount Isa, and in the context of such significant organisational change, I regard this as a powerful indication of a growing momentum and commitment in our Australian copper operations.

Growth from the Portfolio

Xstrata has continued to make progress in delivering growth from internal projects, a number of which were approved by the Board during the first half.

The Rolleston coal project was approved in February 2004 at a total estimated capital cost of AUD291 million, of which Xstrata's 75% share will be AUD218 million. The project will deliver a long-life, low cost, open-cut export and domestic thermal coal operation in the Bowen Basin in Central Queensland, Australia. Xstrata's partners in the project are Sumitomo and Itochu, each with a 12.5% share. The project is progressing well, with first production of around one million tonnes expected in 2005.

In our Alloys business, work continues on the Lion Project, which will deliver a further million tonnes of low cost annual ferrochrome production over the next 10 years, using Xstrata's proprietary Premus technology. After detailed further study, Phase One of the project has been re-configured to include the addition of a second kiln at a cost of ZAR200 million. In addition to a reduction in technical risks and an increase in operating efficiencies, the second kiln will increase Phase One's annual production capacity by over 30,000 tonnes to in excess of 360,000 tonnes per annum. The total project cost of Phase One has however been adversely impacted by the significant increase in the price of steel and is now estimated at ZAR1.67 billion. Improvements arising out of the second kiln offset the impact of the increased capex and the expected return remains at budgeted levels. Xstrata's share of the project will depend on the extent of SA Chrome's participation, expected to be a minimum of 17.5%. First production is on schedule for early in the second half of 2006.

Xstrata Copper announced an upgrade in ore reserves at Minera Alumbrera in June 2004, further extending Alumbrera's mine life by two years and ensuring metal production until mid-2015. In addition to extending the life of the mine, it is also particularly pleasing that the Alumbrera operation has also improved its efficiency and safety performance over the past 18 months.

These projects together improve the efficiency and long-term viability of Xstrata's existing portfolio, enabling the Group to continue to ensure it maximises the value inherent in its operations. It is tempting to justify projects to take advantage of a high price environment. However, Xstrata remains committed to capital discipline and continues to assess potential projects on their long term returns to our shareholders rather than short term advantage.

Balance Sheet, Dividend and Equity Capital Management Programme

Following a refinancing of Xstrata's syndicated loan facility of $1.4 billion, borrowing costs have been written off, while very strong free cash flow from operations has reduced Group gearing to 24.6% (net debt to equity). Free cash flow, before discretionary expansionary capital expenditure amounted to $622 million on a pro forma basis. Working capital, at $597 million at 30 June, rose only 2%, despite the significant impact of higher commodity prices, stronger local currencies and increased taxable earnings.

The positive outlook for the second half of the year, gives us confidence that gearing levels will again reduce significantly at the year end. As a consequence, the Board has agreed an interim dividend of 8USc per share, a 20% increase on last year's interim dividend, amounting to $50 million.

In addition, timing now appears right to activate Xstrata's equity capital management programme (ECMP), which was put in place in 2002. The ECMP, which enables the purchase of up to 10% of Xstrata's shares in the market, delivers the economic benefits of a share buyback, while conferring all the advantages of a conventional treasury stock programme. The programme will enhance earnings in a tax efficient manner, without cancelling shares, and will improve balance sheet efficiency. Further details on the management of the programme are set out in the Financial Review. The ECMP will be financed from the Group's strong free cash flow. Given the structure of the ECMP, none of the Group's firepower is dissipated. We will continue to have the same degrees of freedom to capture and finance any value-enhancing opportunities.

Outlook

The outlook for commodity prices in general remains robust for the remainder of 2004 and into 2005. The current strength is a result of increased demand from developing economies – most notably China and India – and a slow but sustained improvement in OECD economies. Over and above the pleasing demand outlook, current prices reflect the tightness of supply in most of our commodities. In part, this is a result of the focus within the industry on real returns, which reduced development in capacity from the latter part of the 1990s. Of particular interest in 2004 is the constraint on the supply of coal as a result of limited port capacity at key export terminals and more generally lower exports from China as its domestic demand for metals and basic materials continues to grow. The outlook in the medium term is robust as it is unlikely that the factors giving rise to current trends will alter soon.

The steps taken by Xstrata's commodity businesses over the past 10 months since the integration of MIM was completed will add significant value in the second half of the year, as production is maximised and efficiency improvements start to bear fruit. In particular, Mount Isa operations should benefit from programmes implemented in the first six months of 2004 to increase production and improve efficiency. The full benefit of price negotiations reached during the first half of the year in our coal and alloys businesses will also be seen in the second half of the year. These factors, together with the prevailing commodity bull market, mean the Group is extremely well positioned to improve on the first half's achievements and record even stronger results in the second half of 2004.

ML Davis

FINANCIAL REVIEW

Basis of presentation of financial information

The financial information is presented in accordance with UK generally accepted accounting principles (UK GAAP). The reporting currency of Xstrata is US dollars. Financial statements of subsidiaries are maintained in their local functional currencies and converted to US dollars on consolidation of the Group results.

The financial information for the six months ended 30 June 2003 includes both UK GAAP statutory and pro forma figures, which assume the results of MIM Holdings Limited (the MIM Group) had been taken through the income statement from 1 January 2003. Xstrata assumed control of the MIM Group at the end of June 2003.

Unless indicated to the contrary, all data and commentary in the Financial Review relates to the pre-exceptional statutory results for the six months ended 30 June 2004 and pre-exceptional pro forma results for the period ended 30 June 2003. All operational results in the Chief Executive's Report and the Financial and Operational Review exclude the discontinued operations (Avonmouth and Magnesium).

Consolidated Operational Results

Strong demand-led growth in commodity prices across our business increased Group turnover for the six months ended 30 June 2004 by 41% from $2,090.6 million to $2,938.2 million compared to the same period last year.

Group EBITDA for the six months ended 30 June 2004 increased from $443.9 million to $915.8 million or by 106%. Higher commodity prices were partially offset by the stronger South African rand, Australian dollar and Euro, although currency hedging restricted the adverse impact of a stronger Australian dollar. During the period under review, higher turnover and profitability were partially offset by lower head grades in the base metal operations, which negatively impacted both production volumes and unit costs.

Group EBIT for the six months ended 30 June 2004 increased over three-fold from $196 million to $624.6 million. Stronger prices remained the single largest contributor to the rise in operating profit, increasing EBIT by over $700 million net of commodity hedging period on period. Although LME commodity prices have now fallen slightly from their peaks of the first quarter of 2004, demand and prices are expected to remain buoyant for the remainder of the year.

Alloys turnover increased by $193.4 million, or 83%, to $427.1 million. Growth in stainless steel melt capacity led to further tightness in the ferrochrome market which in turn contributed to higher prices versus the comparative period. Vanadium production was lower compared to the six months to 30 June 2003 as a consequence of the suspension of production at both the Vantech and Windimurra operations. At the EBITDA level, the positive impact of higher prices was partially mitigated by the increased strength of the South African rand, high inflation in South Africa and a one-off disruption of power supply in the first quarter, due to a failed Eskom transformer. The rise in unit costs in real terms in Alloys was principally due to large increases in the price of coke, used as a reductant in the production of ferrochrome. The impact of higher coke prices for the remainder of the year will be offset by price increases negotiated from the third quarter of 2004.

Summary Consolidated Results (includes minority interests)

US$m	**Statutory Six months to 30.06.04**	Statutory Six months to 30.06.03	Pro forma Six months to 30.06.03*	Pro forma Year ended 31.12.03*
Alloys	**427.1**	233.7	233.7	543.0
Coal	**1,189.1**	641.2	903.2	1,859.6
Copper	**722.4**	–	502.0	1,057.1
Zinc Lead	**569.2**	280.4	435.4	915.3
Other businesses	**30.4**	1.8	15.6	36.7
Unallocated	**–**	–	0.7	0.7
Total Group Turnover†	**2,938.2**	**1,157.1**	**2,090.6**	**4,412.4**
Attributable Total Group Turnover†	**2,711.6**	1,127.6	1,944.9	4,094.1
Alloys	**112.8**	23.0	23.0	77.0
Coal	**363.6**	134.1	170.3	349.9
Copper	**384.5**	–	228.2	481.8
Zinc Lead	**63.0**	42.3	46.5	94.2
Other businesses	**13.8**	0.5	3.7	9.4
Corporate and unallocated	**(21.9)**	(11.7)	(27.8)	(56.6)
Total Group EBITDA (pre-exceptionals)†	**915.8**	**188.2**	**443.9**	**955.7**
Attributable Total Group EBITDA (pre-exceptionals)†	**781.5**	182.7	363.7	774.3
Alloys	**(12.7)**	(11.0)	(11.0)	(22.9)
Coal	**(128.3)**	(70.5)	(105.2)	(212.0)
Copper	**(105.2)**	–	(92.5)	(207.7)
Zinc Lead	**(41.3)**	(20.4)	(36.5)	(76.5)
Other businesses	**(2.9)**	(0.8)	(2.0)	(4.3)
Corporate and unallocated	**(0.8)**	(0.5)	(0.7)	(1.2)
Depreciation and amortisation†	**(291.2)**	**(103.2)**	**(247.9)**	**(524.6)**
Attributable Total Group Depreciation and Amortisation†	**(254.0)**	(99.1)	(213.4)	(446.6)
Alloys	**100.1**	12.0	12.0	54.1
Coal	**235.3**	63.6	65.1	137.9
Copper	**279.3**	–	135.7	274.1
Zinc Lead	**21.7**	21.9	10.0	17.7
Other businesses	**10.9**	(0.3)	1.7	5.1
Corporate and unallocated	**(22.7)**	(12.2)	(28.5)	(57.8)
Total Group EBIT (pre-exceptionals)†	**624.6**	**85.0**	**196.0**	**431.1**
Attributable Total Group EBIT (pre-exceptionals)†	**527.5**	83.6	150.3	327.7

*Pro forma includes MIM Group acquisition from 01.01.03
† Excludes Ravenswood and discontinued operations (Avonmouth and Magnesium)

Coal turnover increased by 32% to $1,189.1 million due principally to higher received prices, with turnover from Australian and South African thermal operations up by 50% to $814.6 million and by 23% to $244 million respectively. Coking coal turnover decreased by 20% or $33.1 million to $130.5 million and production was down by 32%, mainly due to the sell-down of Xstrata's interest in the Queensland coal assets which came into effect in November 2003. Coal EBITDA increased by $193.3 million or 114% to $363.6 million mainly due to higher export prices. This was partially offset by a stronger South African rand and Australian dollar, although the latter was mitigated to some extent by foreign exchange hedging.

Xstrata Coal achieved real cost savings of $12.2 million. This was despite increases in demurrage costs, and a deliberate policy of accessing higher cost reserves that would otherwise remain unexploited, diverting domestic production to higher cost, but higher value, thermal exports and producing higher value semi-soft export product at the expense of thermal.

In Queensland, additional costs were incurred managing frictional ignition issues at Oaky No 1, while increased production from the higher cost open cut operation to mitigate the impact of a roof fall at Oaky North also contributed to higher costs. At the Australian operations, cost efficiencies were realised from the effect of a full six months of higher production at the low-cost Beltana operation and the incorporation of Ravensworth East mine into the adjacent Mount Owen mine. In South Africa, cost benefits from mine improvements and increased production from lower cost operations more than offset additional costs.

Copper turnover increased $220.4 million or 44% to $722.4 million, as higher copper prices more than offset production decreases due to scheduled lower head grades at both Alumbrera and Mount Isa. Copper EBITDA increased by 68% as the positive impact of higher prices outweighed the consequences of a stronger Australian dollar and higher unit operating costs. Reduced copper and gold head grades at the Alumbrera operation, in line with the expectations outlined in our 2003 Annual Report, increased costs in real terms by almost $10 million. Unit costs were also impacted by increases in power, freight and handling and processing costs.

Zinc Lead turnover increased by $133.8 million or 31% to $569.2 million due to higher zinc and lead prices and lower treatment charges incurred by the Australian mining operations. Zinc Lead EBITDA increased by 35% or $16.5 million to $63 million mainly due to increased prices, partially offset by lower head grades and higher unit costs. The negative impact of the strengthened Australian dollar was partly mitigated by hedging. Zinc Lead Europe achieved real cost savings of $13 million due to the implementation of further cost efficiency programmes at the European zinc smelters and Northfleet. However these gains were offset by increased costs in Zinc Lead Australia as a result of difficult underground mining conditions, increased freight costs and lower head grades. Zinc Lead Australia made good progress in the first half towards targets for improved zinc recoveries and operational efficiencies. Despite the closure of the Northfleet No. 2 primary refinery and recycling line in 2003, leading to a reduction in European lead production of almost 40%, Northfleet EBITDA was maintained at just under $8 million in line with the comparable period.

EBITDA from Other Businesses includes Technology and Forestry and increased by $10.1 million to $13.8 million compared to the 2003 corresponding period due to the increased demand for Xstrata's technology products. Corporate and unallocated costs decreased by $5.9 million due to further cost savings achieved through the integration of the MIM Group.

Strengthening local currencies against the US dollar and increased thermal coal production were the major factors driving the increase in depreciation and amortisation.

Statutory Group turnover for the six months ended 30 June 2004 increased from $1,157.1 million to $2,938.2 million or by 154%, largely due to higher commodity prices as highlighted above and also due to the inclusion of the MIM Group in the 2004 figures. Higher prices and the MIM Group acquisition were also the major contributing factors to the increase in statutory Group pre-exceptional EBITDA for the first half which rose almost four-fold from $188.2 million to $915.8 million. Stronger local currencies against the US dollar had a negative impact, however this was outweighed by the positive impact of prices.

Statutory Group pre-exceptional EBIT for the six months ended 30 June 2004 increased from $85 million to $624.6 million or 635%. Stronger commodity prices and the contribution from the MIM Group acquisition are again the primary reason for the significant increase.

EBIT Analysis

EBIT Variances		US$m
EBIT 30.06.03 (pre-exceptionals)*†		**196.0**
Sales price (net of commodity hedging)		709.3
Volumes		(5.2)
Total unit cost – real		(22.2)
– Alloys	(12.9)	
– Coal	12.2	
– Copper	(18.3)	
– Zinc Lead	(3.3)	
– Other	0.1	
Unit cost – inflation		(40.5)
Unit cost – foreign exchange		(287.9)
Foreign currency hedging		93.0
Effect of sell down of 20% of Queensland Coal assets		(16.1)
Other income and expenses		10.0
Depreciation and amortisation (excluding foreign exchange)		(11.8)
EBIT 30.06.04 (pre-exceptionals)		**624.6**

*Pro forma includes MIM Group aqquisition from 01.01.03
† Excludes discontinued operations (Avonmouth and Magnesium)

The negative impact across the Group of inflation on costs amounted to $40.5 million compared to the 2003 corresponding period.

Compared to the comparative period in 2003, the weaker US dollar had a material negative impact on Group EBIT, with local average exchange rates strengthening 17% for the South African rand, 11% for the Euro and 20% for the Australian dollar. The negative foreign exchange impact on Group EBIT, when compared to the corresponding prior year period, was $287.9 million. This mainly includes losses arising from the stronger Australian dollar ($196.8 million), South African rand ($63 million) and Euro ($18.7 million). The negative foreign exchange variance reported from the stronger Australian dollar is after taking into account the positive impact of Australian dollar hedging, which contributed an additional gain of $93 million compared to the prior year.

Other income and expenses include the increased earnings in the technology business and corporate integration cost savings.

EBIT Sensitivities US$m	**Impact on second half 2004 EBIT***	Indicative full year EBIT**
1USc/lb movement in Ferrochrome price	**5.8**	13.1
US$1/kg movement in Ferrovanadium price	**2.1**	5.6
US$1/tonne movement in Australian Thermal export FOB coal price	**0.6**	32.7
US$1/tonne movement in Australian Coking export FOB coal price	**0.3**	5.3
US$1/tonne movement in South African export Thermal FOB coal price	**1.6**	13.4
1USc/lb movement in Copper price	**4.7**	10.0
US$10/oz movement in Gold price	**2.8**	7.7
1USc/lb movement in Zinc price	**4.7**	9.0
US$10/tonne movement in Zinc treatment charge price†	**–**	3.7
1USc/lb movement in Lead price	**2.1**	3.9
10% movement ARS	**2.4**	5.4
10% movement AUD	**30.9**	194.4
10% movement EUR	**13.9**	27.8
10% movement GBP	**0.5**	1.1
10% movement ZAR	**47.7**	94.8

*After impact of currency and commodity hedging, and contracted, priced sales as at 30.06.04
**Assuming current annualised production and sales profiles, no currency or commodity hedging and no contracted, priced sales and purchases at 30.06.04
† Second half 2004 reflects settlement of zinc concentrate contracts concluded in July 2004

Since the period end, Xstrata has negotiated a further 4USc per pound headline price increase for ferrochrome, effective from 1 July 2004. The positive impact of this pricing settlement is not included in the second half EBIT sensitivity for ferrochrome provided above.

At the end of June, around 300,000 tonnes of unpriced coking tonnage were expected to be available in the second half. The realised coking coal price for the second half on priced tonnage is $77.5 per tonne, which is expected to lead to a full year effective price in excess of $65 per tonne. This includes all carry-over tonnage as a result of production difficulties at Oaky Creek in 2003, together with semi hard product from both Collinsville and Newlands.

Out of South Africa, Xstrata's second half coal sales that were priced at period end have been agreed at an average received price of approximately $40 per tonne, including the impact of low grade product. In the Australian thermal business (including semi soft), the effective price of committed and priced export tonnage for the second half is in excess of $45 per tonne.

Earnings

Discontinued operations include the magnesium scrap recycling plant in the USA, sold in April 2003 and the Avonmouth zinc smelter in the United Kingdom closed in March 2003. The $1.6 million loss on sale of operations in 2003 represents the loss on the sale of the magnesium plant.

The $8.2 million reduction in net interest and similar items on a pro forma basis is principally due to lower net debt. On a statutory basis, this increased by $42.8 million due to the increased borrowings as a result of the MIM Group acquisition in June 2003. The exceptional borrowing costs written off amounting to $35.1 million relates to the write off of capitalised borrowing costs on the Group syndicated loan following its refinancing in May 2004.

The pre-exceptionals tax charge of $103.2 million represents an effective rate of 18.2% versus 14.9% for the 2003 corresponding period on a pro forma basis.

The minority interest share of profits increased to $59.5 million from $29.1 million compared to the same period last year, reflecting higher earnings from the 50% owned Alumbrera mine in Argentina.

Attributable profit (pre-exceptionals) increased $326.5 million or 413% to $405.5 million compared to pro forma 2003 results for the first half. Basic pre-exceptionals attributable earnings per share increased from $0.13 to $0.65. On a post-exceptionals basis, attributable profit increased $296.5 million or 383% to $373.9 million. Basic attributable earnings (post-exceptionals) per share increased from $0.12 to $0.60.

Earnings summary US$m	**Statutory Six months to 30.06.04**	Statutory Six months to 30.06.03	Pro forma Six months to 30.06.03*
EBIT from continuing operations (pre-exceptionals)	**624.6**	85.0	196.0
Discontinued operations	**–**	(1.3)	(4.4)
Loss on sale of operations (exceptional)	**–**	(1.6)	(1.6)
Restructuring costs (exceptional)	**(3.0)**	–	–
EBIT	**621.6**	82.1	190.0
Net interest and similar items	**(56.4)**	(13.6)	(64.6)
Borrowing costs written off (exceptional)	**(35.1)**	–	–
Tax on ordinary profit (pre-exceptionals)	**(103.2)**	7.4	(18.9)
Tax on exceptionals	**6.5**	–	–
Minority interests	**(59.5)**	(0.7)	(29.1)
Attributable profit (pre-exceptionals)	**405.5**	76.8	79.0
Attributable profit	**373.9**	75.2	77.4
Earnings per share (pre-exceptionals)	**US$0.65**	US$0.20	US$0.13
Earnings per share	**US$0.60**	US$0.20	US$0.12

*Pro forma includes MIM Group acquisition from 01.01.03

Attributable profit (pre-exceptionals) increased $328.7 million from the 2003 statutory results or 428% to $405.5 million. Basic pre-exceptionals attributable earnings per share increased from $0.20 to $0.65. On a post-exceptionals basis, attributable profit increased $298.7 million or 397% to $373.9 million. Basic attributable earnings (post-exceptionals) per share increased from $0.20 to $0.60. The statutory earnings per share for the six months ended 30 June 2003 has been adjusted for the impact of the rights issue as outlined in the share data section below.

Dividends

The Directors have declared a 2004 interim dividend of 8USc per share amounting to $50.2 million. The total 2003 dividend was $125.7 million or 20USc per share, with a final payment of 13.3USc per share amounting to $83.6 million paid on 21 May 2004.

As Xstrata plc is a Swiss tax resident company, the dividend payment will be taxed at source in Switzerland at the rate of 35%. A full or partial refund of this tax may be available in certain circumstances.

The interim dividend is declared and will be paid in US dollars. Shareholders may elect to receive this dividend in Sterling, Euros or Swiss francs. The Sterling, Euro or Swiss francs amount payable will be determined by reference to the exchange rates applicable to the US dollar seven days prior to the dividend payment date. Dividends can be paid directly into a UK bank or building society account to shareholders who elect for their dividend to be paid in Sterling.

Further details regarding tax refunds on dividend payment, together with currency election and dividend mandate forms, are available from Xstrata's website (www.xstrata.com) or from the Company's Registrars.

Interim dividend dates	**2004**
Ex-dividend date	22 September
Deadline for return of currency election forms	24 September
Record date	24 September
Applicable exchange rate date	8 October
Payment date	15 October

Cash Flow, Net Debt and Financing Summary

Due to the strong operating cashflows being generated at Minera Alumbrera Limited, a return of capital of $162 million was made to shareholders in May 2004 in accordance with the shareholders' agreement. The repayment of the minorities' share of $81 million is recorded in the cash flow statement.

On 28 May 2004, the Group successfully refinanced its existing syndicated loan. The facility remains at $1.4 billion, however interest and commitment fees are substantially lower than those of the previous facility. The Group expensed capitalised loan arrangement fees associated with the old facility of $35.1 million in 2004.

Plant and equipment purchased under finance lease arrangements are excluded from capital expenditure in the cash flow. New finance leases are reported separately in the cash flow summary.

Cash Flow Summary US$m	Statutory Six months to 30.06.04	Pro forma Six months to 30.06.03*
Net cash inflow from operating activities	**786.3**	**297.5**
Expenditure relating to restructuring	**(6.6)**	–
Net interest payable and similar items	**(57.3)**	(74.1)
Taxation	**(12.2)**	(19.8)
Sustaining capital expenditure	**(100.3)**	(100.3)
Disposals of fixed assets	**12.3**	8.4
Free cash flow	**622.2**	**111.7**
Expansionary capital expenditure	**(48.6)**	(92.4)
Cash flow before acquisitions	**573.6**	**19.3**
Disposal of Ravenswood Gold operation	**43.9**	–
Disposal of Queensland Coal assets	**38.9**	–
Purchase of MIM Group	**–**	(2,077.9)
Net cash acquired with MIM Group	**–**	103.5
Purchase of 11.5% interest in Oakbridge Pty Ltd	**–**	(58.0)
Acquisition of Nordenham zinc smelter	**–**	(96.2)
Purchase of Ravenswood JV interest	**–**	(12.3)
Disposal of Magnesium operation	**–**	0.7
Net cash flow before financing	**656.4**	**(2,120.9)**
Redemption of Alumbrera minority interest	**(81.0)**	–
Issue of ordinary shares	**–**	1,411.3
Dividends paid	**(83.6)**	(65.6)
Foreign exchange adjustment	**4.8**	(23.2)
Amortisation of loan arrangement fees and other non-cash movements	**(6.0)**	(4.8)
Borrowing costs written off	**(35.1)**	–
New finance leases	**(15.3)**	–
Debt acquired with MIM Group	**–**	(1,293.2)
Movement in net debt	**440.2**	**(2,096.4)**
Net debt at the start of the year	**(2,221.5)**	(573.9)
Net debt at the end of the period**	**(1,781.3)**	**(2,670.3)**

*Pro forma includes MIM Group acquisition from 01.01.03
**Includes 100% of Alumbrera non-recourse project financing in place at 31 December 2003, third party shareholder loans and cash

Reconciliation of EBITDA to Net Cash Flow from Operating Activities US$m	Statutory Six months to 30.06.04	Pro forma Six months to 30.06.03*
EBITDA (pre-exceptionals)†	**915.8**	443.9
Discontinued operations EBITDA	**–**	(4.2)
Decrease/(increase) in stocks	**18.1**	(39.2)
Increase in debtors	**(58.2)**	(62.1)
Decrease in creditors	**(60.3)**	(55.1)
Movement in provisions and other non-cash items	**(29.1)**	14.2
Net cash inflow from operating activities	**786.3**	297.5

*Pro forma includes MIM Group acquisition from 01.01.03
†Excludes discontinued operations (Avonmouth and Magnesium)

The statutory cash flow includes the MIM Group results from the date of acquisition. The pro forma cash flow includes the MIM Group results from 1 January 2003. Consequently, the additional cash inflow, debt acquired and other cash flow items reflect the activities of the MIM Group in the first six months of 2003 and have been adjusted to include the estimated position at 1 January 2003. Inclusion of the MIM Group added US$218.0 million to net cash flow from operations and US$106.0 million to free cash flow in the pro forma compared to the statutory cash flow.

Net Debt Summary US$m	Statutory As at 30.06.04	Statutory As at 31.12.03
Cash	**297.1**	255.1
External borrowings	**(2,010.7)**	(2,452.4)
Arrangement fees	**14.5**	51.6
Finance leases	**(82.2)**	(75.8)
Net debt*	**(1,781.3)**	(2,221.5)
Net debt to equity	**24.6%**	31.3%
By currency:		
Australian dollars (AUD)	**2.7**	(93.6)
Euros (EUR)	**(1.8)**	0.7
Great Britain pounds (GBP)	**(4.6)**	3.9
South African rands (ZAR)	**(41.4)**	(46.0)
United States dollars (US$)	**(1,738.8)**	(2,086.7)
Other	**2.6**	0.2
Net debt by currency	**(1,781.3)**	(2,221.5)

*Includes 100% of Alumbrera non-recourse project financing, third party shareholder loans and cash

During the first half of 2004, strong operational cash flow further strengthened the balance sheet. Net debt reduced by $440.2 million in the first six months of the year including the repayment during the period of the non-recourse project financing in Alumbrera, with a consequent reduction in the net debt to equity ratio to 24.6% at 30 June 2004.

Equity Capital Management Programme

As previously announced in the 2002 Annual Report, the Xstrata Group has put in place an equity capital management programme (ECMP). Under the ECMP, up to 10% of the issued share capital of Xstrata plc can be purchased in the market by Batiss Investments (Batiss), a Guernsey registered entity owned by a charitable trust and independent of the Xstrata Group.

Conduct and Disclosure of Purchases

Purchases of shares under the ECMP can be made in the market at prices not exceeding 105% of the average middle market closing price of the shares over the previous five days, as derived from the London Stock Exchange Daily Official List. The purchasing activity of Batiss will be conducted and disclosed in keeping with existing regulation governing UK corporate share repurchases.

Future Application of Xstrata Shares Held by Batiss

Xstrata Capital intends that the shares held by Batiss will either be used by the Group as a source of financing for future acquisitions, in keeping with the Group's growth strategy, or placed in the market.

The decision when to place the shares in the market, use the shares to assist the Group in facilitating future transactions, or to repurchase shares for cancellation, will be considered in light of the Group's funding requirements and capital structure at the time.

Accounting Treatment

For so long as the shares continue to be held by Batiss they will be disregarded for the purposes of calculating the earnings per share of Xstrata plc. Batiss will be consolidated by Xstrata as a quasi-subsidiary, and the shares held by it will be accounted for as a deduction from shareholders funds in the consolidated balance sheet of the Group.

If Xstrata shares held by Batiss are subsequently disposed of by way of a placing or as consideration for an acquisition by the Group, any gain or loss will be taken directly to the Group's reserves to the extent that the market value of the shares so disposed is above or below the cost of those shares. No gain or loss would be recognised in the consolidated profit and loss account of the Group.

Working Capital

The difference between movements in working capital and the EBITDA reconciliation above is due to non-cash items such as exchange rate movements and items presented separately in the cash flow summary such as income tax paid and disposals proceeds. Stock levels increased mainly due to the increases in coal and ferrochrome stocks as a result of the strengthening South African rand, however this was partially offset by the seasonal nature of zinc concentrate deliveries into Europe. The impact of higher commodity prices on debtors was more than offset by receipts from the sell-down of the Queensland coal assets which were outstanding at the end of 2003. Lower creditors were due to timing of payments at period ends, offset by higher tax payable due to improved taxable earnings during 2004.

Movements in Working Capital US$m	**Statutory As at 30.06.04**	Statutory As at 31.12.03
Stocks†	**685.1**	673.6
Debtors: amounts falling due within one year	**690.9**	702.1
Creditors*	**(779.1)**	(789.4)
Net working capital	**596.9**	586.3

*Excludes short-term debt and declared dividends
†Excludes long-term stockpiles in Copper and livestock

Exchange Rates Used in the Report

Currency Table to US$	**H1 average 30.06.04**	H1 average 30.06.03	**At 30.06.04**	At 30.06.03	At 31.12.03
ARS	**2.9061**	3.0068	**2.9560**	2.8150	2.9375
AUD	**0.7400**	0.6157	**0.6993**	0.6735	0.7520
CHF	**1.2654**	1.3508	**1.2487**	1.3509	1.2391
CLP	**628.32**	722.61	**636.30**	699.12	595.00
EUR	**1.2274**	1.1038	**1.2200**	1.1511	1.2601
GBP	**1.8232**	1.6108	**1.8202**	1.6548	1.7857
ZAR	**6.6685**	8.0162	**6.1362**	7.4704	6.6843

Hedging

Currency hedging is used to reduce the Group's short-term exposure to fluctuations in the Australian dollar and Euro exchange rates to the US dollar. The Australian dollar hedging gains reflected in the profit and loss account for the period ended 30 June 2004 amounted to $141.4 million compared to $48.4 million for the corresponding period in 2003. The unrealised mark-to-market gain on currency hedging in place at 30 June 2004 was $18.3 million.

Foreign Currency Forward Contracts	Bought currency	Forward sale of US$m 30.06.04	Weighted average exchange rate	Fair value US$m 30.06.04
2004				
Coal – coking	AUD	**101.5**	0.6759	**2.4**
Coal – thermal	AUD	**369.1**	0.6759	**8.6**
Copper	AUD	**168.9**	0.6515	**11.4**
Zinc Lead	AUD	**33.6**	0.6515	**2.3**
	EUR	**2.0**	1.1320	**0.1**
2005				
Coal – coking	AUD	**28.1**	0.7012	**(0.9)**
Coal – thermal	AUD	**182.5**	0.7012	**(5.6)**
Total		**885.7**		**18.3**

Commodity hedging relates to forward and option contracts covering a portion of planned attributable gold, copper, coal, zinc and lead production. The commodity hedging losses reflected in the profit and loss account for the six months ended 30 June 2004 amounted to $58.9 million. The unrealised mark-to-market loss on commodity hedging in place at 30 June 2004 was $50 million.

Commodity Forward Contracts	Commodity	Tonnes(t)/ Ounces(oz)	Average price US$*	Fair value US$m 30.06.04
2004				
Coal	US$ Coal	630,000t	43	**(15.2)**
Copper	US$ Copper	25,268t	2,014	**(16.9)**
	US$ Gold	107,000oz	369	**(2.9)**
	AU$ Gold	40,006oz	404	**0.2**
Zinc Lead	US$ Silver	600,000oz	7	**0.8**
	US$ Zinc	15,500t	941	**(0.5)**
2005 onwards				
Copper	US$ Gold	405,000oz	375	**(15.9)**
	AU$ Gold	446,195oz	488	**9.2**
Total Attributable				**(41.2)**

*The average price is stated in US dollars and where necessary has been converted from foreign currencies at period end exchange rates

Commodity Collar Option Contracts	Commodity	Tonnes	Average price US$*	Fair value US$m 30.06.04
2004				
Copper	US$ Copper	16,450	1,953-2,185	**(8.8)**
Zinc Lead	US$ Zinc	3,000	900-981	**-**
				(8.8)

*The average price is stated in US dollars and where necessary has been converted from foreign currencies at period end exchange rates

Consolidated Capital Expenditure

Capital expenditure in the first half of 2004 was 13% lower than in the corresponding period in 2003. Higher sustaining capital expenditure was principally due to the additional expenditure required in the Australia Zinc Lead and Copper operations to meet planned production volumes, following a review by the new management teams.

Capital Expenditure Summary US$m	**Statutory Six months to 30.06.04**	Statutory Six months to 30.06.03	Pro forma Six months to 30.06.03*	Pro forma Year ended 31.12.03*
Alloys	**2.4**	0.7	0.7	3.0
Coal	**63.3**	48.9	61.3	125.3
Copper	**23.7**	–	20.8	48.3
Zinc Lead	**21.6**	6.5	13.8	38.9
Other businesses	**1.3**	0.4	1.2	2.2
Unallocated	**1.6**	–	0.9	5.3
Total Sustaining†	**113.9**	**56.5**	**98.7**	**223.0**
Attributable Sustaining†	**107.2**	52.6	91.9	208.7
Alloys	**15.0**	7.9	7.9	31.9
Coal	**22.7**	14.5	42.1	105.4
Copper	**4.6**	–	13.9	33.8
Zinc Lead	**6.1**	7.7	13.1	20.8
Other businesses	**–**	–	–	–
Unallocated	**–**	–	10.3	2.9
Total Expansionary†	**48.4**	**30.1**	**87.3**	**194.8**
Attributable Expansionary†	**46.9**	30.1	86.7	193.7
Alloys	**17.4**	8.6	8.6	34.9
Coal	**86.0**	63.4	103.4	230.7
Copper	**28.3**	–	34.7	82.1
Zinc Lead	**27.7**	14.2	26.9	59.7
Other businesses	**1.3**	0.4	1.2	2.2
Unallocated	**1.6**	–	11.2	8.2
Total†	**162.3**	**86.6**	**186.0**	**417.8**
Attributable total†	**154.1**	82.7	178.6	402.4

*Pro forma includes MIM Group acquisition from 01.01.03
†Excludes Ravenswood and discontinued operations (Avonmouth and Magnesium)

In 2004, Xstrata management has approved several expansionary projects building on the Group's platform of growth options. Expenditure on these projects, in addition to previously approved organic growth opportunities, is expected to significantly increase expansionary capital expenditure in the second half of 2004.

The projects approved to date in 2004 include the following:

- the Rolleston open cut thermal coal operation in Queensland, Australia. Total capital cost for the project is estimated at AUD291 million ($203 million), of which Xstrata's share will be approximately AUD218 million ($152 million). First production is expected in 2005 with full production of 8 million tonnes per annum of production expected in 2008
- Xstrata Coal is also installing a state-of-the-art AUD90 million ($62.9 million) longwall system at its Ulan underground coal mine in New South Wales, Australia. The new system is expected to be in operation in November 2005
- Xstrata Copper will develop the Northern 3500 underground copper orebody at Mount Isa in north west Queensland, Australia, at an expected capital cost of AUD36 million ($25.2 million). The project will provide an additional high grade mining zone in the Enterprise underground copper mine. Capital work on the project will commence in the second half of this year, with initial production scheduled to commence in 2006
- Xstrata Copper also announced the approval of an AUD7.2 million ($5 million) project to undertake a feasibility study into a leaching project to recover around 2,500 tonnes per annum of additional copper from the electrostatic precipitator dust in the Mount Isa copper smelter
- Xstrata Zinc approved development of the Black Star zinc lead open pit at Mount Isa, in north west Queensland, Australia at an estimated capital cost of AUD27.6 million ($19.3 million). Black Star is expected to provide an additional 1.5 million tonnes of ore per year. Development of the project is expected to commence in the second half of 2004 with first production scheduled from early 2005.

Major projects approved in 2003 resulting in capital expenditure in 2004 include Xstrata Alloys construction of a new ferrochrome smelter (Project Lion) in South Africa at an estimated cost for Phase One of ZAR1.7 billion ($272 million), with commissioning planned for the second quarter of 2006.

Disposals and Other Changes to Group Companies

Xstrata assumed ownership of the Ravenswood Gold Mine with the acquisition of the MIM Group in June 2003. At the time, Xstrata identified the mine as non-core to its business and indicated its intention to sell the operation. In January 2004, Xstrata agreed the sale of the Ravenswood Gold Mine, located in Queensland Australia, for a headline price of $45 million before working capital adjustments to Resolute Mining Limited. The transaction completed in March 2004. There was no gain or loss on disposal.

In February 2004, Xstrata agreed to establish a shared venture with SA Chrome & Alloys (Pty) Ltd (SA Chrome) to which each party contributes their respective South African chrome and ferrochrome assets. From the third year of the agreement, Xstrata and SA Chrome will participate in the aggregate earnings of the venture 82.5% and 17.5% respectively. This ratio will change from 89% and 11% in year one and 86% and 14% in year two respectively. This arrangement will enable both parties to realise operational efficiencies and will fulfil a key requirement of the new Mineral and Petroleum Resources Development Act in South Africa. This arrangement, effective from 1 July 2004, will enable both parties to realise operational efficiencies and will fulfil a key requirement of the new Mineral and Petroleum Resources Development Act in South Africa.

Share Data

Share Price: First Half 2004	XTA LSE (GBp)	XTA SWX (CHF)
Closing price 31.12.03	630.0	13.90
Closing price 30.06.04	737.0	16.65
Period high	762.0	18.20
Period low	622.5	13.90

Shares in Issue for EPS Calculations	Number of shares
2004	
Weighted average for six months ended 30.06.04 used for 2004 statutory eps calculation	627,373,636
2003	
Weighted average for six months ended 30.06.03 used for 2003 pro forma eps calculation	628,373,436
Weighted average for six months ended 30.06.03 used for 2003 statutory eps calculation	378,851,180
Total issued share capital	631,502,416

Publicly Disclosed Major Shareholders	% of Ordinary Issued Share Capital at 04.08.04
Glencore International AG*	40.17
Credit Suisse Group*	40.38
The Capital Group	5.96
Fidelity Investments	5.05
Standard Life Investments Ltd	3.99

*Pursuant to a capital management programme, as announced on 29 May 2003, entered into by Credit Suisse First Boston Equities Limited (CSFB Equities) and Credit Suisse First Boston (Europe) Limited (CSFB Europe), (being members of the Credit Suisse Group), and Glencore International AG (Glencore), in connection with the Group's acquisition of the MIM Group and the associated Right Issue, Glencore, CSFB Equities and CSFB Europe are jointly interested in 253,699,767 ordinary shares representing 40.17% (December 2003: 40.17%) of the issued share capital of the Company.

A Rights Issue in June 2003 was structured as an issue of three convertible unsecured loan stock units at 245 pence per stock unit for every two existing shares held. The Issue Price of 245 pence per stock unit represented a 56.1% discount to the closing middle market price on the London Stock Exchange main market for listed securities of 558 pence per ordinary share on 9 May 2003 (being the last business day prior to the trading of the rights). The weighted average number of shares has been restated by applying a factor of 0.66344 to adjust for the bonus element of the Rights Issue.

The difference between the pro forma and statutory weighted average number of shares for 2003 used for the earnings per share (EPS) calculations is due to the issue of shares under the Rights Issue assumed to take place on 1 January 2003. Under UK GAAP, own shares are deducted from the total issued share capital when calculating earnings per share.



Chrome

Financial and Operating Data US$m	**Statutory Six months to 30.06.04**	Statutory Six months to 30.06.03	Statutory Year ended 31.12.03
Turnover	**363.0**	199.7	472.2
EBITDA	**89.9**	23.6	78.9
Depreciation and Amortisation	**(9.6)**	(7.8)	(17.3)
EBIT	**80.3**	15.8	61.6
Attributable net assets	**445.2**	270.6	313.6
Capital Employed	**569.3**	373.3	428.7
Share of Group EBIT*	**12.9%**	8.1%	14.3%
Share of Group net assets	**6.7%**	4.8%	4.8%
Return on Capital Employed**	**30.7%**	9.1%	16.2%
Capital Expenditure	**13.2**	6.6	29.5
Sustaining	**1.9**	0.3	2.3
Expansionary	**11.3**	6.3	27.2
Attributable Saleable Production (kt)	**588.7**	545.8	1,104.1
Indicative Average Published Price (USc/lb) *(Metal Bulletin)*	**63.0**	37.3	46.0

*Excludes discontinued operations (Avonmouth and Magnesium)
**ROCE % based on average exchange rates for the period

Markets

The continued strength of the South African rand relative to the US dollar, coupled with dramatic increases in other input costs such as metallurgical coke and sea freight, placed strong upward pressure on ferrochrome prices in the first half of 2004, with the quoted European base price moving from 50USc per pound in Q4 2003 to 69USc per pound in Q2 2004, an increase of almost 40%. Further increases in ferrochrome prices are expected in the second half, with an additional 4USc per pound already secured with the majority of customers effective from 1 July 2004.

Continued strong growth in stainless steel melt supported the market for ferrochrome in the first half of 2004, with global demand forecast to increase to around 5.6 million tonnes for the full year, up from 5.2 million tonnes in 2003. Producer stocks are low and the supply/demand balance remains tight.

Stainless steel production is anticipated to increase by approximately 8% to 24.3 million tonnes for the full year. While China will continue to contribute strongly to this growth, with melt expected to rise by 29%, increases in steel melt are also forecast in the USA (+6%), Europe (+6%) and Japan (+2%).

The outlook for the remainder of the year is positive, with increases in stainless melt and a movement to ferritic and 200 Series grades, due to high nickel prices, supporting continuing strong demand for ferrochrome.

Operations

Turnover in the first half of 2004 increased by 82% to $363 million, compared with the same period in 2003, driven by significantly higher realised prices achieved on the back of a rapid rise in input costs, predominantly in coke and freight rates, together with a continually strengthening South African rand over the period.

Unit costs increased in real terms by $15.4 million in comparison to the first half of 2003 with raw materials the largest contributor, principally the cost of coke, the average price of which is up by 65% in local currency terms period-on-period. A once-off disruption in power supply, associated with the failure of an Eskom transformer and the impact on furnace efficiencies of lower quality ore (discussed below) also contributed to higher costs compared to the previous period. The impact of reductant pricing remains high despite the successful ongoing coke reduction programme which reduced costs by $4.6 million in the period. The global shortage of reductants, in particular coke, led to difficulties in sourcing the correct quality of product, which further impaired the metallurgical efficiency of the operations. A special task team has made steady progress in securing the supply and pricing of reductants to cushion the impact of the volatility in the reductant market going forwards.

Mining geology deteriorated in the second quarter at the Kroondal mine which resulted in lost tonnage. As a result, the quality of the ore was impacted and mining face length was diminished further due to the introduction of additional safety measures. Both these factors impacted on the smelter's metallurgical efficiency during the period and are likely to continue to have an adverse effect in the second half. Group run of mine production volumes increased by 15% over the same period in 2003, supported by opencast operations.

EBIT Variances	**US$m**
EBIT 30.06.03 (pre-exceptionals)	**15.8**
Sales price	116.0
Volumes	0.2
Unit cost – real	(15.4)
Unit cost – inflation	(10.3)
Unit cost – foreign exchange	(25.9)
Depreciation and amortisation (excluding foreign exchange)	(0.1)
EBIT 30.06.04 (pre-exceptionals)	**80.3**

Developments

The second half of 2004 will see the formation of the Pooling and Sharing Venture between Xstrata's Chrome Division and SA Chrome, realising a combined annual capacity of 1.4 million tonnes, excluding the existing Joint Venture with Samancor. The venture addresses Xstrata Chrome's compliance with the empowerment provisions of the Minerals and Petroleum Development Bill. Synergies between the operations will improve operational flexibility, raw material and cost management.

Work continues on the Lion Project, which will deliver a further million tonnes of annual ferrochrome production over the next 10 years. After detailed further study, Phase One of the project has been re-configured to include the addition of a second kiln at a cost of ZAR200 million. In addition to a reduction in technical risks and an increase in operating efficiencies, the second kiln will increase Phase One's annual production capacity by over 30,000 tonnes to in excess of 360,000 tonnes per annum. The total project cost of Phase One has also been adversely impacted by the significant increase in the price of steel and is now estimated at ZAR1.67 billion. However, the improvements arising out of the second kiln offset the impact of the increased capital expenditure and the expected returns remain at budgeted levels. Xstrata's share of the project will depend on the extent of SA Chrome's participation and first production (expected to be a minimum of 17.5%) is on schedule for early in the second half of 2006.

The Xstrata/Samancor Joint Venture Pelletising Plant was completed on schedule with designed tonnage of 210,000 tonnes per annum, anticipated to be achieved in the third quarter of 2004.

Expansionary capital expenditure for the period was $11.3 million, including land and mineral purchases, the Pelletising Project, smelter environmental initiatives and the Lion Project, together with an additional $1.9 million on sustaining capital projects.

Vanadium

Financial and Operating Data US$m	**Statutory Six months to 30.06.04**	Statutory Six months to 30.06.03	Statutory Year ended 31.12.03
Turnover	**64.1**	34.0	70.8
EBITDA	**22.9**	(0.6)	(1.9)
Depreciation and Amortisation	**(3.1)**	(3.2)	(5.6)
EBIT	**19.8**	(3.8)	(7.5)
Attributable net assets	**143.3**	131.0	140.4
Capital Employed	**143.5**	131.2	140.8
Share of Group EBIT*	**3.2%**	(1.9)%	(1.7)%
Share of Group Net Assets	**2.1%**	2.3%	2.2%
Return on Capital Employed**	**30.0%**	(6.2)%	(6.0)%
Capital Expenditure	**4.2**	2.0	5.4
Sustaining	**0.5**	0.4	0.7
Expansionary	**3.7**	1.6	4.7
Attributable Saleable Production			
V_2O_5 (k lbs)	**10,529**	15,951	29,029
Ferrovanadium (k kg)	**2,691**	3,838	7,317
Indicative Average Published Prices			
V_2O_5 (US$/lb) *(Metal Bulletin)*	**5.34**	2.23	2.22
Ferrovanadium (US$/kg V) *(Metal Bulletin)*	**24.10**	11.52	11.47

*Excludes discontinued operations (Avonmouth and Magnesium)
**ROCE % based on average exchange rates for the period

Markets

Continued strong global growth in carbon steel production, forecast to be in the order of 6% for 2004, together with exceptionally high demand for vanadium units in China, caused the vanadium market to move into deficit in the first half of 2004. Chinese government intervention to cool down the rapidly growing economy saw some softening in demand towards the end of the first half.

Ferrovanadium prices increased to an average of $24.1 per kilogram for the period compared with an average of $11.5 per kilogram in the corresponding period in 2003, as producers struggled to meet the sudden increase in demand.

Despite the improved outlook for demand, supply of vanadium continues to be unpredictable. While some supply has been taken out of the market during the period with the cessation of production at Xstrata's Vantech plant at the end of 2003, the vanadium market continues to be characterised by a large number of secondary producers.

As a consequence, vanadium pentoxide prices, which had reached a six year high of $6.13 per pound on 23 April 2004, have since fallen back over 25% as at the end of July. Prices are expected to continue to soften in the second half of 2004 and are not regarded as sustainable at or near these levels in the longer-term. Nonetheless, the improved demand profile for ferrovanadium, together with some curtailment of supply, should ensure that supply and demand remain more evenly matched in the medium term.

EBIT Variances	**US$m**
EBIT 30.06.03 (pre-exceptionals)	**(3.8)**
Sales price	26.7
Volumes	(0.5)
Unit cost – real	2.5
Unit cost – inflation	(2.2)
Unit cost – foreign exchange	(0.4)
Other income and expenses (closure costs at Windimurra)	(3.2)
Depreciation and amortisation (excluding foreign exchange)	0.7
EBIT 30.06.04 (pre-exceptionals)	**19.8**

Operations

Turnover increased to $64.1 million while EBIT increased to $19.8 million, reflecting higher sales prices and unit cost reductions in real terms. Volumes were lower than the corresponding period in 2003, due to the suspension of production at Vantech at the end of December 2003, as well as the permanent closure of the Windimurra vanadium operation, which had been on care and maintenance since production was suspended in February 2003.

Vantech's care and maintenance programme will continue to focus on the rehabilitation of the mine area and equipment. Some personnel from the site will be involved in the rehabilitation, while the majority of personnel will be transferred to assist with the development of the new Ferrochrome smelter on the Vantech site (Project Lion).

Production at Rhovan was again exceptionally strong, with the plant continuing to produce at record levels. The maintenance shutdown originally planned for August 2004 was brought forward to January 2004, which impacted year to date production figures. However, production in the second half is expected to erode this deficit. The vanadium trioxide (V_2O_3) plant and furnace project were commissioned successfully during the period and will materially reduce aluminium consumption at Rhovan with immediate effect.

Developments

The permanent closure of Xstrata's Windimurra operation in Western Australia was announced in May 2004. The decision to close the plant was taken following a thorough assessment of the operation's ongoing financial viability, taking into account the estimated cost of returning the plant to operation, the expected cost of production and Xstrata's assumptions regarding the long-run vanadium price and Australian dollar exchange rate. Xstrata Windimurra has made a formal submission to the inquiry presently being conducted into the closure of Windimurra by a standing committee of the Legislative Assembly in Western Australia.

Net closure costs of $3.2 million were booked during the period. Rehabilitation of the site continues and leases on the Windimurra resource will be relinquished to the Western Australian Government as soon as this process is complete.



Markets

European and South African Thermal Coal Markets

The robust Atlantic market fundamentals experienced towards the end of 2003 extended into the first half of 2004, resulting in higher average export prices compared with the same period in the previous year. Spot prices increased from around $38.0 per tonne at the end of 2003 to approximately $45.0 per tonne by the end of the first quarter of 2004, and on to an unprecedented high of over $60.0 per tonne towards the end of the second quarter.

A number of supply factors contributed to this escalation in prices. South African rail infrastructure constraints continued to place a cap on the availability of spot coal from Richards Bay. In Russia, exports exceeded 2003 levels, but this is expected to be partially offset by a reduction in Polish exports resulting from the restructuring of its coal industry. A bullish Pacific market resulted in renewed interest from Taiwan, Korea and the Philippines for South African exports. In contrast, high free on board (FOB) prices continued to limit the competitiveness of Australian and Chinese suppliers into the European market.

On the demand side, continued strong demand from the USA and Americas helped absorb growth in Colombian exports. In addition, Argentina and Chile both purchased additional coal to overcome their current gas crisis. Notwithstanding many utilities having purchased coal during the second half of 2003 to meet their 2004 needs, most continued their trend of incremental buying into the current year. New import demand was also generated by companies such as Drax in the UK and SNET in France, both historically dependent on indigenous coal production, which is now being phased out.

Xstrata Coal achieved an average export price of $34.5 per tonne FOB out of South Africa in the six months to June 2004, including some lower grade exports, reflecting a 43% increase on the previous period. Export sales volumes were up 3%, period on period.

Although the South African domestic market remained stable during the first half of 2004, sales volumes were 18% lower than the comparable period and realised prices were down by 22% in South African rand terms. This was largely due to the redirection of higher grade inland products to exports. This decrease in domestic volume will be offset by two new low-grade contracts concluded with Eskom, predominantly for the second half of the year. Eskom is purchasing additional coal in the market as consumption increases and their supply availability tightens.

Financial and Operating Data US$m	Statutory Six months to 30.06.04	Pro forma Six months to 30.06.03*	Pro forma Year ended 31.12.03*
Turnover: own production	**1,145.2**	859.6	1,757.9
Coking Australia	**130.5**	163.6	281.5
Thermal Australia	**770.7**	514.6	1,066.0
Thermal South Africa	**244.0**	181.4	410.4
Turnover: third party purchased coal	**43.9**	43.6	101.7
Coking Australia	–	–	–
Thermal Australia	**43.9**	26.8	56.7
Thermal South Africa	–	16.8	45.0
Total Turnover:	**1,189.1**	903.2	1,859.6
Coking Australia	**130.5**	163.6	281.5
Thermal Australia	**814.6**	541.4	1,122.7
Thermal South Africa	**244.0**	198.2	455.4
EBITDA (pre-exceptionals)	**363.6**	170.3	349.9
Coking Australia	**36.2**	36.9	57.3
Thermal Australia	**266.7**	102.6	224.1
Thermal South Africa	**60.7**	30.8	68.5
Depreciation and Amortisation	**(128.3)**	(105.2)	(212.0)
Coking Australia	**(15.0)**	(22.8)	(31.9)
Thermal Australia	**(77.2)**	(63.6)	(133.3)
Thermal South Africa	**(36.1)**	(18.8)	(46.8)
EBIT (pre-exceptionals)	**235.3**	65.1	137.9
Coking Australia	**21.2**	14.1	25.4
Thermal Australia	**189.5**	39.0	90.8
Thermal South Africa	**24.6**	12.0	21.7
Attributable net assets	**4,816.9**	4,718.1	4,977.5
Australia	**2,824.6**	3,093.4	3,148.1
South Africa	**1,992.3**	1,624.7	1,829.4
Capital employed	**4,924.9**	4,743.6	5,077.4
Australia	**2,906.8**	3,093.4	3,225.7
South Africa	**2,018.1**	1,650.2	1,851.7
Share of Group EBIT†	**37.7%**	33.2%	32.0%
Australia	**33.8%**	27.1%	27.0%
South Africa	**3.9%**	6.1%	5.0%
Share of Group net assets	**72.0%**	83.5%	76.5%
Australia	**42.2%**	54.8%	48.4%
South Africa	**29.8%**	28.7%	28.1%
Return on capital employed‡	**9.5%**	3.0%	3.1%
Australia	**13.7%**	3.8%	4.2%
South Africa	**2.6%**	1.6%	1.3%
Capital expenditure	**86.0**	103.4	230.7
Australia	**65.6**	80.3	170.6
South Africa	**20.4**	23.1	60.1
Sustaining	**63.3**	61.3	125.3
Expansionary	**22.7**	42.1	105.4

*Pro forma includes MIM Group acquisition from 01.01.03
†Excludes discontinued operations (Avonmouth and Magnesium)
‡ROCE % based on average exchange rates for the period

Production Data (million tonnes)	Statutory Six months to 30.06.04	Pro forma Six months to 30.06.03*	Pro forma Year ended 31.12.03*
Total Consolidated Production	**28.9**	29.6	60.0
Queensland coking	**2.5**	3.7	6.3
NSW Semi-soft coking	**4.1**	3.1	6.5
Australian thermal	**13.6**	14.7	30.4
South African thermal	**8.7**	8.1	16.8
Consolidated Australian Sales Total†	**21.0**	22.3	42.8
Queensland Coking export	**2.2**	3.7	6.3
NSW Semi-soft coking export	**4.1**	3.1	6.5
Thermal export	**12.6**	12.4	24.0
Domestic	**2.1**	3.1	6.0
Consolidated South African Sales Total†	**8.2**	8.4	18.0
Thermal export	**6.4**	6.2	13.8
Thermal domestic	**1.8**	2.2	4.2
Attributable Australian Sales Total†	**19.7**	21.3	40.6
Queensland Coking export	**2.2**	3.7	6.3
NSW Semi-soft coking export	**3.9**	2.9	6.0
Thermal export	**11.6**	11.8	22.6
Domestic	**2.0**	2.9	5.7
Attributable South African Sales Total†	**8.2**	8.4	18.0
Thermal export	**6.4**	6.2	13.8
Thermal domestic	**1.8**	2.2	4.2
Average received export FOB coal price (US$/t)			
Queensland Coking	**51.6**	44.2	43.5
NSW Semi-soft coking	**43.8**	30.4	30.5
Australian thermal	**35.0**	25.0	25.2
South African thermal	**34.5**	24.1	24.9

*Pro forma includes MIM Group acquisition from 01.01.03
†All Sales data is ex-mine i.e. does not include sale of third party purchased coal

Far East and Australian Thermal Coal Markets

In the first half of 2004 demand for imported seaborne thermal coal in the Pacific market exceeded both expectations and supply. The market was characterised by an unprecedented rise in prices, largely driven by supply constraints and uncertainty over Chinese exports.

The major utilities in Japan, Korea and Taiwan ended 2003 with low stock levels after a very tight supply situation developed at the end of the year. This was due to unreliable delivery of Chinese tonnage and Indonesian monsoon rain delays. In Japan and Korea, strong demand continued into the first half of 2004 (despite the gradual return of suspended nuclear output in the former) due to growth in industrial production and GDP. Taiwanese demand was particularly strong, with coal imports up around 15% compared to the same period last year.

China's domestic demand for coal continued to grow at a remarkable pace, despite recent steps taken by the Chinese government to slow down the rate of economic growth. The growth in domestic demand prompted the decision by the Chinese government in February 2004 to reduce 2004 coal export licences.

Fearful of Chinese export cutbacks, Japanese and Korean consumers favoured the security of the Australian market. Supply out of Australia has increased marginally in the six months to June 2004, but remains constrained by infrastructure out of Newcastle and a lack of new thermal coal production from Queensland. Queensland exports also had a slow start to the year due to heavy rains and an accident at the Dalrymple Bay Coal Terminal.

Indonesian exports grew steadily in the first half, although higher grade material comprised only around one-third of this growth. Indonesian exports to Europe continued to grow despite higher freight rates at the beginning of 2004. This trend is expected to continue, with freight rates having dropped back to 2003 average levels. Russian thermal exports to the Pacific market remain port-constrained, with higher-value coking coal exports taking priority.

The combination of sustained demand for thermal coal by the major Asian economies, together with supply restrictions in Australia and China, led to a sustained rise in the price of thermal coal in the six months to 30 June 2004. During this period the Newcastle FOB spot price rose from approximately $39.0 per tonne in early January to around $62.0 per tonne in June.

Xstrata Coal secured an average contract year price (effective 1 April 2004) of $45.0 per tonne FOB for supply to the Japanese power utilities. This represents a 68% price increase on last year's unofficial reference price of $26.8 per tonne. The term contract price for Australian thermal coal, previously informally referred to as the Japanese Reference Price, is this year somewhat unclear, with other producers settling term tonnage into Japan at varying price levels up to $45.0 per tonne, depending on negotiations and the timing of contracts. Annual supply to the Korean generating companies was priced later in the period at up to $51.0 per tonne – an increase of over 100% – reflecting the market's continuing momentum. The full effect of these price increases will be felt in the second half of 2004.

Xstrata Coal is directing a growing percentage of its thermal coal sales into the Asian market as Japanese and Korean customers increase their purchases from stable Australian term suppliers to protect against Chinese volatility. In addition to increased Asian demand, thermal coal sales to the Atlantic market have declined (admittedly from a low base) due to high freight rates and unfavourable market price differentials in the first half of 2004. Xstrata Coal has, however, been successful in maintaining a significant supply contract into Mexico in 2004.

Despite the current attractiveness of the export market, Xstrata is committed to maintaining a stable and balanced domestic portfolio to secure geographic and currency diversification. Domestic thermal coal sales are predominantly long-term contracts with power utilities in both New South Wales and Queensland and represent about 15% of total thermal coal sales from Xstrata Coal's Australian operations.

Coking Coal Markets

Global steel output has grown by 16% over the last two years, driving demand for export coking coal to record levels. Steel production in the first half of 2004 continued this trend of strong growth, driven by escalating Chinese domestic demand for both imported and locally-produced steel. The export coking coal market experienced the full impact of this heightened demand late in 2003: China severely cut back its coke and coking coal exports to supply domestic steelmakers and simultaneously began to import hard coking coal on long-term contracts in significant quantities for the first time.

The knock-on effect has been increased steel exports from Japan, Korea and Taiwan to China and corresponding increased demand from these countries for imported coking coal. Indian demand for import coking coal was also strong as Indian steel makers supply both China and their own growing domestic steel market. Growth in the Japanese economy and in the European steel market also contributed to a tight market and record prices.

The fundamental market undersupply was exacerbated by Australian and Canadian supply issues in the first half of 2004, namely production problems at a number of Queensland underground mines, the collapse of a reclaimer at Dalrymple Bay Coal Terminal, the closure of the NSW Southland semi-soft coking coal mine and weather-related Canadian rail disruptions.

As a consequence, Australian and Canadian producers have been unable to fully meet the additional demand for coking coal. The supply gap was partially met by the USA's re-emergence as a high-cost swing supplier to the Asian steelmakers.

The growth in global demand for hard coking coal has impacted positively on semi-soft coking coal demand and prices. Unable to secure sufficient volumes of hard coking coal, customers have utilised additional semi-soft coking coal. The semi-soft coking coal price has also been boosted by the buoyant global thermal coal market, which sets the floor price for this type of coking coal.

Coking coal contracts were settled with existing customers in Asia and Europe at varying prices up to $135.0 per tonne for unpriced tonnage to be supplied in the 2004/05 contract year. This represents an increase of up to 200% from the previous contract year's prices of around $45.0 per tonne. These prices have been averaged with carryover tonnage that was to be delivered at last year's prices, as a result of production constraints at Oaky Creek in 2003. As a consequence, Xstrata Coal is expected to achieve an average price of $80.0 per tonne for deliveries over the 2004/05 contract year ending March 2005. Similar prices were achieved for Collinsville semi-hard coking coal into the Asian steel market.

Xstrata Coal's average realised price for calendar year 2004 for its Queensland coking coal is expected to be in excess of $65.0 per tonne. This includes tonnage shipped and already priced against 2003/04 contracts.

The settlements of these coking contract prices reflect the positive outlook in the medium to longer term for prime quality hard coking coals, such as the coals from Xstrata's Oaky Creek and Collinsville operations, on the back of continuing growth in demand from markets such as China and India.

Operations

Australian thermal

Consolidated production for the six months to 30 June 2004, at 17.7 million tonnes, was 0.1 million tonnes, or 1% lower, than the corresponding period. This small decrease is attributable to the sell-down of Xstrata's interest in the Queensland coal assets from 75% to 55%, which came into effect in November 2003. Isolating this impact, production rose by 7% due to Beltana operating at optimum capacity for the full period.

Local currency unit cash costs have risen by 1%, period on period, as a result of increased demurrage costs incurred by the New South Wales operations due to ongoing rail capacity constraints, an increased proportion of higher cost export thermal and semi-soft sales and an increase in Queensland royalty costs due to higher coal prices. These have been partially offset by mine site unit cost savings, with the main drivers being the positive effect of a full six months of higher production at the low-cost Beltana operation together with reduced development costs at Newlands Southern Underground as it nears the end of its mine life. After the effect of revenue related costs, demurrage and inflation have been removed, local unit costs are down by 2%. However, due to the continued strengthening of the Australian dollar, US dollar unit cash costs have increased by 21% period on period.

Despite the impact of the sell-down in the Queensland thermal operations, EBIT increased by some 386% from $39 million in the first half 2003 to $189.5 million in 2004, due to the significantly higher coal prices.

EBIT Variance	**US$m**
EBIT 30.06.03 (pre-exceptionals)*	**65.1**
Sales price	293.3
Volumes	0.3
Unit cost – real	12.2
Unit cost – inflation	(10.4)
Unit cost – foreign exchange	(167.8)
Foreign currency hedging	64.4
Effect of sell down of Queensland Coal assets	(16.1)
Depreciation and amortisation (excluding foreign exchange)	(5.7)
EBIT 30.06.04 (pre-exceptionals)	**235.3**

*Pro forma includes MIM Group acquisition from 01.01.03

The end of June 2004 marked the completion of Beltana mine's first full year of production totalling 5.8 million tonnes of raw coal, exceeding expectations in terms of productivity and cost efficiency. In January 2004 Ravensworth East mine was incorporated into the adjacent and much larger Mount Owen Mine, thereby transforming the Mount Owen complex into a predominantly export operation. This has assisted in lowering the average cost of production by around 3% on a free on rail (FOR) basis.

Thermal coal production in Queensland fell by some 12% period on period due to the aforementioned sell-down of Xstrata's interest. Before allowing for impact of this sell-down, thermal coal production increased by 19% due to improved productivity at the Newlands underground and the commencement of production from Newland's Suttor Creek and Eastern Creek open cuts.

Anticipated productivity improvements in the second half of 2004, together with fewer longwall changes, are expected to increase saleable production. Cash costs, however, are expected to increase with the introduction of the new 'ad valorem' royalty in New South Wales, effective 1 July 2004, which links the royalty paid to the coal price. Higher coal prices will result in higher royalty payments for the second six months of the year.

This cost will be partially offset by an expected reduction in demurrage costs as congestion at the Port of Newcastle begins to ease, following the introduction of a short-term capacity distribution system at the beginning of April. The system has already been effective in reducing the vessel queue from over 50 to fewer than 10 (as at June 2004). As a consequence it is anticipated that demurrage will fall from the very high rates experienced during the first half (average $1.58 per tonne) to $0.15 or lower for the remainder of the year. Year-on-year the average demurrage rate is expected to increase from $0.80 to around $0.90 per tonne.

Australian coking

Production of coking coal for the six months to June 2004 of 2.5 million tonnes was down 32% on the 3.7 million tonnes produced in the corresponding period. This decrease was mainly due to the effect of the sell down in Xstrata's interest in the Queensland operations. Isolating this impact, production was 9% lower than the previous period primarily due to a scheduled reduction in production from Oaky Creek Open Cut, with a roof fall at Oaky North preventing the planned make-up of the shortfall from the underground operations. Despite the roof fall, Oaky North production was 180,000 tonnes higher than the corresponding period.

Local unit cash costs were 4% higher due to a number of factors: the roof fall at Oaky North; higher costs at Oaky No 1 due to additional costs to implement a frictional ignition management system; and increased royalty payments associated with higher coal prices. This, together with the appreciation of the Australian dollar, resulted in a 25% increase in the US dollar unit operating cash costs period on period.

Despite the impact of the sell-down and higher unit costs, EBIT at the coking operations increased by 50% from $14.1 million to $21.2 million, period on period, due to the realisation of significantly higher prices.

With the re-configuration of the Oaky North longwall to enhance longwall face control and increase productivity, the second half of the year is expected to see an increase in coking coal production and a corresponding reduction in local currency cash unit costs, excluding the effects of royalties.

South Africa

The improved Atlantic market and associated high export prices underpinned the strong financial performance of the South African coal operations. A 43% increase in export prices, compared with the corresponding period, offset by a 17% appreciation in the rand resulted in a 105% increase in EBIT from $12.0 million to $24.6 million, period on period. Total unit cash costs on a raw coal basis decreased by 4% in real terms, mainly as a result of increased production due to mine upgrades, as well as an increased proportion of tonnage from lower cost operations. However, mine site unit cash costs decreased by just 2% in real terms compared to the same period 2003, due to lower processing yields.

Production for the six months to June 2004 increased by 7% to 8.7 million tonnes, up from 8.1 million tonnes period on period. This increase was due to a 13% increase in attributable production in the operations managed by Xstrata, offset by a decline in attributable output in the Douglas/Tavistock Joint Venture. Managed operations benefited from revised operating rosters at the Tavistock and South Witbank operations and increased output from the Goedgevonden, Phoenix and Tselentis Collieries. These capacity improvements are expected to secure around a 10% increase in saleable production and sales in the second half of 2004, with the additional benefit of scale improvements lowering the cost of sales in the second half.

The new Minerals and Petroleum Resources Development Act came into force on 1 May 2004. Xstrata Coal is continuing to work on achieving the requisite historically disadvantaged South African ownership level of 15% in five years and 26% in ten years. Xstrata Coal is well advanced in the other aspects of the Empowerment Scorecard and is positioning itself for the conversion of its existing mining authorisations into new order rights early in the stipulated five year period.

Developments

Australia

Capital expenditure for Xstrata Coal's Australian operations totalled $65.6 million in the first half of 2004, split between New South Wales and Queensland. Expenditure in the second half of the year is expected to be higher. Capital expenditure for the six months to date relates to a number of key projects, including:

- Development of the Rolleston project, where expenditure commenced in the first half of the year following Board approval in February. Rolleston enjoys a rapid development profile, with first production of some one million tonnes expected in 2005, and full production of six million export tonnes per annum (mtpa) and two mtpa domestic production expected in 2008
- Continued development of the new Northern underground mine at the Newlands complex, with full production scheduled for late 2005 to replace production from the existing Southern underground mine
- The purchase of a dragline for overburden removal at the Eastern Creek pit at the Newlands complex has been further progressed for commencement of operation in the final quarter of 2004, as planned
- Seven new trucks at Bulga Open Cut were purchased at a cost of $18 million to replace the existing fleet of trucks. The new trucks will generate cost savings due to reduced maintenance costs, as well as providing quieter and more efficient overburden haulage

- At the end of June 2004, Xstrata Coal announced it had signed a contract with Joy Mining to install a state-of-the-art $68 million longwall system at its Ulan underground coal mine. The first of its kind in Australia in terms of technology and width, the system spans 400 metres and has roof supports that are two metres wide. Once installed, the wide longwall will promote Ulan to be one of the lowest cost underground mines in Australia
- Construction of a new underground drift conveyor system at Ulan was commenced during the period. The system will replace the existing outdated underground system and will allow cost and operational efficiencies as well as reducing the risk of an interruption to underground production. Total cost of the new system is expected to be approximately AUD23.0 million ($16.3 million).

South Africa

Significant work was undertaken during the period on two major projects currently under evaluation: the Goedgevonden project and the Verkeerdepan extension to the Tselentis operation.

Xstrata Coal's South African operations incurred capital expenditure of $20.4 million during the first half of 2004, with an anticipated increase in expenditure in the second half. Capital expenditure for the year to date relates to a number of key projects, including:

- Accessing a new mining area at WitCons, with expenditure expected to continue into the second half of the year
- The purchase of two new continuous miners at South Witbank to replace older technology units
- A coal handling and processing plant upgrade is planned during the second half at ATCOM to remove steel and wood from the feed coal. This is necessary as the open cut is mining through old underground workings.
- A new diesel powered overburden drill will also be delivered, allowing improved flexibility and performance over the ageing electric powered units
- Delivery of two new continuous miners at Boschmans, one to replace an existing cut, drill and blast section and the second to replace an older technology unit, with the intent of securing an increase in productivity
- The construction of an underground surge bunker at Tavistock which is the final phase in the planned infrastructure upgrade
- It is anticipated that work will commence on the planned 30 month construction of the 10 million tonnes Phase V expansion at Richards Bay Coal Terminal (RBCT).



COPPER

Markets

The improvement in the physical copper market seen towards the end of 2003 continued into the first half of 2004, driven primarily by strong demand in the Far East. LME warehouse stocks continued to fall from 431,000 tonnes at the start of the year to approximately 105,000 tonnes at the end of the first half. Total exchange stocks (including LME, Comex and Shanghai) fell from 796,000 tonnes to 264,000 tonnes during the period. Declining stock levels and improved market sentiment led to copper prices rising sharply in the first half, with LME spot prices reaching a peak of over 141USc per pound in March. The average LME price for the period under review was 125.2USc per pound representing an increase of almost 70% over the corresponding period in 2003 and a rise of 45% over the average LME price for the second half of 2003.

For most of the first half, copper concentrate treatment and refining charges (TC/RCs) remained depressed due to continued supply side constraints. However, towards the end of the first quarter, production interruptions in South East Asia that had impacted the market earlier in the year were gradually overcome and concentrate shipments began to return to previous levels. Simultaneously, Chinese smelter production cutbacks and stricter credit controls imposed by the Chinese central government saw demand for concentrates in China ease during the second quarter. Compounding the lower demand from China, smelter commissioning problems in India also resulted in a sharp turnaround in TC/RCs from the lows seen early in the second quarter to around $50 per dry metric tonnes and 5USc per pound respectively towards the period end.

Copper concentrate sales from Xstrata's Australian operations in north Queensland were 66,325 dry metric tonnes compared to 123,200 dry metric tonnes in the corresponding period, reflecting reduced treatment of slag. During the half-year a decision was made to replace Mount Isa copper concentrate exports with Ernest Henry copper concentrate, delivering significant logistics and transportation benefits together with a reduction in working capital.

Refined own copper sales were 115,802 tonnes which were up 16% on the corresponding period. Domestic copper cathode sales from Xstrata's north Queensland operations were strong during the first half, up 16% to 18,527 tonnes on the corresponding period in 2003.

Xstrata's share of concentrate sales from Alumbrera (50%) for the first six months was 170,907 dry metric tonnes compared with 177,900 dry metric tonnes in the corresponding period.

Consolidated Financial and Operating Data US$m	Statutory Six months to 30.06.04	Pro forma Six months to 30.06.03*	Pro forma Year ended 31.12.03*
Turnover	**722.4**	502.0	1,057.1
Americas†	**342.7**	232.5	506.6
Australia	**379.7**	269.5	550.5
EBITDA	**384.5**	228.2	481.8
Americas†	**238.7**	149.4	332.3
Australia	**145.8**	78.8	149.5
Depreciation and amortisation	**(105.2)**	(92.5)	(207.7)
Americas†	**(63.0)**	(60.8)	(140.4)
Australia	**(42.2)**	(31.7)	(67.3)
EBIT	**279.3**	135.7	274.1
Americas†	**175.7**	88.6	191.9
Australia	**103.6**	47.1	82.2
Attributable net assets	**1,536.1**	1,541.5	1,619.8
Americas†	**611.2**	569.7	571.0
Australia	**924.9**	971.8	1,048.8
Capital employed	**1,731.1**	1,745.3	1,897.6
Americas†	**806.2**	773.5	848.8
Australia	**924.9**	971.8	1,048.8
Share of Group EBIT‡	**44.7%**	69.2%	63.6%
Americas†	**28.1%**	45.2%	44.5%
Australia	**16.6%**	24.0%	19.1%
Share of Group net assets	**23.0%**	27.3%	24.9%
Americas†	**9.2%**	10.1%	8.8%
Australia	**13.8%**	17.2%	16.1%
Return on capital employed§	**31.3%**	16.3%	15.6%
Americas†	**43.6%**	22.9%	22.6%
Australia	**21.2%**	10.6%	9.1%
Capital expenditure	**28.3**	34.7	82.1
Americas†	**7.6**	7.1	20.3
Australia	**20.7**	27.6	61.8
Sustaining	**23.7**	20.8	48.3
Expansionary	**4.6**	13.9	33.8

*Pro forma includes MIM Group acquisition from 01.01.03
† 100% consolidated figures
‡ Excludes discontinued operations (Avonmouth and Magnesium)
§ ROCE % based on average exchange rates for the period

Xstrata Copper's total market sales were split: Australia 19%, Asia 57%, Americas 2% and Europe 22%.

Sales of gold contained in copper product (copper concentrates and tankhouse slimes) totalled 59,355 ounces for the half, compared with 72,798 ounces in the first six months of 2003. This decrease was a consequence of lower grades, particularly in tankhouse slimes.

The global copper concentrate balance is forecast to move into surplus in the second half of 2004 as additional concentrate comes on-line via mine reactivations, new mine production and mine expansions, particularly in South America. At the same time, scrap raw material availability has increased substantially, particularly in Europe, easing the tightness in the physical concentrate market.

Production Data	Statutory Six months to 30.06.04	Pro forma Six months to 30.06.03*	Pro forma Year ended 31.12.03*
Americas – Alumbrera†			
Material mined (t)	**56,721,332**	54,402,589	110,213,939
Ore mined (t)	**15,868,276**	18,351,690	30,621,193
Copper head grade (%)	**0.53**	0.61	0.65
Gold head grade (g/t)	**0.72**	0.74	0.81
Ore treated (t)	**17,049,582**	16,978,250	34,200,389
Concentrate produced (dmt)	**302,920**	354,025	753,474
Copper in concentrate (t)	**80,688**	93,310	198,537
Gold in concentrate (oz)	**273,667**	281,996	615,556
Gold in dore (oz)	**25,013**	28,122	54,208
Total gold (oz)	**298,680**	310,118	669,764
Cash cost (C1) – post by-product credits (USc/lb)	**6.5**	3.1	3.1
Australia – Ernest Henry			
Material mined (t)	**28,821,976**	32,805,440	64,893,365
Ore mined (t)	**5,339,237**	5,056,445	9,715,633
Copper head grade (%)	**1.10**	1.13	1.05
Gold head grade (g/t)	**0.57**	0.56	0.53
Ore treated (t)	**5,385,977**	5,227,084	10,279,221
Concentrate produced (dmt)	**188,565**	188,686	345,477
Copper in concentrate (t)	**54,244**	54,390	99,422
Gold in concentrate (oz)	**68,198**	66,254	122,580
Cash cost (C1) – post by-product credits (USc/lb)	**48.5**	42.0	40.5
Australia – Mount Isa			
Ore mined (t)	**2,562,025**	2,395,040	5,172,880
Copper head grade (%)	**3.24**	3.54	3.49
Ore treated (t) Includes mined ore and excludes impact of reprocessed slag	**2,665,098**	2,426,476	5,186,464
Concentrate produced from ore (dmt)	**304,542**	310,824	654,345
Copper in concentrate from ore (t)	**80,517**	82,782	176,997
Anode copper (t)	**116,263**	115,293	212,585
Other copper (t)	**7,217**	34,422	61,043
Refined copper (t)	**117,633**	111,368	211,391
Cash cost (C1) – post by-product credits (USc/lb)	**69.2**	52.2	56.2
Average LME Copper price (US$/t)	**2,760**	1,652	1,779
Average LBM Gold price (US$/oz)	**401**	350	364

*Pro forma includes MIM Group acquisition from 01.01.03
†100% consolidated figures

Despite substantial production increases in 2004, the global refined copper deficit is forecast to increase to over 500,000 tonnes in 2004 and remain at similar levels during 2005. A continued lack of substantial investment in new mine development coupled with relatively strong global growth forecasts for the next few years mean it is likely that global copper stocks will remain low in the medium term. As a consequence, it is anticipated that prices, and particularly copper cathode premiums, should remain buoyant.

Operations

Americas

The financial performance of Alumbrera substantially improved compared with the corresponding period last year. EBIT from the Americas almost doubled to $175.7 million from $88.6 million and EBITDA increased by 60% to $238.7 million. Higher effective copper prices drove turnover up by 47% to $342.7 million compared to the first half of last year. Performance was characterised by lower production volumes as head grades declined toward life of mine averages, with the impact mitigated by a combination of further cost efficiency initiatives and improved effective received prices.

Mill throughput was marginally higher than the corresponding period last year. Material mined was 4% higher, and ore mined 14% lower, than the first half last year, largely in line with planned levels.

Xstrata's share of copper-in-concentrate and total gold production for the first half of 2004, at 40,344 tonnes and 149,340 ounces respectively, was lower than the corresponding period in 2003, primarily due to lower head grades.

Low operating costs continued to be a highlight of the Alumbrera business, with C1 cash operating costs for the first half averaging 6.5USc per pound of copper produced (net of gold credits). The increase in C1 cash costs in the first half compared to the corresponding period in 2003 is the result of the increased material mined, ore milled and power cost increases.

Production volumes for both copper and gold are expected to increase in the second half due to the commissioning of an additional flotation circuit in the concentrator, which was installed to partially mitigate falling head grades.

Australia

The financial performance of the north Queensland copper operations substantially improved compared with the corresponding period last year. EBIT was up 120% to $103.6 million from $47.1 million and EBITDA increased by 85% to $145.8 million. Turnover from the Australian operations was up 41% on 2003 to $379.7 million, reflecting continuing stronger copper prices.

Ore production from the underground copper mines (Enterprise and X41) was up 7% on the same period in 2003, although the expected lower grades from the mines resulted in an overall reduction in contained metal hoisted. An increased mine development and stope filling programme was initiated to ensure mine ore production is improved during the second half of 2004.

The copper concentrator performed consistently with ore treated 10% up on the same period in 2003. Copper in concentrate, however, was lower due to the lower head grades.

Copper smelter production was up slightly on the same period in 2003 to 116,263 tonnes of anode, and ahead of the previous six-month period, when the copper smelter was shutdown for a scheduled rebrick. Smelter converter operations improved during the period with average output per converter batch increasing by around 20% by the end of the half, as a result of improved operating practices.

EBIT Variances	**US$m**
EBIT 30.06.03 (pre-exceptionals)*	**135.7**
Sales price	205.4
Volumes	4.8
Unit cost – real	(18.3)
Unit cost – inflation	(11.6)
Unit cost – foreign exchange	(52.3)
Foreign currency hedging	23.9
Other income and expenses	(2.0)
Depreciation and amortisation (excluding foreign exchange)	(6.3)
EBIT 30.06.04 (pre-exceptionals)	**279.3**

*Pro forma includes MIM Group acquisition from 01.01.03

Mount Isa unit costs on a C1 basis increased to 69.2USc per pound during the first half from 52.2USc per pound in the same period in 2003, largely as a result of the stronger Australian dollar but also with increased costs associated with higher access development and filling activities in preparation for increased production in the second half. The Townsville copper refinery produced 117,633 tonnes of saleable cathode, an increase of 6% over the same period in 2003.

Performance during the first half from the Ernest Henry copper-gold mine was in line with expectations. Copper production from the mine was marginally lower than the first half of 2003 due to lower copper grades, however gold grades led to higher gold production which largely mitigated the impact of lower copper production.

Material mined at Ernest Henry was lower in comparison with the comparative period due to longer hauls in the planned mining sequence. Ore mined was higher in comparison with the same period in 2003 due to the planned mining sequence and stockpiling of ore for blending purposes.

For the second half, production of concentrate, anode and refined copper should exceed those attained in the first half mainly as a result of increased underground production volumes and efficiencies anticipated in the metallurgical operations.

Developments

Americas

An expansion to the concentrator flotation capacity, at a cost of just over $5 million, was completed in May 2004 and benefits due to improved metallurgical performance will result in the second half of 2004. Additional haul trucks will also be delivered in this period to enable the mine to maintain total material movements as the pit continues to deepen.

An on-going ore delineation drilling programme, undertaken both within the existing ore envelope and for extensions at depth, confirmed in excess of 80 million tonnes of additional ore reserves as announced on 22 June 2004. The mine plan was re-optimised based on a new geological model with additional mineralisation, and together with improved metal prices and improved cost profiles this resulted in an increase in contained metal reserves of more than 20%. This equates to an additional 350,000 tonnes of contained copper and 1.2 million ounces of gold over the life of the mine, which will extend the Alumbrera mine life by 2.5 years and will ensure metal production into 2015. A new Ore Reserve Statement for Alumbrera will be completed early in the second half of 2004, based on the new geological model and the update of the pit topography at 30 June 2004.

Alumbrera will continue with the intensive in-pit resource definition programme with the objective of adding further ore reserves to the Alumbrera business in the coming year. In addition, Xstrata Copper has recently scaled up its Alumbrera district exploration programme independently of the Alumbrera Joint Venture work, following the identification of a number of promising geological targets identified during the past year's exploration activities.

Australia

Capital expenditure of AUD36 million ($24.8 million) was approved in June to commence development of the Northern 3500 underground copper orebody at Mount Isa's Enterprise underground copper mine. The project will provide an additional high grade mining zone in Enterprise, enabling the deep mine to maintain its rated capacity of 3.5 million tonnes per annum and improve the utilisation of the existing hoisting and concentrator capacity. Development will commence late in the second half of this year, with initial production scheduled to commence in 2006. Current plans indicate that the mining block will contribute a supplementary 5.3 million tonnes of copper ore at a grade of 4.5%, or 240,000 tonnes of contained copper metal, over the next 11 years.

On 23 June 2004, Xstrata Copper announced the commencement of a pre-feasibility study for an AUD29 million ($20 million) electric settling furnace project in the copper smelter to improve smelter recoveries. The feasibility study outcome is expected by the end of 2004. In addition, AUD7.2 ($5 million) for the construction of a leaching plant was approved. The plant is anticipated to recover around 2,500 tonnes per annum of additional copper from the electrostatic precipitator dust in the Mount Isa copper smelter.

During the second half, a gas agreement is anticipated to be concluded with Enertrade for the supply of coal seam methane gas to the Townsville copper refinery. This will result in the conversion to gas at a lower unit cost than the current naphtha fuel utilised within the refinery.

Exploration activity is continuing to focus on leveraging value from Xstrata Copper's strong regional asset and infrastructure in north Queensland, targeting mineralisation within a 100 kilometre radius of the Mount Isa and Ernest Henry operations.



Markets

Zinc

Western consumption of zinc metal rose moderately by over 2% during the first half of the year compared with the first half of 2003, while total global zinc metal consumption increased by over 5% in the same period driven by strong growth in Eastern Europe and China. Due to higher domestic consumption, China moved from being a net exporter of zinc metal to become a net importer during the first half of the year, reversing the trend seen since the early 1990s. The permanent and temporary closure of several Imperial Smelting Furnace (ISF) smelters affected zinc metal output in the West, which decreased during the first half of the year, most notably in Europe where the market remains tight.

The net effect of higher consumption and a moderate decrease in global metal output led to a zinc metal supply deficit that contributed to support prices. Although there was only a relatively minor decrease in zinc stocks at LME warehouses during the first half, market observers estimate that non-LME stocks have fallen significantly during this period.

Improved market prospects helped zinc prices to regain the $1,000 per tonne level for the majority of the period, averaging $1,050 per tonne in the first half compared to $780 per tonne in the same period last year.

Global zinc concentrate production in the first half remained at similar levels to the same period in the previous year, partly due to lower zinc concentrate production in Australia, resulting in a tight supply market for concentrates. This led to a further reduction in negotiated base treatment charges (TCs) which fell from an average of $148 per tonne in the first half of 2003 to $141 per tonne in 2004.

Lead

The first half of 2004 has been characterised by a substantial increase in both the price and underlying volatility in the lead market, with the former being driven by tight supply and falling LME lead stocks.

The average daily official LME price for the first half of 2004 was $829 per tonne compared with $458 per tonne for the same period last year. Lead forward prices have remained lower than spot prices for the majority of the first half.

LME lead stocks have fallen steadily from 107,500 tonnes at the start of the year to 45,125 tonnes at the end of June. Recent high levels of backwardation have failed to entice deposits onto the LME.

Financial and Operating Data US$m	**Statutory Six months to 30.06.04**	Pro forma Six months to 30.06.03*	Pro forma Year ended 31.12.03*
Turnover†	**569.2**	435.4	915.3
Zinc Australia	**84.5**	57.0	131.8
Zinc Europe	**376.0**	280.4	593.8
Lead Australia	**27.7**	23.1	33.8
Lead Europe	**81.0**	74.9	155.9
EBITDA (pre-exceptionals)†	**63.0**	46.5	94.2
Zinc Australia	**11.3**	(0.5)	4.2
Zinc Europe	**42.1**	42.3	77.0
Lead Australia	**1.7**	(3.0)	(2.3)
Lead Europe	**7.9**	7.7	15.3
Depreciation and amortisation†	**(41.3)**	(36.5)	(76.5)
Zinc Australia	**(9.8)**	(6.5)	(15.6)
Zinc Europe	**(20.3)**	(20.4)	(40.7)
Lead Australia	**(9.1)**	(5.9)	(13.7)
Lead Europe	**(2.1)**	(3.7)	(6.5)
EBIT (pre-exceptionals)†	**21.7**	10.0	17.7
Zinc Australia	**1.5**	(7.0)	(11.4)
Zinc Europe	**21.8**	21.9	36.3
Lead Australia	**(7.4)**	(8.9)	(16.0)
Lead Europe	**5.8**	4.0	8.8
Attributable net assets†	**1,262.2**	1,173.0	1,307.5
Australia	**387.0**	342.8	402.0
Europe	**875.2**	830.2	905.5
Capital employed†	**1,271.2**	1,184.7	1,309.9
Australia	**387.1**	342.8	402.0
Europe	**884.1**	841.9	907.9
Share of Group EBIT†	**3.5%**	5.1%	4.1%
Australia	**(0.9)%**	(8.0)%	(6.3)%
Europe	**4.4%**	13.1%	10.4%
Share of Group net assets†	**18.9%**	20.8%	20.1%
Australia	**13.1%**	6.1%	6.2%
Europe	**5.8%**	14.7%	13.9%
Return on capital employed‡	**3.3%**	1.8%	1.5%
Australia	**(2.9)%**	(10.1)%	(7.9)%
Europe	**6.2%**	6.4%	5.5%
Capital expenditure†	**27.7**	26.9	59.7
Australia	**15.0**	10.6	23.7
Europe	**12.7**	16.3	36.0
Sustaining	**21.6**	13.8	38.9
Expansionary	**6.1**	13.1	20.8

*Pro forma includes MIM Group acquisition from 01.01.03
† Excludes discontinued operations (Avonmouth and Magnesium)
‡ ROCE % based on average exchange rates for the period

One of the most important drivers of the LME lead price, in common with many other commodities, is the strong economic and industrial growth of China, which has developed from being a net exporter to an importer.

In 2003, there was a reduction in global lead mining (lead content in concentrate) and secondary production output by some 69,000 and 62,000 tonnes respectively and in primary smelting and refining capacity by some 420,000 tonnes and 355,000 tonnes. In the current year, committed projects are set to increase global mining capacity (lead content in concentrate) by around 112,000 tonnes, with a further 27,000 tonnes due to come on stream in 2005, including Xstrata's recently announced Black Star project. In addition, there are smelter expansions underway in the Far East and a number of further potential projects in the pipeline.

Production Data	**Statutory Six months to 30.06.04**	Pro forma Six months to 30.06.03*	Pro forma Six months to 31.12.03*
Europe – San Juan de Nieva			
Zinc metal (t)	**244,208**	234,011	479,676
Europe – Nordenham			
Zinc metal (t)	**77,910**	75,828	147,636
Europe – Northfleet			
Mount Isa sourced lead (t)	**58,270**	66,937	138,819
Other lead (t)	**7,061**	38,483	56,098
Total lead (t)	**65,331**	105,420	194,917
Mount Isa refined silver (koz)	**4,452**	4,618	9,615
Other silver (koz)	**217**	1,306	1,362
Total silver (koz)	**4,669**	5,924	10,977
Australia – Mount Isa			
Ore mined (t)	**1,454,209**	1,568,786	3,066,374
Zinc head grade (%)	**7.28**	7.81	7.10
Lead head grade (%)	**4.77**	4.99	5.11
Silver head grade (g/t)	**112.9**	118.0	123.2
Ore treated (t)	**1,471,899**	1,554,278	3,013,599
Zinc in concentrate (t)	**85,808**	88,180	169,398
Lead in lead/silver bullion (t)	**66,460**	68,321	134,779
Lead in purchased concentrate (t)	**19,627**	14,904	26,036
Silver in crude lead (koz)	**5,071**	5,325	10,339
Silver in purchased concentrate (koz)	**2,827**	2,118	3,805
Cash cost (C1) – post by-product credits (USc/lb)	**46.1**	32.6	38.2
Australia – McArthur River			
Ore mined (t)	**561,943**	560,247	1,194,110
Zinc head grade (%)	**12.91**	13.69	13.5
Lead head grade (%)	**5.58**	5.63	5.6
Ore treated (t)	**575,144**	571,116	1,184,590
Zinc in concentrate (t)	**59,043**	63,875	130,011
Lead in concentrate (t)	**13,159**	14,180	28,670
Silver in concentrate (koz)	**534**	578	1,174
Cash cost (C1) – post by-product credits (USc/lb)	**41.5**	37.4	39.5
Average LME Zinc price (US$/t)	**1,050**	780	828
Average LME Lead price (US$/t)	**829**	458	515
Average LBM Silver price (US$/oz)	**6.52**	4.63	4.88

*Pro forma includes MIM Group acquisition from 01.01.03

EBIT Variances			
US$m†	Zinc	Lead	**Total**
EBIT 30.06.03 (pre-exceptionals)*†	**14.9**	**(4.9)**	**10.0**
Sales price	45.2	22.6	**67.8**
Volumes	(2.5)	(7.5)	**(10.0)**
Unit cost – real	(0.7)	(2.6)	**(3.3)**
Unit cost – inflation	(4.3)	(1.7)	**(6.0)**
Unit cost – foreign exchange	(34.2)	(7.1)	**(41.3)**
Foreign currency hedging	4.7	–	**4.7**
Depreciation and amortisation (excluding foreign exchange)	0.2	(0.4)	**(0.2)**
EBIT 30.06.04 (pre-exceptionals)	**23.3**	**(1.6)**	**21.7**

*Pro forma includes MIM Group acquisition from 01.01.03.
†Excludes discontinued operations (Avonmouth and Duisburg)

Operations

Zinc Lead Australia

Turnover for the Australian zinc lead operations rose by 40% to $112.2 million, reflecting stronger prices for both lead and zinc. EBIT improved by $10 million to a loss of $(5.9) million from $(15.9) million in the first half of 2003.

The ambitious turnaround programme being implemented at Mount Isa is progressing well, with good progress made in the first half towards targets for improved zinc recoveries and operational efficiencies to increase payable production from the second half.

Ore production from the Mount Isa lead and George Fisher mines decreased by 7% compared to the same period in 2003, mainly due to difficult mining conditions at George Fisher in the first quarter due to stope stability and lack of sufficient mine development. The first half saw the introduction of a new mine design, improved mining sequence and increased mine development rates. Although these measures had a negative impact on costs in the first half, as additional maintenance, rehabilitation, contractors and mobile equipment were required, ore production is expected to improve materially in the second half.

Production of zinc in concentrate at Mount Isa fell by 3% from the corresponding 2003 period, due to lower head grade and tonnes milled. However, as a result of increased ore hoisted, zinc concentrate production is expected to increase materially in the second half of the year.

McArthur River Mine production was in line with the first half of 2003. Higher volumes of ore treated in the concentrator largely compensated for lower head grade and recoveries. Mining cost savings partially mitigated an increase in freight costs. Throughput is expected to increase further at McArthur River mine in the second half.

Zinc Lead Europe

Consolidated production of zinc metal during the first half of 2004 increased to 322,118 tonnes, up 4% from the comparable period due to process improvements and optimisation programmes at both San Juan de Nieva and Nordenham. The positive effect of zinc price increases only partially offset the adverse weakening of the US dollar, the negative impact of commodity hedging and reduced treatment charges. However, EBIT increased marginally from $25.9 million in the first half of 2003 to $27.6 million, due to the success of the cost efficiency programme implemented throughout Zinc Lead Europe, which resulted in a further $13 million cost savings. Xstrata Zinc expects to make additional cost savings in the second half of the year.

In the first half, the San Juan de Nieva smelter produced 244,208 tonnes of zinc metal, an increase of 10,197 tonnes from the same period of 2003.

Operational improvements at Nordenham, including the use of calcine received from San Juan de Nieva to resolve bottlenecking in roasting capacity, boosted production by a further 3% to 77,910 tonnes in the first half.

Lead production at the Northfleet Refinery reduced by 38% compared to the first half of 2003, due to both lower feed from Isa with the rescheduling of lead bullion shipments to optimize freight costs, together with the reduction of third-party sourced feed, reflecting the closure of Northfleet No. 2 primary refinery and recycling line in 2003. A small amount of lead was produced from the No. 2 refinery during down periods at the Isa primary refinery, amounting to an extra 5% production in the first half without additional fixed costs. Overall, EBIT at Northfleet increased by $1.8 million to $5.8 million in the first half of 2004.

While silver production is directly related to lead production, it fell by 21% compared to the first half of 2003 due to the higher silver content in crude lead increasing by 10%, and to higher recoveries from in-process silver.

Developments

Zinc Lead Australia

McArthur River Mine has improved bulk concentrate quality, reducing the silica content and thereby enhancing the product's commercial appeal. Xstrata Zinc continued with feasibility studies for both the Open Pit at McArthur River and the associated Albion processing plant

The higher sustaining capital expenditure at Mount Isa, which totalled $9.6 million in the first half of 2004, was associated primarily with the additional mine development at George Fisher required to achieve higher production levels.

As announced on 23 June 2004, capital expenditure of AUD27.6 million ($18.8 milllion) was approved to commence development of the Black Star Open Cut mine. The project will provide around 1.5 million tonnes of additional zinc/lead ore, which, when combined with underground production, will fully utilise the current capacity of the Mount Isa zinc/lead concentrator. Significant resource upside remains available to the project with resources in the area exceeding 24 million tonnes. Pre-stripping operations will commence in September 2004, with ore production scheduled for January 2005. A total of 45 million tonnes of material will be mined at a waste to ore ratio of approximately 4.3:1 over the scheduled nine years of the mine's life.

Zinc Lead Europe

In the San Juan de Nieva smelter, the 7,000 tonne per annum expansion through the replacement of the electrodes in tankhouse D is on schedule. With this increase, melted zinc output is expected to approach 500,000 tonnes in 2005, consolidating San Juan de Nieva's position as the largest and most efficient zinc smelter globally.

A pre-feasibility study has been initiated to evaluate the viability of a number of lead refinery expansion options. This study is expected to be completed during the third quarter of 2004.



OTHER BUSINESSES

Financial and operating data US$m	Statutory Six months to 30.06.04	*Pro forma* Six months to 30.06.03*	*Pro forma* Year ended 31.12.03*
Forestry			
Turnover	**1.8**	1.8	2.8
EBITDA	**0.2**	0.5	0.5
Depreciation and amortisation	**(1.0)**	(0.8)	(1.4)
EBIT	**(0.8)**	(0.3)	(0.9)
Capital Expenditure	**1.2**	0.4	1.4
Attributable net assets	**23.3**	21.8	25.5
Capital employed	**35.3**	33.8	37.5
Production: Pulplogs (cbm)	**62,453**	65,993	107,494
Technology			
Turnover	**28.6**	13.8	33.9
EBITDA	**13.6**	3.2	8.9
Depreciation and amortisation	**(1.9)**	(1.2)	(2.9)
EBIT	**11.7**	2.0	6.0
Capital Expenditure	**0.1**	0.8	0.8
Attributable net assets	**47.3**	58.6	55.8
Capital employed	**47.3**	58.6	55.8

*Pro forma includes MIM Group acquisition from 01.01.03

Forestry

Average prices for pulplogs rose by 2% to $27.47 per cubic metre during the period, maintaining turnover at $1.8 million, despite a small decrease in production due to heavy rain conditions that hampered the harvesting process.

Foreign exchange losses of $0.3 million up from a loss of $0.1 million in 2003 accounted for most of the decrease in EBITDA from $0.5 million in the first half of 2003 to $0.2 million in 2004. In local currency terms, the cash cost of goods sold decreased from CLP903 million in 2003 to CLP820 million in 2004, but due to unfavourable exchange rates, the cash cost in US dollars increased slightly from $1.3 million to $1.4 million in 2004.

EBIT fell by $0.5 million to a loss of $0.8 million, impacted by a slightly higher depreciation and amortisation charge, which, although constant in local currency terms at CLP584 million, was also impacted by negative exchange rates to increase the dollar charge in the period to $1.0 million.

Current price levels are expected to be maintained in the second half. Forestal Los Lagos (FLL) has signed a Tolling and Marketing Agreement with Forestal Del Sur (FDS) to deliver 110,000 cbm of pulplogs to Forestal del Sur this year, a slight increase on production in 2003. Production in the second half is expected to reach this level for the full year, as weather conditions improve during the Spring.

Technology

There was strong demand in the first half of 2004 for Xstrata Technology's products, which include the ISA Process, ISASMELT, IsaMill, the Jameson cell and the Albion process. Turnover increased by 107% compared to the first half of 2003, while EBIT rose by 485%. Demand for Technology products and services was underpinned by buoyant metals markets.

ISASMELT, a high intensity submerged lance smelting technology, is now becoming established as the benchmark in copper smelting, after being selected ahead of five competing technology providers for both the Southern Peru Copper and Mopani (Zambia) copper expansions. The timeframe for these projects is over two years, with significant licence fee income at contract award, contributing to the good result in the first half.

IsaMill continues to experience a high level of interest across a range of companies and geographies. A highlight of the period was the successful commissioning of the 2.6 megawatt M10,000 mill for Anglo Platinum, by far the largest grinding mill in the world. Two new projects for Jameson cells commenced towards the end of the period and the revenue from these projects will be reflected in the second half. IsaProcess is the world's leading copper refining technology for electro-refining and electro-winning and has over 55 licensee plants around the world.

The outlook for Xstrata Technology is positive with strong metal markets leading to high demand for the division's innovative products and significant technical and operating expertise.

Independent review report to Xstrata plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2004 which comprises the Consolidated Profit and Loss Accounts, Consolidated Statement of Total Recognised Gains and Losses, Reconciliation of Consolidated Shareholders' Funds, Consolidated Balance Sheets, Consolidated Statement of Cash Flows and the related notes. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by the law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this Report, or for the conclusions we have formed.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

Ernst & Young LLP
London
12 August 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

US$m	**(Unaudited) Six months to 30.06.04**	(Unaudited) Six months to 30.06.03	(Audited) Twelve months to 31.12.03
Turnover			
Continuing operations	**2,938.2**	1,157.1	3,478.9
Discontinued operations	**–**	2.7	2.7
Group turnover	**2,938.2**	1,159.8	3,481.6
Net operating costs before exceptional costs	**(2,315.8)**	(1,075.3)	(3,169.1)
Exceptional costs – restructuring	**(3.0)**	–	(21.8)
Net operating costs	**(2,318.8)**	(1,075.3)	(3,190.9)
Operating profit	**619.4**	84.5	290.7
Continuing operations	**619.4**	85.8	292.0
Discontinued operations	**–**	(1.3)	(1.3)
	619.4	84.5	290.7
Income/(loss) from interest in associated undertakings	**–**	(1.8)	(3.0)
Total operating profit	**619.4**	82.7	287.7
Profit on sale of tangible assets – continuing	**2.2**	1.0	9.3
Profit on sale of interest in JANEs – continuing	**–**	–	136.6
Loss on disposal of operations – discontinued	**–**	(1.6)	(1.6)
Profit before interest and taxation	**621.6**	82.1	432.0
Interest receivable and similar income	**7.0**	6.6	11.7
Interest payable and similar charges – pre-exceptionals	**(63.4)**	(20.2)	(89.4)
Interest payable and similar charges – exceptional items	**(35.1)**	–	–
Profit before taxation	**530.1**	68.5	354.3
Tax on profit on ordinary activities	**(96.7)**	7.4	(46.5)
Profit after taxation	**433.4**	75.9	307.8
Minority interests	**(59.5)**	(0.7)	(30.8)
Attributable profit	**373.9**	75.2	277.0
Dividends to shareholders	**(50.2)**	(42.1)	(125.7)
Retained profit for the period	**323.7**	33.1	151.3
Earnings per share (US$) – basic:			
Pre-exceptional items	**0.65**	0.20	0.37
Exceptional items	**(0.05)**		0.26
	0.60	0.20	0.63
Earnings per share (US$) – diluted:			
Pre-exceptional items	**0.59**	0.20	0.33
Exceptional items	**(0.04)**		0.23
	0.55	0.20	0.56
Weighted average number of shares (000)	**627,374**	378,851	440,337
Dividend per share (USc)	**8.0**	6.7	20.0

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the six months ended 30 June 2004

US$m	**(Unaudited) Six months to 30.06.04**	(Unaudited) Six months to 30.06.03	(Audited) Twelve months to 31.12.03
Attributable profit	**373.9**	75.2	277.0
Translation adjustments on loans	**0.1**	(8.6)	(26.5)
Subsidiary net asset translation adjustments	**(146.2)**	664.5	1,441.5
Total recognised gains and losses for the period	**227.8**	731.1	1,692.0

RECONCILIATION OF CONSOLIDATED SHAREHOLDERS' FUNDS

For the six months ended 30 June 2004

US$m	**(Unaudited) Six months to 30.06.04**	(Unaudited) Six months to 30.06.03	(Audited) Twelve months to 31.12.03
Total recognised gains and losses	**227.8**	731.1	1,692.0
Dividends	**(50.2)**	(42.1)	(125.7)
	177.6	689.0	1,566.3
Other movements:			
– New shares issued	–	1,396.3	1,393.3
– Own share purchases	–	(7.4)	(17.4)
Total movements during the period	**177.6**	2,077.9	2,942.2
Shareholders' funds at the beginning of the year (originally 6,525.7 before prior year reclassification of 40.8 as required under UK GAAP)	**6,484.9**	3,542.7	3,542.7
Shareholders' funds at end of the period	**6,662.5**	5,620.6	6,484.9

CONSOLIDATED BALANCE SHEETS

US$m	**(Unaudited) at 30.06.04**	(Unaudited) at 30.06.03	(Audited) at 31.12.03
Fixed assets			
Intangible assets	**1,399.7**	1,210.5	1,333.5
Tangible assets	**7,251.3**	7,274.9	7,614.8
Investments			
– Investment in associates	**–**	6.7	–
– Other investments	**78.8**	59.2	81.0
	78.8	65.9	81.0
	8,729.8	8,551.3	9,029.3
Current assets			
Stocks	**783.8**	658.8	802.8
Debtors: amounts falling due within one year	**690.9**	696.3	702.1
Debtors: amounts falling due after more than one year	**251.1**	240.9	250.3
Investments: assets acquired held for resale	**–**	24.0	31.1
Cash at bank and in hand	**297.1**	161.6	255.1
	2,022.9	1,781.6	2,041.4
Creditors: falling due within one year	**(968.7)**	(1,099.1)	(1,102.4)
Net current assets	**1,054.2**	682.5	939.0
Total assets less current liabilities	**9,784.0**	9,233.8	9,968.3
Creditors: amounts falling due after more than one year:			
– Convertible bonds	**(589.6)**	–	(588.7)
– Other creditors	**(1,349.3)**	(2,552.3)	(1,658.5)
	(1,938.9)	(2,552.3)	(2,247.2)
Provisions for liabilities and charges	**(602.0)**	(494.0)	(621.6)
Net assets	**7,243.1**	6,187.5	7,099.5
Minority interests	**(580.6)**	(566.9)	(614.6)
Attributable net assets	**6,662.5**	5,620.6	6,484.9
Capital and reserves			
Called up share capital	**315.8**	315.8	315.8
Share premium account	**2,481.5**	2,484.5	2,481.5
Other reserves	**1,240.7**	1,240.7	1,240.7
Own shares	**(40.8)**	(30.8)	(40.8)
Profit and loss account	**2,665.3**	1,610.4	2,487.7
Equity shareholders' funds	**6,662.5**	5,620.6	6,484.9

CONSOLIDATED STATEMENT OF CASH FLOWS

US$m	(Unaudited) Six months to 30.06.04	(Unaudited) Six months to 30.06.03	(Audited) Twelve months to 31.12.03
Net cash inflow from operating activities before restructuring costs	**786.3**	79.5	612.2
Expenditure relating to restructuring	**(6.6)**	–	(18.8)
Net cash inflow from operating activities	**779.7**	79.5	593.4
Dividends received from associates	–	–	0.3
Returns on investments and servicing of finance			
Interest received	**4.0**	2.9	12.1
Interest paid	**(58.3)**	(16.6)	(72.1)
Interest element of finance lease rental payments	**(2.7)**	(0.5)	(2.6)
Debt arrangement fees	**(4.1)**	(17.8)	(29.7)
	(61.1)	(32.0)	(92.3)
Taxation paid	**(12.2)**	(13.8)	(26.4)
Capital expenditure and financial investment			
Payments to acquire tangible assets	**(148.9)**	(87.4)	(309.6)
Receipts from the sale of tangible assets	**12.3**	7.8	23.5
Payments to rehabilitation trust fund	**(0.3)**	–	(2.8)
Receipts from rehabilitation trust fund	–	–	7.4
	(136.9)	(79.6)	(281.5)
Acquisitions and disposals			
Purchase of subsidiary undertakings	–	(2,232.1)	(2,263.0)
Net cash acquired with subsidiary undertakings*	–	103.5	103.5
Disposal of JANEs and subsidiary undertakings	**82.8**	0.7	347.6
	82.8	(2,127.9)	(1,811.9)
Equity dividends paid	**(83.6)**	(50.3)	(92.4)
Net cash outflow before financing	**568.7**	(2,224.1)	(1,710.8)
Financing			
Issue of ordinary share capital	–	1,441.2	1,441.2
Ordinary share capital issue costs	–	(29.9)	(55.4)
Acquisition of own shares	–	–	(10.0)
Redemption of minority interest	**(81.0)**	–	–
Issue of convertible bonds	–	–	600.0
Increase in long-term loans	**960.0**	884.0	1,047.0
Repayment of short-term loans	**(53.1)**	–	(71.9)
Repayment of long-term loans	**(1,352.6)**	(17.1)	(1,082.5)
Repayment of capital element of finance leases	**(4.1)**	(0.6)	(2.8)
	(530.8)	2,277.6	1,865.6
Increase in cash	**37.9**	53.5	154.8
Reconciliation of net cash flow to movement in net debt			
Increase in cash	**37.9**	53.5	154.8
Cash inflow from increase in loans	**(960.0)**	(884.0)	(1,047.0)
Cash inflow from increase in convertible bonds	–	–	(600.0)
Cash outflow from loan arrangement fees	**4.1**	17.8	29.7
Repayment of loans	**1,405.7**	17.1	1,154.4
Cash outflow from finance leases	**4.1**	0.6	2.8
Change in net debt resulting from cash flows	**491.8**	(795.0)	(305.3)
Translation adjustments	**4.8**	(14.5)	(35.3)
Non-cash movements	**(6.0)**	(2.7)	(17.1)
Borrowing costs written off	**(35.1)**	–	–
Debt arrangement fees acquired with operations	–	2.5	2.5
New finance leases	**(15.3)**	–	–
Finance leases acquired with operations	–	(42.6)	(42.6)
Loans acquired with operations	–	(1,244.1)	(1,249.8)
Movement in net debt	**440.2**	(2,096.4)	(1,647.6)
Net debt at start of year	**(2,221.5)**	(573.9)	(573.9)
Net debt at end of period	**(1,781.3)**	(2,670.3)	(2,221.5)

*Includes bank overdrafts

Basis of preparation of financial information

The interim financial information has been prepared on the basis of the accounting policies set out in the full annual accounts of the Group for the year ended 31 December 2003 except for the 'Change of accounting policies' note below. The financial information contained in this Interim Report does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985.

Change of accounting policies

As a result of the implementation of UITF 38 (Accounting for ESOP Trusts), own shares of US$40.8 million (30.06.03 US$30.8 million, 31.12.03 US$40.8 million), have been re-classified from other investments to within equity in the balance sheet. There has been no impact on results in the current or prior periods.

Comparatives

The financial information for the year ended 31 December 2003 has been extracted from the full annual accounts of the Group that have been filed with the Registrar of Companies. The Auditor's Report on those accounts was unqualified.

Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures. In particular the balance sheet comparatives as at 30 June 2003 have been adjusted due to reallocation of fair values for the acquisition of the MIM Group and the classification of Ravenswood as an Investment: assets acquired held for resale.

A Rights Issue in 2003 was structured as an issue of three convertible unsecured loan stock units at 245 pence per stock unit for every two existing ordinary shares held. The comparative earnings per share for the period ended 30 June 2003 have been restated after applying a factor of 0.66344 in order to adjust for the bonus element of the Rights Issue.

Foreign currencies

The following exchange rates were used in preparation of the consolidated financial information:

	30 June 2004	**Average 2004 Six months**	30 June 2003	Average 2003 Six months	31 December 2003	Average 2003 Twelve months
Argentine pesos (ARS)	**2.9560**	**2.9061**	2.8150	3.0068	2.9375	2.9486
Australian dollars (AUD)	**0.6993**	**0.7400**	0.6735	0.6157	0.7520	0.6494
Chile pesos (CLP)	**636.30**	**628.32**	699.12	722.61	595.00	686.99
Euros (EUR)	**1.2200**	**1.2274**	1.1511	1.1038	1.2601	1.1302
Great Britain pounds (GBP)	**1.8202**	**1.8232**	1.6548	1.6108	1.7857	1.6340
South African rands (ZAR)	**6.1362**	**6.6685**	7.4704	8.0162	6.6843	7.5391
Swiss francs (CHF)	**1.2487**	**1.2654**	1.3509	1.3508	1.2391	1.3442

Disposal of Operations

Ravenswood

The Group assumed 100% ownership of Carpentaria Gold Pty Ltd ("Ravenswood") in Australia with the acquisition of the MIM Group in June 2003. The company was considered non-core to the Group's business at the date of acquisition. In February 2004, Ravenswood was sold to Resolute Mining Limited for a consideration of US$43.9 million before loss on disposal of the associated gold hedge book and selling costs. There was no gain or loss on disposal of Ravenswood.

Syndicated loan facility agreement

In May 2004, the Group entered into a new US$1,400 million syndicated loan facility. The financing is divided between a US$1,000 million five-year multicurrency revolving credit facility and a US$400 million 364-day facility with a one-year term out option. The loan facility is for general corporate purposes and was used to refinance the outstanding element of the Company's Amended Syndicated Loan Facility Agreement of US$1,400 million.

The syndicated loan facility bears interest at a rate based on the London inter-bank offered rate (LIBOR) plus 50 basis points for the five-year element and 40 basis points for the 364-day tranche with a utilisation fee of 5 basis points if usage exceeds 66.6% of the facility. The Company is liable to pay a commitment fee on the un-drawn portion of the syndicated facility at a rate per annum equal to 20 basis points and 10 basis points on the five-year and 364-day elements respectively, payable quarterly in arrears.

Net Debt

US$m	**(Unaudited) at 30.06.04**	(Unaudited) at 30.06.03	(Audited) at 31.12.03
Cash at bank and on hand	**297.1**	161.6	255.1
Bank overdrafts	**(19.8)**	(23.5)	(15.8)
Net cash	**277.3**	138.1	239.3
Short-term loans	**(112.0)**	(281.1)	(206.6)
Long-term loans	**(1,278.9)**	(2,510.7)	(1,630.0)
Debt arrangement fees	**14.5**	46.9	51.6
Guaranteed convertible bonds	**(600.0)**	–	(600.0)
Finance leases	**(82.2)**	(63.5)	(75.8)
Net debt	**(1,781.3)**	(2,670.3)	(2,221.5)
Net debt by currency:			
AUD	**2.7**	(121.5)	(93.6)
EUR	**(1.8)**	3.3	0.7
GBP	**(4.6)**	0.4	3.9
US$	**(1,738.8)**	(2,502.7)	(2,086.7)
ZAR	**(41.4)**	(54.5)	(46.0)
Other	**2.6**	4.7	0.2
	(1,781.3)	(2,670.3)	(2,221.5)

Interest Payable and Similar Charges

US$m	**(Unaudited) Six months to 30.06.04**	(Unaudited) Six months to 30.06.03	(Audited) Twelve months to 31.12.03
Amortisation of debt arrangement fees	**6.0**	4.5	10.5
Bank loans and overdrafts	**23.1**	12.3	47.3
Discounting on provisions	**8.0**	0.9	8.4
Guaranteed convertible bond, capital market notes and silver loan	**17.3**	–	15.2
Finance charges payable under finance leases and hire purchase contracts	**2.7**	0.5	2.6
Equity minority interest loans	**3.9**	0.4	3.4
Interest payable – other	**2.4**	1.6	2.0
	63.4	20.2	89.4
Exceptionals:			
Write-off of debt arrangement fees on facilities repaid	**35.1**	–	–
	98.5	20.2	89.4

Notes to the Statement of Cash Flows

	(Unaudited) Six months to 30.06.04	(Unaudited) Six months to 30.06.03	(Audited) Twelve months to 31.12.03
Reconciliation of operating profit to net cash inflow from operating activities:			
Operating profit	**619.4**	84.5	290.7
Depreciation and amortisation	**291.2**	103.2	379.9
Increase in debtors	**(58.2)**	(100.7)	(76.5)
Decrease/(increase) in stocks	**18.1**	(27.9)	(95.0)
(Decrease)/increase in creditors	**(60.3)**	9.9	69.4
Increase in provisions	**(30.5)**	10.5	24.9
	779.7	79.5	593.4

Tax on Profit on Ordinary Activities

The statutory tax provision at the weighted average rate is generally calculated on the basis of pre-tax earnings or losses, in each country and the applicable statutory tax rates. The difference between the effective provision for income tax and the statutory tax provision at the weighted average tax rate is reconciled as follows:

US$m	**(Unaudited) Six months to 30.06.04**	(Unaudited) Six months to 30.06.03	(Audited) Twelve months to 31.12.03
Profit on ordinary activities before tax	**530.1**	68.5	354.3
Statutory provision for tax at weighted average rate	**(136.4)**	17.0	(34.0)
Permanent differences			
– Amortisation of goodwill	**(0.7)**	(0.8)	(1.3)
– Non-deductible depreciation	**(32.2)**	(10.0)	(47.7)
– Non-taxable income	**2.7**	1.2	4.7
– Other	**(4.7)**	(1.7)	7.8
	(34.9)	(11.3)	(36.5)
Timing differences			
– Capital allowances more than depreciation	**(1.6)**	(1.1)	(1.3)
– Employee entitlements	**(0.7)**	0.2	1.6
– Restoration and rehabilitation	**(0.9)**	(2.0)	5.3
– Other provisions	**7.6**	1.7	8.1
– Tax losses	**45.6**	(16.4)	4.4
– Other	**2.9**	3.7	7.3
	52.9	(13.9)	25.4
Previously unrecognised tax losses	**31.0**	–	24.4
Current tax charge – current year	**(87.4)**	(8.2)	(20.7)
Adjustments to tax charge in respect of previous periods	**1.1**	0.5	0.3
Total current tax charge for the year	**(86.3)**	(7.7)	(20.4)
Deferred tax movements taken to the profit and loss account	**(10.4)**	15.1	(26.1)
Tax on profit on ordinary activities	**(96.7)**	7.4	(46.5)

The deferred tax charge for 2004 includes a reduction of US$40.5 million as a result of the entry of certain entities into the Australian tax consolidation regime.

The tax benefit relating to exceptional items is US$6.5 million.

US$m	**(Unaudited) Six months to 30.06.04**	(Unaudited) Six months to 30.06.03	(Audited) Twelve months to 31.12.03
Turnover by business segment			
Continuing operations:			
Coal – Thermal	**1,058.6**	641.2	1,479.7
Coal – Coking	**130.5**	–	117.9
Coal	**1,189.1**	641.2	1,597.6
Chrome	**363.0**	199.7	472.2
Vanadium	**64.1**	34.0	70.8
Copper	**722.4**	–	555.1
Zinc Lead	**569.2**	280.4	760.3
Forestry	**1.8**	1.8	2.8
Technology	**28.6**	–	20.1
	2,938.2	1,157.1	3,478.9
Discontinued operations:			
Magnesium	**–**	2.7	2.7
Total	**2,938.2**	1,159.8	3,481.6
Turnover by origin			
Continuing operations:			
Africa	**670.1**	430.9	996.5
Americas	**344.5**	1.8	276.9
Australia	**1,466.6**	444.0	1,530.7
Europe	**457.0**	280.4	674.8
	2,938.2	1,157.1	3,478.9
Discontinued operations:			
Americas	**–**	2.7	2.7
Total	**2,938.2**	1,159.8	3,481.6
Turnover by destination			
Continuing operations:			
Africa	**98.2**	56.3	152.0
Americas	**88.2**	92.0	244.6
Asia	**1,391.2**	399.4	1,301.4
Australia	**241.5**	56.3	236.7
Europe	**1,077.7**	531.7	1,482.1
Middle East	**41.4**	21.4	62.1
	2,938.2	1,157.1	3,478.9
Discontinued operations:			
Americas	**–**	2.7	2.7
Total	**2,938.2**	1,159.8	3,481.6

US$m	(Unaudited) Six months to 30.06.04	(Unaudited) Six months to 30.06.03	(Audited) Twelve months to 31.12.03
EBITDA by business segment (pre-exceptionals)			
Continuing operations:			
Coal – Thermal	**327.4**	134.1	293.3
Coal – Coking	**36.2**	–	20.4
Coal	**363.6**	134.1	313.7
Chrome	**89.9**	23.6	78.9
Vanadium	**22.9**	(0.6)	(1.9)
Copper	**384.5**	–	253.6
Zinc Lead	**63.0**	42.3	90.0
Forestry	**0.2**	0.5	0.5
Technology	**13.6**	–	5.7
Common costs and income	**(21.9)**	(11.7)	(40.5)
	915.8	188.2	700.0
Discontinued operations:			
Magnesium	**–**	(1.3)	(1.3)
EBITDA (pre-exceptionals)	**915.8**	186.9	698.7
Exceptionals:			
Profit/(loss) on disposal of operations:			
Coal	**–**	–	136.6
Magnesium – discontinued	**–**	(1.6)	(1.6)
Restructuring:			
Zinc Lead	**–**	–	(8.5)
Common costs and income	**(3.0)**	–	(13.3)
EBITDA	**912.8**	185.3	811.9
EBITDA by geographical location (pre-exceptionals)			
Continuing operations:			
Africa	**175.7**	57.8	151.7
Americas	**238.9**	0.5	183.4
Australia	**473.1**	99.3	320.8
Europe	**50.0**	42.3	84.6
Common costs and income	**(21.9)**	(11.7)	(40.5)
	915.8	188.2	700.0
Discontinued operations:			
Americas	**–**	(1.3)	(1.3)
EBITDA (pre-exceptionals)	**915.8**	186.9	698.7
Exceptionals:			
Profit/(loss) on disposal of operations:			
Americas – discontinued	**–**	(1.6)	(1.6)
Australia	**–**	–	136.6
Restructuring:			
Australia	**(3.0)**	–	(13.3)
Europe	**–**	–	(8.5)
EBITDA	**912.8**	185.3	811.9

US$m	**(Unaudited) Six months to 30.06.04**	(Unaudited) Six months to 30.06.03	(Audited) Twelve months to 31.12.03
EBIT by business segment (pre-exceptionals)			
Continuing operations:			
Coal – Thermal	**214.1**	63.6	125.1
Coal – Coking	**21.2**	–	11.3
Coal	**235.3**	63.6	136.4
Chrome	**80.3**	15.8	61.6
Vanadium	**19.8**	(3.8)	(7.5)
Copper	**279.3**	–	138.4
Zinc Lead	**21.7**	21.9	29.6
Forestry	**(0.8)**	(0.3)	(0.9)
Technology	**11.7**	–	4.0
Common costs and income	**(22.7)**	(12.2)	(41.5)
	624.6	85.0	320.1
Discontinued operations:			
Magnesium	**–**	(1.3)	(1.3)
EBIT (pre-exceptionals)	**624.6**	83.7	318.8
Exceptionals:			
Profit/(loss) on disposal of operations:			
Coal	**–**	–	136.6
Magnesium – discontinued	**–**	(1.6)	(1.6)
Restructuring:			
Zinc Lead	**–**	–	(8.5)
Common costs and income	**(3.0)**	–	(13.3)
EBIT	**621.6**	82.1	432.0
Less:			
Income/(loss) from associates:			
Coal	**–**	(1.8)	(3.0)
Profit/(loss) on sale of tangible assets:			
Coal – Thermal	**1.9**	1.1	8.8
Chrome	**0.7**	(0.1)	(0.2)
Copper	**–**	–	0.7
Zinc Lead	**(0.4)**	–	–
Profit on sale of interest in JANEs			
Coal	**–**	–	136.6
Loss on disposal of operations:			
Magnesium – discontinued	**–**	(1.6)	(1.6)
Operating profit	**619.4**	84.5	290.7

US$m	(Unaudited) Six months to 30.06.04	(Unaudited) Six months to 30.06.03	(Audited) Twelve months to 31.12.03
EBIT by geographical location (pre-exceptionals)			
Continuing operations:			
Africa	**126.9**	28.0	82.0
Americas	**174.9**	(0.3)	102.4
Australia	**317.9**	47.6	136.1
Europe	**27.6**	21.9	41.1
Common costs and income	**(22.7)**	(12.2)	(41.5)
	624.6	85.0	320.1
Discontinued operations:			
Americas	**–**	(1.3)	(1.3)
EBIT (pre-exceptionals)	**624.6**	83.7	318.8
Exceptionals:			
Profit/(loss) on disposal of operations:			
Americas – discontinued	**–**	(1.6)	(1.6)
Australia	**–**	–	136.6
Restructuring:			
Australia	**(3.0)**	–	(13.3)
Europe	**–**	–	(8.5)
EBIT	**621.6**	82.1	432.0
Less:			
Income/(loss) from associates:			
Australia	**–**	(1.8)	(3.0)
Profit/(loss) on sale of tangible assets:			
Africa	**2.0**	–	3.6
Australia	**0.2**	1.0	5.7
Profit on sale of interest in JANEs			
Australia	**–**	–	136.6
Loss on disposal of operations:			
Americas – discontinued	**–**	(1.6)	(1.6)
Operating profit	**619.4**	84.5	290.7

US$m	**(Unaudited) at 30.06.04**	(Unaudited) at 30.06.03	(Audited) at 31.12.03
Tangible assets by business segment			
Continuing operations:			
Coal	**3,779.7**	3,831.2	3,977.3
Chrome	**389.6**	318.9	355.0
Vanadium	**118.7**	95.5	108.6
Copper	**1,837.5**	1,955.2	1,985.2
Zinc Lead	**1,077.7**	1,031.5	1,138.8
Forestry	**33.7**	32.1	36.2
Technology	**7.6**	7.0	7.6
Unallocated	**6.8**	3.5	6.1
Total	**7,251.3**	7,274.9	7,614.8
Tangible assets by geographical location			
Continuing operations:			
Africa	**1,298.6**	1,080.7	1,211.0
Americas	**938.5**	1,062.1	996.4
Australia	**4,312.6**	4,470.8	4,680.2
Europe	**694.8**	657.8	721.1
Unallocated	**6.8**	3.5	6.1
Total	**7,251.3**	7,274.9	7,614.8
Net current assets by business segment			
Continuing operations:			
Coal	**194.8**	208.8	251.0
Chrome	**268.9**	129.5	146.2
Vanadium	**45.7**	46.0	43.2
Copper	**500.1**	413.7	434.7
Zinc Lead	**158.6**	105.5	151.7
Forestry	**1.8**	1.9	1.5
Technology	**(5.7)**	4.0	2.0
Unallocated	**(114.6)**	(231.4)	(95.8)
	1,049.6	678.0	934.5
Discontinued operations:			
Zinc Lead – UK smelters	**4.6**	4.5	4.5
Total	**1,054.2**	682.5	939.0
Net current assets by geographical location			
Continuing operations:			
Africa	**381.3**	210.7	223.6
Americas	**387.0**	231.5	250.4
Australia	**292.2**	398.4	450.4
Europe	**103.7**	68.8	105.9
Unallocated	**(114.6)**	(231.4)	(95.8)
	1,049.6	678.0	934.5
Discontinued operations:			
Europe	**4.6**	4.5	4.5
Total	**1,054.2**	682.5	939.0

US$m	**(Unaudited) at 30.06.04**	(Unaudited) at 30.06.03	(Audited) at 31.12.03
Attributable net assets by business segment			
Continuing operations:			
Coal	**4,816.9**	4,718.1	4,977.5
Chrome	**445.2**	270.6	313.6
Vanadium	**143.3**	131.0	140.4
Copper	**1,536.1**	1,541.5	1,619.8
Zinc Lead	**1,262.2**	1,173.0	1,307.5
Forestry	**23.3**	21.8	25.5
Technology	**47.3**	58.6	55.8
Unallocated	**(1,587.6)**	(2,261.7)	(1,931.4)
	6,686.7	5,652.9	6,508.7
Discontinued operations:			
Zinc Lead – UK smelters	**(24.2)**	(32.3)	(23.8)
Total	**6,662.5**	5,620.6	6,484.9
Attributable net assets by geographical location			
Continuing operations:			
Africa	**2,579.3**	2,026.1	2,282.8
Americas	**634.5**	591.5	596.5
Australia	**4,185.3**	4,466.9	4,655.4
Europe	**875.2**	830.1	905.4
Unallocated	**(1,587.6)**	(2,261.7)	(1,931.4)
	6,686.7	5,652.9	6,508.7
Discontinued operations:			
Europe	**(24.2)**	(32.3)	(23.8)
Total	**6,662.5**	5,620.6	6,484.9

US$m	**(Unaudited) Six months to 30.06.04**	(Unaudited) Six months to 30.06.03	(Audited) Twelve months to 31.12.03
Capital expenditure by business segment			
Sustaining:			
Coal	**63.3**	48.9	110.9
Chrome	**1.9**	0.3	2.3
Vanadium	**0.5**	0.4	0.7
Copper	**23.7**	–	27.2
Zinc Lead	**21.6**	6.5	31.6
Forestry	**1.2**	0.4	1.4
Technology	**0.1**	–	–
Unallocated	**1.6**	–	4.7
Total	**113.9**	56.5	178.8
Expansionary:			
Coal	**22.7**	14.5	77.8
Chrome	**11.3**	6.3	27.2
Vanadium	**3.7**	1.6	4.7
Copper	**4.6**	–	12.5
Zinc Lead	**6.1**	7.7	15.4
Total	**48.4**	30.1	137.6
Total:			
Coal	**86.0**	63.4	188.7
Chrome	**13.2**	6.6	29.5
Vanadium	**4.2**	2.0	5.4
Copper	**28.3**	–	39.7
Zinc Lead	**27.7**	14.2	47.0
Forestry	**1.2**	0.4	1.4
Technology	**0.1**	–	–
Unallocated	**1.6**	–	4.7
Total	**162.3**	86.6	316.4

US$m	**(Unaudited) Six months to 30.06.04**	(Unaudited) Six months to 30.06.03	(Audited) Twelve months to 31.12.03
Capital expenditure by geographic location			
Sustaining:			
Africa	**22.2**	10.8	33.4
Americas	**6.0**	0.4	8.1
Australia	**73.6**	38.8	112.4
Europe	**10.5**	6.5	20.1
Unallocated	**1.6**	–	4.8
Total	**113.9**	56.5	178.8
Expansionary:			
Africa	**15.6**	20.9	61.6
Americas	**2.8**	–	2.8
Australia	**27.8**	1.5	59.4
Europe	**2.2**	7.7	13.8
Total	**48.4**	30.1	137.6
Total:			
Africa	**37.8**	31.7	95.0
Americas	**8.8**	0.4	10.9
Australia	**101.4**	40.3	171.8
Europe	**12.7**	14.2	33.9
Unallocated	**1.6**	–	4.8
Total	**162.3**	86.6	316.4

For the six months ended 30 June 2004

US$m	**Statutory Six months to 30.06.04**	Pro forma Six months to 30.06.03	Pro forma Twelve months to 31.12.03
Turnover			
Continuing operations	**2,938.2**	2,090.6	4,412.4
Discontinued operations	–	19.7	19.7
Group turnover	**2,938.2**	2,110.3	4,432.1
Net operating costs before exceptional costs	**(2,315.8)**	(1,917.9)	(4,011.7)
Exceptional costs – restructuring	**(3.0)**	–	(21.8)
Net operating costs	**(2,318.8)**	(1,917.9)	(4,033.5)
Operating profit	**619.4**	192.4	398.6
Continuing operations	**619.4**	196.8	403.0
Discontinued operations	–	(4.4)	(4.4)
	619.4	192.4	398.6
Income/(loss) from interest in associated undertakings	–	(1.8)	(3.0)
Total operating profit	**619.4**	190.6	395.6
Profit on sale of tangible assets – continuing	**2.2**	1.0	9.3
Profit on sale of interest in JANEs – continuing	–	–	136.6
Loss on disposal of operations – discontinued	–	(1.6)	(1.6)
Profit before interest and taxation	**621.6**	190.0	539.9
Net interest payable and similar charges – pre-exceptionals	**(56.4)**	(64.6)	(128.7)
Interest payable and similar charges – exceptional items	**(35.1)**	–	–
Profit before taxation	**530.1**	125.4	411.2
Tax on profit on ordinary activities	**(96.7)**	(18.9)	(72.8)
Profit after taxation	**433.4**	106.5	338.4
Minority interests	**(59.5)**	(29.1)	(59.2)
Attributable profit	**373.9**	77.4	279.2
Earnings per share (US$) – basic			
Pre-exceptionals	**0.65**	0.13	0.26
Exceptional items	**(0.05)**	(0.01)	0.19
	0.60	0.12	0.45
Weighted average number of shares (000)	**627,374**	628,373	628,335

Notes to the Pro forma Profit and Loss Accounts

The pro forma financial information has not been audited or reviewed by Ernst & Young LLP.

The half year 2003 Pro forma Profit and Loss Accounts and segmental information for the Group is prepared to illustrate the effect had the MIM Group acquisition occurred on 1 January 2003. The financial information for the six months ended 30 June 2003 of the MIM Group has been presented at spot foreign currency exchange rates by reversing the realised hedging losses as the hedge book was 'at the money' on the acquisition date. The financial information for the six months ended 30 June 2004 is the statutory results.

US$m	**Six months to 30.06.04**	Six months to 30.06.03	Twelve months to 31.12.03
Turnover			
Statutory turnover	**2,938.2**	1,159.8	3,481.6
MIM Group pre-acquisition turnover	–	954.8	954.8
Less Ravenswood pre-acquisition turnover	–	(24.5)	(24.5)
MIM Group hedge book fair value reversal	–	20.2	20.2
Total	**2,938.2**	2,110.3	4,432.1
EBITDA (pre-exceptionals)			
Statutory EBITDA	**915.8**	186.9	698.7
MIM Group pre-acquisition EBITDA	–	220.9	220.9
Less Ravenswood pre-acquisition EBITDA	–	(3.7)	(3.7)
MIM Group acquisition defence costs	–	15.4	15.4
MIM Group hedge book fair value reversal	–	20.2	20.2
Total	**915.8**	439.7	951.5
EBIT (pre-exceptionals)			
Statutory EBIT	**624.6**	83.7	318.8
MIM Group pre-acquisition EBIT	–	76.6	76.6
Less Ravenswood pre-acquisition EBIT	–	0.1	0.1
MIM Group acquisition defence costs	–	15.4	15.4
MIM Group hedge book fair value reversal	–	20.2	20.2
MIM Group fair value depreciation adjustment	–	(2.3)	(2.3)
Less Ravenswood fair value depreciation adjustment	–	(2.1)	(2.1)
Total	**624.6**	191.6	426.7
EBIT			
Statutory EBIT	**621.6**	82.1	432.0
MIM Group pre-acquisition EBIT	–	94.1	94.1
Less Ravenswood pre-acquisition EBIT	–	0.1	0.1
MIM Group UK smelter rehabilitation liability disposal reversal	–	(25.3)	(25.3)
MIM Group UK impairment of smelter assets	–	7.8	7.8
MIM Group acquisition defence costs	–	15.4	15.4
MIM Group hedge book fair value reversal	–	20.2	20.2
MIM Group fair value depreciation adjustment	–	(2.3)	(2.3)
Less Ravenswood fair value depreciation adjustment	–	(2.1)	(2.1)
Total	**621.6**	190.0	539.9

US$m	Six months to 30.06.04	Six months to 30.06.03	Twelve months to 31.12.03
Profit before taxation			
Statutory profit on ordinary activities before taxation	**530.1**	68.5	354.3
MIM Group pre-acquisition profit before taxation	–	54.5	54.5
Less Ravenswood pre-acquisition profit before tax	–	0.2	0.2
MIM Group UK smelter rehabilitation liability disposal reversal	–	(25.3)	(25.3)
MIM Group UK impairment of smelter assets	–	7.8	7.8
MIM Group acquisition defence costs	–	15.4	15.4
MIM Group hedge book fair value reversal	–	20.2	20.2
MIM Group fair value depreciation adjustment	–	(2.3)	(2.3)
Less Ravenswood fair value depreciation adjustment	–	(2.1)	(2.1)
Incremental interest adjustment	–	(9.0)	(9.0)
MIM Group discounting of rehabilitation provision	–	(2.6)	(2.6)
Less Ravenswood discounting of rehabilitation provision	–	0.1	0.1
Total	**530.1**	125.4	411.2
Attributable profit			
Statutory attributable profit	**373.9**	75.2	277.0
MIM Group pre-acquisition attributable profit	–	5.7	5.7
Less Ravenswood pre-acquisition attributable profit	–	(0.4)	(0.4)
MIM Group UK smelter rehabilitation liability disposal reversal	–	(25.3)	(25.3)
MIM Group UK impairment of smelter assets	–	7.8	7.8
MIM Group acquisition defence costs	–	15.4	15.4
MIM Group hedge book fair value reversal	–	20.2	20.2
MIM Group fair value depreciation adjustment	–	(2.3)	(2.3)
Less Ravenswood fair value depreciation adjustment	–	(2.1)	(2.1)
Incremental interest adjustment	–	(14.3)	(14.3)
MIM Group discounting of rehabilitation provision	–	(2.6)	(2.6)
Less Ravenswood discounting of rehabilitation provision	–	0.1	0.1
Total	**373.9**	77.4	279.2

US$m	Statutory Six months to 30.06.04	Pro forma Six months to 30.06.03	Pro forma Twelve months to 31.12.03
Turnover by business segment			
Continuing operations:			
Coal – Thermal	**1,058.6**	739.6	1,578.1
Coal – Coking	**130.5**	163.6	281.5
Coal	**1,189.1**	903.2	1,859.6
Chrome	**363.0**	199.7	472.2
Vanadium	**64.1**	34.0	70.8
Copper	**722.4**	502.0	1,057.1
Zinc Lead	**569.2**	435.4	915.3
Forestry	**1.8**	1.8	2.8
Technology	**28.6**	13.8	33.9
Unallocated	**–**	0.7	0.7
	2,938.2	2,090.6	4,412.4
Discontinued operations:			
Zinc Lead – European smelters	**–**	17.0	17.0
Magnesium	**–**	2.7	2.7
Total	**2,938.2**	2,110.3	4,432.1
Turnover by origin			
Continuing operations:			
Africa	**670.1**	430.9	996.5
Americas	**344.5**	234.3	509.4
Australia	**1,466.6**	1,069.4	2,156.1
Europe	**457.0**	355.3	749.7
Unallocated	**–**	0.7	0.7
	2,938.2	2,090.6	4,412.4
Discontinued operations:			
Americas	**–**	2.7	2.7
Europe	**–**	17.0	17.0
Total	**2,938.2**	2,110.3	4,432.1
Turnover by destination			
Continuing operations:			
Africa	**98.2**	58.0	153.7
Americas	**88.5**	140.0	292.6
Asia	**1,288.1**	872.0	1,774.0
Australia	**233.5**	154.8	335.1
Europe	**1,080.7**	836.2	1,786.7
Middle East	**149.2**	28.9	69.6
Unallocated	**–**	0.7	0.7
	2,938.2	2,090.6	4,412.4
Discontinued operations:			
Americas	**–**	2.7	2.7
Europe	**–**	17.0	17.0
Total	**2,938.2**	2,110.3	4,432.1

US$m	**Statutory Six months to 30.06.04**	Pro forma Six months to 30.06.03	Pro forma Twelve months to 31.12.03
EBITDA by business segment (pre-exceptionals)			
Continuing operations:			
Coal – Thermal	**327.4**	133.4	292.6
Coal – Coking	**36.2**	36.9	57.3
Coal	**363.6**	170.3	349.9
Chrome	**89.9**	23.6	78.9
Vanadium	**22.9**	(0.6)	(1.9)
Copper	**384.5**	228.2	481.8
Zinc Lead	**63.0**	46.5	94.2
Forestry	**0.2**	0.5	0.5
Technology	**13.6**	3.2	8.9
Common costs and income	**(21.9)**	(27.8)	(56.6)
	915.8	443.9	955.7
Discontinued operations:			
Zinc Lead – European smelters	–	(2.9)	(2.9)
Magnesium	–	(1.3)	(1.3)
EBITDA (pre-exceptionals)	**915.8**	439.7	951.5
Exceptionals:			
Profit/(loss) on disposal of operations:			
Coal	–	–	136.6
Magnesium	–	(1.6)	(1.6)
Restructuring:			
Zinc Lead	–	–	(8.5)
Common costs and income	**(3.0)**	–	(13.3)
EBITDA	**912.8**	**438.1**	**1,064.7**
EBITDA by geographical location (pre-exceptionals)			
Continuing operations:			
Africa	**175.7**	57.8	151.7
Americas	**238.9**	149.9	332.8
Australia	**473.1**	214.0	435.5
Europe	**50.0**	50.0	92.3
Common costs and income	**(21.9)**	(27.8)	(56.6)
	915.8	443.9	955.7
Discontinued operations:			
Americas	–	(1.3)	(1.3)
Europe	–	(2.9)	(2.9)
EBITDA (pre-exceptionals)	**915.8**	439.7	951.5
Exceptionals:			
Profit/(loss) on disposal of operations:			
Americas	–	(1.6)	(1.6)
Australia	–	–	136.6
Restructuring:			
Australia	**(3.0)**	–	(13.3)
Europe	–	–	(8.5)
EBITDA	**912.8**	438.1	1,064.7

US$m	Statutory Six months to 30.06.04	Pro forma Six months to 30.06.03	Pro forma Twelve months to 31.12.03
EBITDA by business segment (pre-exceptionals)			
Continuing operations:			
Coal – Thermal	**214.1**	51.0	112.5
Coal – Coking	**21.2**	14.1	25.4
Coal	**235.3**	65.1	137.9
Chrome	**80.3**	15.8	61.6
Vanadium	**19.8**	(3.8)	(7.5)
Copper	**279.3**	135.7	274.1
Zinc Lead	**21.7**	10.0	17.7
Forestry	**(0.8)**	(0.3)	(0.9)
Technology	**11.7**	2.0	6.0
Common costs and income	**(22.7)**	(28.5)	(57.8)
	624.6	196.0	431.1
Discontinued operations:			
Zinc Lead – European smelters	**–**	(3.1)	(3.1)
Magnesium	–	(1.3)	(1.3)
EBIT (pre-exceptionals)	**624.6**	191.6	426.7
Exceptionals:			
Profit/(loss) on disposal of operations:			
Coal	–	–	136.6
Magnesium – discontinued	**–**	(1.6)	(1.6)
Restructuring:			
Zinc Lead	–	–	(8.5)
Common costs and income	**(3.0)**	–	(13.3)
EBIT	**621.6**	190.0	539.9
EBIT by geographical location (pre-exceptionals)			
Continuing operations:			
Africa	**126.9**	28.0	82.0
Americas	**174.9**	88.3	191.0
Australia	**317.9**	82.3	170.8
Europe	**27.6**	25.9	45.1
Common costs and income	**(22.7)**	(28.5)	(57.8)
	624.6	196.0	431.1
Discontinued operations:			
Americas	**–**	(1.3)	(1.3)
Europe	**–**	(3.1)	(3.1)
EBIT (pre-exceptionals)	**624.6**	191.6	426.7
Exceptionals:			
Profit/(loss) on disposal of operations:			
Americas – discontinued	**–**	(1.6)	(1.6)
Australia	**–**	–	136.6
Restructuring:			
Australia	**(3.0)**	–	(13.3)
Europe	**–**	–	(8.5)
EBIT	**621.6**	190.0	539.9

US$m	Statutory Six months to 30.06.04	Pro forma Six months to 30.06.03	Pro forma Twelve months to 31.12.03
Capital expenditure by business segment			
Sustaining:			
Coal	**63.3**	61.3	125.3
Chrome	**1.9**	0.3	2.3
Vanadium	**0.5**	0.4	0.7
Copper	**23.7**	20.8	48.3
Zinc Lead	**21.6**	13.8	38.9
Forestry	**1.2**	0.4	1.4
Technology	**0.1**	0.8	0.8
Unallocated	**1.6**	0.9	5.3
Total	**113.9**	98.7	223.0
Expansionary:			
Coal	**22.7**	42.1	105.4
Chrome	**11.3**	6.3	27.2
Vanadium	**3.7**	1.6	4.7
Copper	**4.6**	13.9	33.8
Zinc Lead	**6.1**	13.1	20.8
Unallocated	**–**	10.3	2.9
Total	**48.4**	87.3	194.8
Total:			
Coal	**86.0**	103.4	230.7
Chrome	**13.2**	6.6	29.5
Vanadium	**4.2**	2.0	5.4
Copper	**28.3**	34.7	82.1
Zinc Lead	**27.7**	26.9	59.7
Forestry	**1.2**	0.4	1.4
Technology	**0.1**	0.8	0.8
Unallocated	**1.6**	11.2	8.2
Total	**162.3**	186.0	417.8

US$m	**Statutory Six months to 30.06.04**	Pro forma Six months to 30.06.03	Pro forma Twelve months to 31.12.03
Capital expenditure by geographical location			
Sustaining:			
Africa	**22.2**	10.8	33.4
Americas	**6.0**	6.2	13.9
Australia	**73.6**	72.2	148.1
Europe	**10.5**	8.6	22.2
Unallocated	**1.6**	0.9	5.4
Total	**113.9**	98.7	223.0
Expansionary:			
Africa	**15.6**	20.9	61.6
Americas	**2.8**	1.3	7.7
Australia	**27.8**	47.1	108.8
Europe	**2.2**	7.7	13.8
Unallocated	**–**	10.3	2.9
Total	**48.4**	87.3	194.8
Total:			
Africa	**37.8**	31.7	95.0
Americas	**8.8**	7.5	21.6
Australia	**101.4**	119.3	256.9
Europe	**12.7**	16.3	36.0
Unallocated	**1.6**	11.2	8.3
Total	**162.3**	186.0	417.8

Data on operations

Name of operation	% ownership	Total annual production capacity (Full plant/mine basis)	Accounting status (descriptions below)	Location
Alloys				
Wonderkop plant	100	460kt	Subsidiary & JANE	Marikana, South Africa
Rustenburg plant	100	430kt	Subsidiary	Rustenburg, South Africa
Lydenburg plant	100	402kt	Subsidiary	Lydenburg, South Africa
Kroondal mine	100	2,050kt	Subsidiary	Rustenburg, South Africa
Waterval mine	100	50kt	Subsidiary	Rustenburg, South Africa
Thorncliffe mine	100	1,770kt	Subsidiary	Steelpoort, South Africa
Vantech V_2O_5	100	13,300k lbs Suspended H104	Subsidiary	Steelpoort, South Africa
Rhovan V_2O_5 FeV	100	20,200k lbs V_2O_5 7,800k kg FeV	Subsidiary Subsidiary	Brits, South Africa
Swazi Vanadium (FeV)	100	2,400k kg	Subsidiary	Swaziland
Windimurra V_2O_5	100	16,400k lbs Closed H104	Subsidiary	Western Australia
Copper				
Mount Isa	100	6.2mt ore 180kt Cu in conc 240kt Cu in anode	Subsidiary	North West Queensland Australia
Ernest Henry	100	10.5mt ore 115kt Cu in conc 120k ozs Au in conc	Subsidiary	North West Queensland Australia
Townsville refinery	100	270kt cathode	Subsidiary	North Queensland Australia
Alumbrera	50	37mt ore 190kt Cu in conc 550koz Au in conc 50koz Au in dore	Subsidiary	Catamarca, Argentina
Zinc Lead				
San Juan de Nieva	100	492kt Zn 474kt saleable Zn	Subsidiary	Asturias, Spain
Hinojedo	100	38kt calcine 25kt SO_2	Subsidiary	Cantabria, Spain
Arnao	100	24kt semis Zn	Subsidiary	Asturias, Spain
Nordenham	100	145kt Zn 140kt saleable Zn	Subsidiary	Nordenham Germany
Northfleet	100	180 Primary Pb	Subsidiary	Northfleet United Kingdom
Mount Isa	100	5.1mt ore 250kt Zn in conc 170kt Pb in bullion 300t Ag in bullion	Subsidiary	North West Queensland Australia
McArthur River	75	1.7mt ore 175kt Zn in conc	JANE	Northern Territory Australia

Data on operations

Name of operation	% ownership	Total annual production capacity (Full plant/mine basis)	Accounting status (descriptions below)	Location
Coal – Australia				
Oakbridge Group				
– Baal Bone	74.1	2,200kt	Subsidiary	Western Coal Fields
– Beltana	68.3	4,500kt	Subsidiary	Hunter Valley
– Bulga	68.3	5,000kt	Subsidiary	Hunter Valley
– South Bulga	68.3	300kt	Subsidiary	Hunter Valley
Macquarie Coal JV				
– West Wallsend	80	2,800kt	JANE	Newcastle
– Westside	80	800kt	JANE	Newcastle
Liddell group				
– Liddell	67.5	2,800kt	JANE	Hunter Valley
Cumnock	84	1,300kt	Subsidiary	Hunter Valley
Mt Owen	100	7,000kt	Subsidiary	Hunter Valley
United	95	2,600kt	JANE	Hunter Valley
Ulan				
– Ulan Underground	90	3,500kt	JANE	Western Coal Fields
– Ulan Open Cut	90	2,400kt	JANE	Western Coal Fields
Narama	50	2,060kt	JANE	Hunter Valley
Oaky Creek	55	9,100kt	JANE	Bowen Basin
Newlands	55	8,800kt	JANE	Bowen Basin
Collinsville				
– Thermal	55	3,900kt	JANE	Bowen Basin
– Coking	55	1,700kt	JANE	Bowen Basin
Cook	95	450kt	Subsidiary	Bowen Basin
Coal – South Africa				
Tweefontein Division				
– Boschmans	100	2,100kt	Subsidiary	Witbank
– South Witbank	100	1,800kt	Subsidiary	Witbank
– Waterpan	100	1,200kt	Subsidiary	Witbank
– WitCons	100	1,018kt	Subsidiary	Witbank
– Goedgevonden	100	400kt	Subsidiary	Witbank
iMpunzi Division				
– Phoenix	100	850kt	Subsidiary	Witbank
– Tavistock	100	2,200kt	Subsidiary	Witbank
Tavistock TESA JV				
– ATC	50	1,800kt	JANE	Witbank
– ATCOM	50	2,400kt	JANE	Witbank
Mpumalanga Division				
– Spitzkop	100	1,200kt	Subsidiary	Ermelo
– Tselentis	100	1,600kt	Subsidiary	Breyten
Mines operated by JV partners				
– Douglas and Middelburg	16	25,500kt	JANE	Witbank/Middelburg
Other Businesses				
– Forestal Los Lagos	100	124kcbm	Subsidiary	Puerto Montt, Chile

EXPLANATION CATEGORIES OF ACCOUNTING STATUS

Associate

Associated undertakings are accounted for using the equity method. The Group's share of the net assets of the Associate are shown on the balance sheet under non-current assets as a single line. The results of the associate appear in two lines in the profit and loss account. The Group's share of the profit before tax of the associate appears on the face of the profit and loss account. The Group's share of the associate's tax charge appears in the tax note.

Joint Venture (JV)

JVs are arrangements where the partners share in the profits of the JV operations. JVs are accounted for using the gross equity method. The Group's share of the gross assets and gross liabilities of the JV are shown as two lines on the face of the balance sheet within non-current assets. Treatment in the profit and loss account is similar to associated undertakings except that turnover is grossed up for the Group's share of the turnover of the JV, which is then deducted on the face of the profit and loss account to arrive at Group turnover.

JANE

Joint arrangements not creating an entity ("JANE") are characterised by the sharing of output (eg. the physical commodity or a transport facility) rather than the sharing of profit from operations of the JV. JANEs are proportionately consolidated on a line-by-line basis.

Subsidiary

Subsidiaries are 100% consolidated on a line-by-line basis. Where a subsidiary is not 100% owned, the minority interest's share of net assets and profits are deducted on the face of the balance sheet and profit and loss account as single lines.

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